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As filed with the United States Securities and Exchange Commission on April 13, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

OSISKO MINING CORPORATION
(Exact name of Registrant as specified in its charter)

Canada (Province or other jurisdiction of incorporation or organization)	1040 (Primary Standard Industrial Classification Code Number)	Not Applicable (I.R.S. Employer Identification No.)

1100 De La Gauchetière Street West, Suite 300 P.O. Box 211 Montréal, Quebec Canada, H3B 2S2 (514) 735-7131 (Address and telephone number of Registrant's principal executive offices)

CT Corporation 111 Eighth Avenue, 13th Floor New York, NY 10011 (212) 894-8940 (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Copies to:
André Le Bel Osisko Mining Corporation 1110 De La Gauchetière St. West Suite 300, P.O. Box 211 Montréal, Quebec Canada H3B 2S2	Martin C. Glass Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018	Linda E. Misetich Fraser Milner Casgrain LLP 1 First Canadian Place, 39th Fl. 100 King Street West Toronto, Ontario Canada M5X 1B2

Approximate date of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective

This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with Rule 467(a).

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction's shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Shares	40,891,084	$1.90	$77,693,060	$5,540

(1)
Represents the maximum number of common shares of the Registrant estimated to be issuable upon consummation of the offer to purchase all of the issued and outstanding common shares of Brett Resources Inc. ("Brett"), calculated as the product of (a) 120,267,895, which is the number of outstanding common shares of Brett, other than shares beneficially owned by the Registrant, as of April, 5, 2010, calculated on a fully-diluted basis, as provided to the Registrant by Brett, and (b) the exchange ratio of 0.34 of a common share of the Registrant for each common share of Brett.

(2)
Calculated pursuant to General Instruction IV.G(4) to Form F-8, solely for purposes of calculating the registration fee. The average of the high and low price of the Brett common shares, which are the securities to be received by the Registrant, as reported on the Toronto Stock Exchange on March 15, 2010 was Cdn.$1.90 per share, which, converted into U.S. dollars based on the exchange rate of U.S. $1.00 to Cdn.$1.0015 the noon spot rate as reported by the Bank of Canada on April 12, 2010, equals U.S. $1.90 per common share. The total value of the securities to be received from holders is therefore U.S.$77,693,060, and the registration fee is U.S.$5,540.

        If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

 PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

Item 1.    Jurisdiction Document.

        Offer to Purchase and Circular dated April 13, 2010, including the Letter of Transmittal, Notice of Guaranteed Delivery and Letter to Brett Shareholders.

Item 2.    Informational Legends.

        See "Notice to United States Shareholders" on page 3 of the Offer and Circular dated April 13, 2010.

Item 3.    Incorporation of Certain Information by Reference.

        As required by this Item, the Offer to Purchase and Circular provides that copies of the documents incorporated by reference may be obtained on request without charge from the Corporate Secretary of the Registrant at 1100 De La Gauchetière Street West, Suite 200, P.O. Box 211, Montréal, Quebec, Canada H3B 2S2 or by telephone: 514-735-7131.

Item 4.    List of Documents Filed with the Commission.

        See the heading "Documents Filed as Part of the Registration Statement" in the Offer to Purchase and Circular dated as of April 13, 2010.

I-1

This Offer and Circular (collectively, the "Offer Documents") are important and require your immediate attention. If you are in any doubt as to how to deal with them, you should consult your investment dealer, stockbroker, accountant, lawyer or other professional advisor. Inquiries concerning the information in this document should be directed to Kingsdale Shareholder Services Inc., toll free at 1-877-659-1824. The Offer has not been approved or disapproved by any securities commission or similar authority nor has any securities commission or similar authority passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer Documents. Any representation to the contrary is an offence.

Information has been incorporated by reference in this Offer and Circular from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Osisko at 1100 De La Gauchetière Ouest, Bureau 300, C.P. 211, Montréal, Québec H3B 2S2 or Telephone: (514) 735-7131 and are also available electronically at www.sedar.com.

April 13, 2010

OFFER TO PURCHASE

all of the outstanding common shares of

BRETT RESOURCES INC.

on the basis of 0.34 of an Osisko common
share and $0.0001 in cash for each common share of Brett

Osisko Mining Corporation ("Osisko" or the "Offeror") hereby offers (the "Offer") to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of Brett Resources Inc. ("Brett" or the "Company"), including common shares that may become outstanding after the date of this Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities of Brett that are convertible into or exchangeable or exercisable for common shares (collectively, the "Common Shares"), on the basis of 0.34 of an Osisko Common Share (as hereinafter defined) and $0.0001 in cash for each Common Share (the "Offer Consideration").

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 19, 2010 (the "Expiry Time"), unless the Offer is extended or withdrawn.

The Board of Directors of Brett has UNANIMOUSLY APPROVED the Offer and has, following consultation with its legal and financial advisors, and based, among other things, upon receipt of fairness opinions, UNANIMOUSLY DETERMINED that the Offer is fair and is in the best interests of Brett and the Shareholders (as hereinafter defined) (other than the Offeror and its associates and affiliates). The Board of Directors of Brett UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer.

The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with any Common Shares beneficially owned or over which control or direction is exercised by Osisko and its affiliates and joint actors, represents at least 66 2/3% of the total number of Common Shares outstanding. This condition and the other conditions of the Offer are described under "Conditions of the Offer" in Section 4 of the Offer. Subject to applicable laws, Osisko reserves the right to withdraw the Offer and to not take up and pay for any Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived at or prior to the Expiry Time.

The Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "BBR" and trade on the Frankfurt Stock Exchange (the "FRK") under the symbol "A4N". The Osisko Common Shares are listed on the Toronto Stock Exchange ("TSX") under the symbol "OSK" and trade on the FRK under the symbol "EWX". The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively. Osisko has applied to have the Osisko Common Shares to be issued in connection with the Offer approved for listing on the TSX.

The Offeror and Brett have entered into a support agreement dated March 21, 2010 (the "Support Agreement"), pursuant to which the Offeror has agreed to make the Offer and Brett has agreed to support and recommend the Offer, all subject to the conditions set forth in the Support Agreement. See "Agreements Relating to the Offer — Support Agreement" in Section 4 of the Circular.

Pursuant to lock-up agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate approximately 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

Prospective investors should be aware that, during the period of the Offer, Osisko or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, as permitted by applicable laws or regulations of Canada or its Provinces or Territories. See Section 13 of the Offer, "Market Purchases".

The Osisko Common Shares offered pursuant to this Offer involve certain risks and uncertainties. For a discussion of risks and uncertainties to consider in assessing the Offer, see "Risks Relating to the Offer" in Section 7 of the Circular and the risks and uncertainties described in Osisko's annual information form for the fiscal year ended December 31, 2009 and annual management's discussion and analysis, which are incorporated by reference into the Offer and Circular. See Section 11 of the Circular, "Documents Incorporated by Reference".

Shareholders who wish to accept the Offer must properly complete and execute the accompanying letter of transmittal (printed on yellow paper) (the "Letter of Transmittal") or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with certificate(s) representing their Common Shares and all other required documents, with the Depositary (as hereinafter defined) at its office in Toronto, Ontario set out in the Letter of Transmittal in accordance with the instructions set out in the Letter of Transmittal. Alternatively, Shareholders may: (1) accept the Offer where the certificate(s) representing the Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, by following the procedures for guaranteed delivery set out in Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery", using the accompanying notice of guaranteed delivery (printed on blue paper) (the "Notice of Guaranteed Delivery") or a manually signed facsimile thereof; or (2) accept the Offer by following the procedures for book-entry transfer of Common Shares set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

Osisko has engaged Kingsdale Shareholder Services Inc. to act as the depositary (in its capacity as depositary, the "Depositary") and information agent (in its capacity as information agent, the "Information Agent") under the Offer, to provide a resource for information for Shareholders. Questions and requests for assistance may be directed to the Information Agent or the Depositary. Additional copies of the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained without charge on request from the Information Agent or the Depositary. The contact details for the Information Agent and the Depositary are provided at the end of this document.

This document does not constitute an offer or a solicitation made to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Osisko may, in Osisko's sole discretion, take such action as Osisko may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

These securityholder materials are being sent to both registered and non-registered owners of the Common Shares of the Company. If you are a non-registered owner of Common Shares, and Osisko or its agent has sent these materials directly to you, your name and address and information about your holdings of Common Shares of the Company have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf.

(continued from cover)

NOTICE TO UNITED STATES SHAREHOLDERS

        Osisko has filed with the United States Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-8, and expects to mail this Offer and Circular to Shareholders. OSISKO URGES SHAREHOLDERS TO READ THE REGISTRATION STATEMENT AND OFFER AND CIRCULAR AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

        Shareholders will be able to obtain the documents free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by Osisko will be available free of charge from Osisko. You should direct requests for documents to Corporate Secretary, Osisko Mining Corporation, 1100 De La Gauchetière Ouest, Bureau 300, C.P. 211, Montreal, Québec, H3B 2S2 or by telephone at (514) 735-7131. To obtain timely delivery, such documents should be requested not later than May 12, 2010, five business days before the Expiry Date.

        This Offer is made by a Canadian corporation that is permitted, under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, to prepare this Offer and Circular in accordance with the disclosure requirements of Canadian securities laws. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

        Shareholders should be aware that the disposition of their Common Shares and their acquisition of Osisko Common Shares under the Offer may have tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully herein, and such holders are urged to consult their own tax advisors.

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that each of Osisko and Brett are incorporated or organized under the laws of Canada and the Province of British Columbia, respectively, that some or all of their respective officers and directors may reside outside the United States, that some or all of the experts named herein may reside outside the United States, and that all or a substantial portion of the assets of Osisko and Brett and such above-mentioned persons may be located outside the United States.

        THE SECURITIES OFFERED PURSUANT TO THIS OFFER AND CIRCULAR HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY UNITED STATES STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        Shareholders should be aware that, during the period of the Offer, Osisko or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares, or certain related securities, as permitted by applicable laws or regulations of Canada or its provinces or territories.

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON SUCH PERSON'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

 NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES

        The Offer is made only for Common Shares and is not made for any Convertible Securities (as hereinafter defined). Any holder of Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws (as hereinafter defined), exercise the Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have certificates representing the Common Shares received on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

        Following the Effective Time, provided that the Offeror has taken-up and paid for Common Shares following satisfaction of the Minimum Condition and received all Regulatory Approvals and subject to compliance with the U.S. Securities Act, to the extent applicable, each Option, which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a Replacement Option. Upon the exercise of any Warrants after a Subsequent Acquisition Transaction or a Compulsory Acquisition, the holder of any such Warrants shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Osisko Common Shares and cash that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction or a Compulsory Acquisition. See Section 4 of the Circular, "Agreements Relating to the Offer — Support Agreement — Options and Warrants".

        The tax consequences to holders of Convertible Securities of exercising, converting or exchanging, as applicable, their Convertible Securities are not described in "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular or "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular. Holders of Convertible Securities should consult their tax advisors for advice with respect to potential income tax consequences to them in connection with the decision to exercise or not exercise such securities.

 STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

        This Offer and Circular, the unaudited pro forma consolidated financial statements of Osisko, some of the information incorporated by reference in this Offer and Circular, statements made in the Circular under Section 5, "Benefits of and Reasons to Accept the Offer", Section 6, "Purpose of the Offer and Plans for Brett", Section 8, "Source of Offered Consideration", Section 9, "Summary Historical and Unaudited Pro Forma Consolidated Financial Information" and Section 20, "Acquisition of Common Shares Not Deposited Under the Offer", as well as other written statements made or provided or to be made or provided by Osisko that are not historical facts, are "forward-looking statements" and "forward-looking information" under applicable Canadian and United States securities laws. Such forward-looking statements and forward-looking information includes, without limitation, information concerning the proposed transaction and the business, operations and financial performance and condition of Osisko and Brett, estimated production, costs and mine life of the various mineral projects of Osisko or Brett, potential expansion of mineralization, plans for exploration and development, potential future production, exploration budgets and timing of expenditures and community relations activities and any statement that may predict, forecast, indicate or imply future plans, intentions, levels of activity, results, performance or achievements, and involve known and unknown risks, uncertainties and other factors which may cause the actual plans, intentions, activities, results, performance or achievements of Osisko or Brett to be materially different from any future plans, intentions, activities, results, performance or achievements expressed or implied by such forward-looking statements. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent they involve estimates of the mineralization that will be encountered if any property is developed. Except for statements of historical fact relating to the companies, information contained herein or incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as "will", "plan", "expect", "project", "intend", "believe", "anticipate", "forecast", "schedule", "estimate" and similar expressions, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based upon a number of estimates and assumptions of management at the date the statements are made, and are inherently subject to significant business, social, economic, political, competitive and other risks and uncertainties, contingencies and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Assumptions upon which such forward-looking statements are based include, among others, that Osisko will be successful in acquiring 100% of the outstanding Common Shares, that all required third party regulatory and governmental approvals to the transactions will be obtained and all other conditions to completion of the transactions will be satisfied or waived. Many of these assumptions are based on factors and events that are not within the control of Osisko and there is no assurance they will prove to be correct. Factors that could cause actual results to vary materially from results anticipated by such forward-looking statements include, but are not limited to, general business and economic conditions; the supply and demand for, deliveries of, and the level and volatility of prices of gold; the timing of the receipt of regulatory and governmental approvals for Osisko and Brett's development projects and other operations; Osisko's estimation of its costs of production, its expected production and its productivity levels, as well as those of its competitors; power prices; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; the ability to attract and retain skilled staff; engineering and construction timetables and capital costs for Osisko's development project; market competition; the accuracy of our resource estimate (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which it is based; tax benefits and tax rates; the ability to successfully complete the relocation of the Town of Malartic; Osisko's ongoing relations with its employees, its business partners and the Town of Malartic; the satisfaction of conditions to the Offer; the occurrence of any event, change or other circumstance that could give rise to the termination of the Lock-Up Agreements (as hereinafter defined) relating to the Offer; a delay in the consummation of the proposed transaction or the failure to complete the proposed transaction for any other reason; the amount of costs, fees and expenses related to the proposed transaction; the anticipated benefits to Brett and Osisko shareholders and other expected or anticipated benefits of the Contemplated Transactions; Brett's or Osisko's ability to renew existing licenses; the actual results of current exploration activities; political instability; accidents; labour disputes and other risks of the mining industry; failure of plant, equipment or processes to operate as anticipated; legislative, political, social and economic developments or changes in jurisdictions in which Osisko and Brett carry on business; changes or disruptions in the securities markets; the occurrence of natural disasters, hostilities, acts of war or terrorism; the need to obtain and maintain licenses and permits and comply with laws and regulations or other regulatory requirements; operating or technical difficulties in connection with exploration or development activities, including conducting such activities in locations with limited infrastructure; employee relations and shortages of skilled personnel and contractors; the speculative nature of mineral exploration and development, including the risk of diminishing quantities or grades of mineralization; contests over title to properties; the risks involved in the exploration, development and mining business; the Osisko Common Shares issued in connection with the Offer having a market value lower than expected; the acquisition of Brett or its integration with Osisko not being successful or such integration being more difficult, time-consuming and costly than expected; and the expected combined benefit from the Offer not being fully realized or realized within the expected time frame. See "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular, "Purpose of the Offer and Plans for Brett" in Section 6 of the Circular, and "Risks Relating to the Offer" in Section 7 of the Circular; as well as those risk factors discussed or referred to in the annual management's discussion and analysis and the annual information form for Osisko filed with certain regulatory authorities in Canada and the annual management's discussion and analysis for Brett filed with certain securities regulatory authorities in Canada and available under each of Osisko's and Brett's respective profiles on SEDAR at www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Osisko and the combination of Osisko and Brett. Additional factors are noted elsewhere in the Offer and Circular and in the documents incorporated by reference.

        Although Osisko has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements. Any forward-looking statements related to Brett are derived from Brett's publicly available documents and records on file with the Canadian securities regulatory authorities.

 INFORMATION CONCERNING BRETT

        Except as otherwise indicated, the information concerning Brett contained in this Offer and Circular has been taken from or is based exclusively upon Brett's publicly available documents and records on file with the Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Osisko has no knowledge that would indicate that any statements contained herein concerning Brett taken from or based upon such documents and records are untrue or incomplete, neither Osisko nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information, including any of Brett's financial statements, or for any failure by Brett to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to Osisko. Osisko has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Brett's publicly available documents or records or determining whether there has been any failure by Brett to disclose events that may have occurred or may affect the significance or accuracy of any information.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

        Unless otherwise indicated, all references to "Cdn$", "$" or "dollars" in this Offer and Circular refer to Canadian dollars. Osisko's financial statements that are incorporated by reference herein, and Osisko's pro forma consolidated financial statements contained herein, are reported in Canadian dollars and are prepared in accordance with Canadian GAAP (as hereinafter defined). Brett's historical consolidated financial statements summarized herein are also reported in Canadian dollars.

CAUTIONARY NOTE CONCERNING MINERAL RESOURCE CALCULATIONS

        Information in this Offer and Circular, including information incorporated by reference, and disclosure documents of Osisko that are filed with Canadian securities regulatory authorities concerning mineral properties have been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of United States securities laws.

        Without limiting the foregoing, these documents use the terms "'measured resources", "indicated resources" and "inferred resources". Shareholders in the United States are advised that, while such terms are recognized and required by Canadian securities laws, the SEC (as defined in the section "Notice to United States Shareholders") does not recognize them. Under United States standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. United States investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility, pre-feasibility or other technical reports or studies, except in rare cases. Therefore, United States investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of contained ounces is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report resources as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in these documents may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

        National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates of Osisko contained in this Offer and Circular, including information incorporated by reference, have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.

 QUESTIONS AND ANSWERS ABOUT THE OFFER

        The following are some questions with respect to the Offer that you may have and the answers to those questions. These questions and answers are not meant to be a substitute for the more detailed description and information contained in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery. Therefore, we urge you to read the entire Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully prior to making any decision regarding whether or not to tender your Common Shares. Unless otherwise defined herein, capitalized terms have the meanings given to them in the Glossary section.

Who is offering to purchase my Brett Common Shares?

        Osisko, a reporting issuer in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec, is offering to purchase your Common Shares. Osisko Common Shares are listed and posted for trading on the TSX under the symbol "OSK" and trade on the FRK under the symbol "EWX".

        See Section 1 of the Circular, "Osisko" and Section 10 of the Circular, "Certain Information Concerning Osisko and its Shares" for more information.

What is Osisko proposing?

        Osisko is proposing, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, on the basis of 0.34 of an Osisko Common Share and $0.0001 in cash for each Common Share.

        See Section 1 of the Offer to Purchase, "The Offer".

What securities are being sought in the Offer?

        Osisko is offering to purchase only the Common Shares, not the Convertible Securities. Any holder of Convertible Securities who wishes to accept the Offer must exercise the Convertible Security in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

Why is Osisko making an offer to buy the shares of Brett?

        Osisko is making the Offer to acquire all of the outstanding Common Shares of Brett to create a stronger entity.

        See Section 5 of the Circular, "Benefits of and Reasons to Accept the Offer".

What are some of the significant conditions of the Offer?

        The Offer is subject to several conditions, including at the Expiry Time, there being validly deposited under the Offer and not withdrawn, such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by Osisko and its affiliates and joint actors, represents at least 66 2/3% of the issued and outstanding Common Shares and the Support Agreement shall not have been terminated by Osisko or Brett in accordance with its terms.

        See Section 4 of the Offer to Purchase, "Conditions of the Offer", for additional conditions of the Offer.

What does the Brett Board of Directors think about the Offer?

        The Board of Directors of Brett has UNANIMOUSLY APPROVED the Offer and has, UNANIMOUSLY DETERMINED that the Offer is fair and is in the best interests of Brett and the Shareholders. The Board of Directors of Brett UNANIMOUSLY RECOMMENDS that Shareholders ACCEPT the Offer.

Have any Shareholders agreed to tender their Common Shares to the Offer?

        Based on the lock-up agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate approximately 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares.

        See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

Why should I accept the Offer?

        The following are reasons that you should consider when deciding whether to accept the Offer:

  •
  Significant Premium — The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

  •
  Fairness Opinions — The Brett Independent Committee and Board of Directors have received the Fairness Opinions, that as of the date of the Fairness Opinions and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders of Brett, other than Osisko and its affiliates.

  •
  Unanimous Recommendation of the Board of Directors — The Board of Directors has unanimously approved and recommended that Shareholders accept the Offer.

  •
  Ability to Advance Hammond Reef to Production — Osisko has the ability both managerially and financially to advance the Hammond Reef gold deposit to production based on construction expertise gained from building its Canadian Malartic project and the associated cash flows once in production which is targeted for the second quarter of 2011.

  •
  Benefits of Combined Production — Osisko's acquisition of Brett would represent a key step towards Osisko becoming a mid-tier gold producer. Osisko forecasts that 2012 production from its Canadian Malartic project will be approximately 688,000 ounces of gold. Brett has a preliminary assessment that indicates potential average production from Hammond Reef of approximately 463,000 ounces of gold per year during years 1 to 6. The production estimates for Hammond Reef are preliminary in nature and have not been subject to a feasibility study. See "Statements Regarding Forward Looking Information".

  •
  Valuation Considerations — Osisko, if combined with Brett, may realize a valuation re-rating as a geographically diversified producer with 1 million ounce gold production potential as it develops its production profile based on the portfolio of properties held by Osisko and Brett.

  •
  Complementary Geopolitically Attractive Regions — The properties of both Osisko and Brett are in mining friendly and geopolitically stable regions of the world. Osisko's Canadian Malartic project is in the Province of Québec and Brett's Hammond Reef gold deposit is in the Province of Ontario.

  •
  Continued Exposure to Properties — Shareholders will continue to enjoy exposure to the upside potential of Brett's properties in particular as Hammond Reef is further explored and advanced towards production, together with exposure to Osisko's Canadian Malartic project which is targeted for production by the second quarter of 2011.

  •
  Experienced Management Team — Shareholders will benefit from the experience and track record of Osisko's management, which has a proven history of successful exploration, permitting, development, construction, and community relations expertise in Canada. Their skills and experience will be used to explore, develop and bring Hammond Reef into production.

  •
  Benefits of a Larger Asset Base — Shareholders will benefit from a larger asset base with expected production and cash flow generation by the second quarter of 2011. This may reduce the risk associated with an investment in Brett by improving the ability to finance the construction of Hammond Reef through cash flow reinvestment.

  •
  Enhanced Liquidity — The Osisko Common Shares are listed on the TSX and trade a significantly larger volume of shares per day than Brett and, upon completion of the Offer, will give the Shareholders greater trading liquidity and exposure to a larger shareholder base.

  •
  Support of Shareholders — All of the directors and officers of Brett have entered into Lock-Up Agreements pursuant to which they have agreed to deposit all Common Shares held by them, representing approximately 5.0% of the Common Shares, subject to the terms and conditions of such agreements, to the Offer. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares.

How long do I have to decide whether to tender to the Offer?

        You have until the Expiry Time to accept the Offer and deposit your Common Shares to the Offer. The Offer is scheduled to expire at 5:00 p.m. (Toronto time) on May 19, 2010, unless extended or withdrawn.

        See Section 5 of the Offer "Extension, Variation or Change in the Offer".

How do I tender my Common Shares?

        If you hold Common Shares in your own name, you may accept the Offer by depositing a completed and executed Letter of Transmittal or a manually signed facsimile thereof, together with the certificates representing your Common Shares and all other required documents, at the offices of the Depositary specified in the Letter of Transmittal at or before the Expiry Time. Shareholders whose certificates for Common Shares are not immediately available may use the procedures for guaranteed delivery indicated in the Notice of Guaranteed Delivery. Alternatively, you may: (i) accept the Offer by following the procedures for book-entry transfer of Common Shares described in Section 3 of the Offer to Purchase, "Manner of Acceptance — Acceptance by Book-Entry Transfer"; or (ii) accept the Offer where your certificates representing the Common Shares are not immediately available, or if the certificates and all of the required documents cannot be provided to the Depositary before the Expiry Time, by following the procedures for guaranteed delivery described in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery," using the accompanying Notice of Guaranteed Delivery or a manually signed facsimile thereof.

        If your Common Shares are held through an intermediary or other nominee, such as a broker, investment dealer, bank, trust company or other nominee, you should consult such party for assistance in depositing your Common Shares. You will not be required to pay any fee or commission if you accept the Offer by depositing your Common Shares directly with the Depositary.

Will fractional shares be issued under the Offer?

        No. If the aggregate number of Osisko Common Shares to be issued to a Shareholder would result in a fraction of an Osisko Common Share being issuable, the number of Osisko Common Shares to be received by such Shareholder will be rounded down to the nearest whole number. Any cash consideration owing to Shareholders pursuant to the Offer Consideration will be rounded up to the next whole cent.

If I accept the Offer, when will I receive my Osisko shares?

        If all of the terms and conditions of the Offer have been complied with or waived by Osisko at or prior to the Expiry Time, Osisko will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten calendar days after the Expiry Time. Any Common Shares taken up will be paid for promptly and, in any event, no more than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares are first taken up by Osisko under the Offer will be taken up and paid for within ten calendar days of such deposit.

        See "Take Up and Payment for Deposited Common Shares" in Section 6 of the Offer.

Do I have dissent rights under the Offer?

        No. Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Osisko elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction.

        See "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

What if I have lost the certificate(s) for my Common Shares but want to tender them to the Offer?

        You should complete your Letter of Transmittal as fully as possible and state in writing the circumstances surrounding the loss and forward the documents to the Depositary as soon as possible. The Depositary will advise you of replacement requirements which must be completed and returned before the Expiry Time.

        See Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Who is the Depositary under the Offer?

        Kingsdale Shareholder Services Inc. is acting as the Depositary under the Offer. The Depositary will be responsible for receiving certificates representing Deposited Shares and accompanying Letters of Transmittal and other documents. The Depositary is also responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Common Shares we purchased under the terms of the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

        See Section 23 of the Circular, "Depositary and Information Agent".

Will I be able to withdraw previously tendered Common Shares?

        Yes. You may withdraw Common Shares tendered under the Offer at any time before Osisko has taken up the Common Shares under the Offer and in certain other circumstances.

        See Section 7 of the Offer, "Withdrawal of Deposited Common Shares".

What will happen if the Offer lapses or is withdrawn?

        If the Offer lapses or Osisko withdraws the Offer prior to the satisfaction or waiver of all of the conditions of the Offer, all of your Common Shares that were deposited and not withdrawn will be returned to you with no payment.

How will Canadian residents and non-residents of Canada be taxed for Canadian income tax purposes?

        An Eligible Shareholder who disposes of Common Shares may, depending upon the circumstances, obtain a full or partial tax deferral for Canadian federal income tax purposes in respect of a disposition of Common Shares by entering into a joint tax election with Osisko under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation). The Letter of Transmittal enclosed with this Offer and Circular includes a space for Eligible Shareholders to request a tax instruction letter to assist them in making such election. Osisko will make such an election so long as the Eligible Shareholder fully complies with the requirements set out in "Certain Canadian Federal Income Tax Considerations", in Section 21 of this Circular. An Eligible Shareholder who does not enter into a joint election with Osisko under Section 85 will not enjoy an income tax deferred rollover and may be subject to tax on any gain realized on the disposition of Common Shares.

        Osisko agrees to make a joint election with any Eligible Shareholder as described in "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Resident Shareholders Who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election", in

Section 21 of this Circular. Shareholders other than Eligible Shareholders who choose to participate in the Offer will not be permitted to require Osisko to so elect and, accordingly, their sale of Common Shares to Osisko will not be an income tax-deferred rollover for Canadian federal income tax purposes. However, it is expected that any gain arising on the disposition of Common Shares to Osisko by a Shareholder who is not an Eligible Shareholder should not be subject to Canadian federal income tax.

        The foregoing is a very brief summary of certain Canadian federal income tax consequences of the Offer. Shareholders are urged to carefully review Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

How will U.S. Holders be taxed for United States federal income tax purposes?

        Osisko currently expects to treat the Offer as a taxable transaction for U.S. federal income tax purposes. Assuming the Offer is so treated, the exchange pursuant to the Offer will be fully taxable to a U.S. Holder of Common Shares, and each U.S. Holder of Common Shares will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of Osisko Common Shares received in the exchange, and (2) such U.S. Holder's adjusted tax basis in Common Shares transferred in the exchange. If Brett is or has been a "passive foreign investment company" or "PFIC" for U.S. federal income tax purposes at any time during the U.S. Holder's holding period of Common Shares (other than a U.S. Holder who timely made certain U.S. federal income tax elections as discussed below under "Certain United States Federal Income Tax Considerations"), (i) any gain recognized in the exchange would be allocated ratably over the U.S. Holder's holding period for Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Brett was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

        The foregoing is a very brief summary of U.S. federal income tax considerations only and is qualified in its entirety by the more detailed general description of U.S. federal income tax considerations under "Certain United States Federal Income Tax Considerations" below in Section 22 the Circular. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Common Shares. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

If I decide not to tender, how will my Common Shares be affected?

        If Osisko takes up and pays for the Common Shares validly tendered, Osisko currently intends to take such action as is necessary, including effecting a Compulsory Acquisition or Subsequent Acquisition Transaction, to acquire any Common Shares not tendered on the same terms as the Offer.

        See Section 18 of the Circular "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer" and Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

Will Brett continue as a public company?

        Osisko's purchase of Common Shares under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Common Shares and, depending on the number of Common Shares Osisko purchased under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. If permitted by applicable Laws, Osisko intends to cause Brett to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction.

        See Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer".

Who can I call with questions about the Offer or for more information?

        You can call the Depositary and Information Agent, Kingsdale Shareholder Services Inc., if you have questions or requests for additional copies of the Offer and Circular. Questions and requests should be directed to the following telephone numbers:

North American Toll Free Number: 1-877-659-1824
Outside North America, Banks and Brokers Call Collect: 416-867-2272

 SUMMARY OF THE OFFER

        The following is a summary only and is qualified in its entirety by the detailed provisions contained elsewhere in the Offer and Circular. Shareholders are urged to read the Offer and Circular in its entirety. Certain terms used in this Summary of the Offer are defined in the Glossary. Unless otherwise indicated, the information concerning Brett contained herein and in the Offer and Circular has been taken from or is based upon publicly available documents and records of Brett on file with the Canadian securities regulatory authorities and other public sources at the time of the Offer. Although Osisko has no knowledge that would indicate that any statements contained herein relating to Brett taken from or based upon such documents and records are untrue or incomplete, neither Osisko nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Brett to disclose events or facts that may have occurred or may affect the significance or accuracy of any such information but that are unknown to Osisko.

The Offer

        Osisko is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, on the basis of 0.34 of an Osisko Common Share and $0.0001 in cash for each Common Share.

        The Offer is made only for Common Shares and is not made for any Convertible Securities. Any holder of such Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the Convertible Security and applicable Laws, exercise the Convertible Security in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer.

        The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively. Osisko has applied to have the Osisko Common Shares to be issued to Shareholders in connection with the Offer approved for listing on the TSX.

        Pursuant to Lock-Up Agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

        The obligation of Osisko to take up and pay for Common Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Osisko

        Osisko is currently developing the Canadian Malartic gold deposit and evaluating adjacent areas for a large-scale open pit, bulk-tonnage mining operation. The Canadian Malartic deposit currently represents one of the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones. Current reserves for the Canadian Malartic property (including the adjacent South Barnat deposit) are 8.97 million ounces, plus a global measured and indicated resource of 2.23 million ounces and an inferred resource of 0.47 million ounces.

        Osisko was incorporated pursuant to the CBCA on February 18, 1982 under the name "Ormico Exploration Ltée". Osisko subsequently amended its articles on September 24, 1998, to change its corporate name to "Osisko Exploration Ltée". Osisko amended its articles on May 15, 2008, to change its corporate name to its present name. Osisko's head office and registered office is located at 1100 De La Gauchetière Ouest, Bureau 300, C.P. 211, Montréal, Québec H3B 2S2.

        Osisko is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. The Osisko Common Shares are listed and posted for trading on the TSX under the symbol "OSK" and trade on the FRK under the symbol "EWX". On March 16, 2010 the last trading day for the Common Shares prior to Osisko's announcement of its intention to make the Offer, the closing price of the Osisko Common Shares on the TSX was $9.09.

        See Section 1 of the Circular, "Osisko" and Section 10 of the Circular, "Certain Information Concerning Osisko and its Shares".

Brett

        Brett is a Canadian minerals exploration company whose primary mandate is the discovery, acquisition, and development of precious metals properties, with particular expertise in Canada and Latin America. Since 2006, Brett's primary focus has been the 100 percent owned Hammond Reef property in Ontario which has an inferred resource containing 6.70 million ounces of gold in 259.4 million tonnes grading 0.8 grams per tonne, utilizing a 0.3 gram per tonne gold cut-off grade.

        Pursuant to Lock-Up Agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Shares. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

        Brett was incorporated under the BCBCA on September 11, 1986 under the name "Lucky 7 Exploration Ltd." On January 31, 1995, the name of Brett was changed to its present name. Brett's head office and registered and records office is located at 675 West Hastings Street, Suite 611, Vancouver, British Columbia V6B 1N2.

        Brett is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. The Common Shares are listed and posted for trading on the TSXV under the symbol "BBR" and trade on the FRK under the symbol "A4N". On March 16, 2010, the last trading day for the Common Shares prior to Osisko's announcement of its intention to make the Offer, the closing price of the Common Shares on the TSXV was $1.98.

        See Section 2 of the Circular, "Brett" and Section 17 of the Circular, "Certain Information Concerning Brett and its Shares".

Fairness Opinions

        Dundee Securities Corporation and Genuity Capital Markets have each provided an opinion (the "Fairness Opinions") to the Brett Independent Committee and the Board of Directors, in which each has determined that, as of the date of such opinion and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders of Brett, other than Osisko and its affilitates.

Unanimous Recommendation of the Board of Directors

        The Board of Directors has, by unanimous resolution: (i) approved the Offer and the Support Agreement; (ii) determined that the Offer is in the best interests of the Company and the Shareholders; and (iii) recommended that the Shareholders accept the Offer. See "Reasons to Accept the Offer — Unanimous Recommendation of the Board of Directors".

Support Agreement

        On March 21, 2010, Osisko and Brett entered into the Support Agreement, pursuant to which the Offeror has agreed to make the Offer and Brett has agreed to support and recommend that Shareholders accept the Offer. The Support Agreement also sets out among other things, covenants of Brett relating to the conduct of its business pending the completion of the Offer, covenants of Brett not to solicit any Alternative Transactions (provided that the Board of Directors may consider and accept a Superior Proposal), representations and warranties of Brett and the Offeror, and provisions relating to the payment of a fee to the Offeror in certain circumstances related to the termination of the Support Agreement and the Offer. See Section 4 of the Circular, "Agreement Relating to the Offer — Support Agreement".

Benefits of and Reasons to Accept the Offer and Plans for Brett

        The purpose of the Offer is to enable Osisko to acquire all of the outstanding Common Shares. See "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular, "Purpose of the Offer and Plans for Brett" in Section 6 of the Circular and "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

        Shareholders are urged to consider the following factors and benefits in making their decision whether to accept the Offer:

  •
  Significant Premium — The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

  •
  Fairness Opinions — The Brett Independent Committee and Board of Directors have received the Fairness Opinions, that as of the date of the Fairness Opinions and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders of Brett, other than Osisko and its affiliates.

  •
  Unanimous Recommendation of the Board of Directors — The Board of Directors has unanimously approved and recommended that Shareholders accept the Offer.

  •
  Ability to Advance Hammond Reef to Production — Osisko has the ability both managerially and financially to advance the Hammond Reef gold deposit to production based on construction expertise gained from building its Canadian Malartic project and the associated cash flows once in production which is targeted for the second quarter of 2011.

  •
  Benefits of Combined Production — Osisko's acquisition of Brett would represent a key step towards Osisko becoming a mid-tier gold producer. Osisko forecasts that 2012 production from its Canadian Malartic project will be approximately 688,000 ounces of gold. Brett has a preliminary assessment that indicates potential average production from Hammond Reef of approximately 463,000 ounces of gold per year during years 1 to 6. The production estimates for Hammond Reef are preliminary in nature and have not been subject to a feasibility study. See "Statements Regarding Forward Looking Information".

  •
  Valuation Considerations — Osisko, if combined with Brett, may realize a valuation re-rating as a geographically diversified producer with 1 million ounce gold production potential as it develops its production profile based on the portfolio of properties held by Osisko and Brett.

  •
  Complementary Geopolitically Attractive Regions — The properties of both Osisko and Brett are in mining friendly and geopolitically stable regions of the world. Osisko's Canadian Malartic project is in the Province of Québec and Brett's Hammond Reef gold deposit is in the Province of Ontario.

  •
  Continued Exposure to Properties — Shareholders will continue to enjoy exposure to the upside potential of Brett's properties in particular as Hammond Reef is further explored and advanced towards production, together with exposure to Osisko's Canadian Malartic project which is targeted for production by the second quarter of 2011.

  •
  Experienced Management Team — Shareholders will benefit from the experience and track record of Osisko's management, which has a proven history of successful exploration, permitting, development, construction, and community relations expertise in Canada. Their skills and experience will be used to explore, develop and bring Hammond Reef into production.

  •
  Benefits of a Larger Asset Base — Shareholders will benefit from a larger asset base with expected production and cash flow generation by the second quarter of 2011. This may reduce the risk associated with an investment in Brett by improving the ability to finance the construction of Hammond Reef through cash flow reinvestment.

  •
  Enhanced Liquidity — The Osisko Common Shares are listed on the TSX and trade a significantly larger volume of shares per day than Brett and, upon completion of the Offer, will give the Shareholders greater trading liquidity and exposure to a larger shareholder base.

  •
  Support of Shareholders — All of the directors and officers of Brett have entered into Lock-Up Agreements pursuant to which they have agreed to deposit all Common Shares held by them, representing approximately 5.0% of the Common Shares, subject to the terms and conditions of such agreements, to the Offer. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares.

Time for Acceptance

        The Offer is open for acceptance until 5:00 p.m. (Toronto time) on May 19, 2010, or until such later time or times and date or dates to which the Offer may be extended, unless the Offer is withdrawn in accordance with its terms by Osisko. Osisko may, in its sole discretion but subject to the terms and conditions of the Support Agreement, the Outside Date and applicable Laws, extend the Expiry Time, as described under "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

Manner of Acceptance

        A Shareholder wishing to accept the Offer must properly complete and execute a Letter of Transmittal (printed on yellow paper) or a manually signed facsimile thereof and deposit it, at or prior to the Expiry Time, together with the certificate(s) representing such Shareholder's Common Shares and all other required documents with the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal. Detailed instructions are contained in the Letter of Transmittal which accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance — Letter of Transmittal".

        If a Shareholder wishes to accept the Offer and deposit Common Shares under the Offer and the certificate(s) representing such Shareholder's Common Shares are not immediately available, or if the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, such Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the Notice of Guaranteed Delivery (printed on blue paper) or a manually signed facsimile thereof. Detailed instructions are contained in the Notice of Guaranteed Delivery that accompanies the Offer. See Section 3 of the Offer, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders may also accept the Offer by following the procedure for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. Shareholders accepting the Offer through book-entry transfer must ensure such documents or Agent's Message are received by the Depositary at or prior to the Expiry Time.

        Shareholders should contact the Information Agent or the Depositary for assistance in accepting the Offer and in depositing Common Shares with the Depositary. Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact that nominee for assistance if they wish to accept the Offer in order to take the necessary steps to be able to deposit such Common Shares under the Offer.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

Conditions of the Offer

        Osisko reserves the right to withdraw or terminate the Offer and not take up or pay for any Common Shares deposited under the Offer unless the conditions described under "Conditions of the Offer" in Section 4 of the Offer are satisfied or waived by Osisko at or prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at the Expiry Time such number of Common Shares that, together with any Common Shares beneficially owned or over which control or direction is exercised by Osisko and it affiliates and joint actors, represents at least 66 2/3% of the total number of Common Shares outstanding. See "Conditions of the Offer" in Section 4 of the Offer.

Take Up and Payment for Deposited Common Shares

        If all of the terms and conditions of the Offer have been complied with or waived by Osisko at or prior to the Expiry Time, Osisko will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten calendar days after the Expiry Time. Any Common Shares taken up will be paid for promptly and, in any event, not more than three business days after they are taken up. Any Common Shares deposited under the Offer after the first date on which Common Shares are first taken up by Osisko under the Offer will be taken up and paid for within ten calendar days of such deposit. See "Take Up and Payment for Deposited Common Shares" in Section 6 of the Offer.

Withdrawal of the Deposited Common Shares

        Common Shares deposited under the Offer may be withdrawn by or on behalf of the depositing Shareholder at any time before the Common Shares have been taken up by Osisko under the Offer and in the other circumstances described in Section 7 of the Offer, "Withdrawal of Deposited Common Shares". Except as so indicated or as otherwise required by applicable Laws, deposits of Common Shares are irrevocable.

Acquisition of Common Shares Not Deposited Under the Offer

        If, within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares, other than Common Shares held at the date of the Offer by or on behalf of Osisko and its affiliates (as such term is defined in the BCBCA), and Osisko acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Osisko may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available or Osisko chooses not to avail itself of such statutory right of acquisition, Osisko currently intends to, depending upon the number of Common Shares taken up and paid for under the Offer, pursue other means of acquiring the remaining Common Shares not tendered under the Offer, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Brett and Osisko or an affiliate of Osisko for the purpose of enabling Osisko or an affiliate of Osisko to acquire all Common Shares not acquired pursuant to the Offer.

        The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Brett will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Osisko currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Osisko's ability to effect such a transaction, information hereafter obtained by Osisko, changes in general economic, industry, political, social, regulatory or market conditions or in the business of Brett, or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. There is no assurance that such a transaction will be completed, in particular if Osisko acquires less than 66 2/3% of the outstanding Common Shares. See Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

Certain Canadian Federal Income Tax Considerations

        An Eligible Shareholder who disposes of Common Shares may, depending upon the circumstances, obtain a full or partial tax deferral for Canadian federal income tax purposes in respect of a disposition of Common Shares by entering into a joint tax election with Osisko under Section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) specifying therein an elected amount in accordance with certain limitations provided for in the Tax Act (and in any applicable provincial tax legislation). The Letter of Transmittal enclosed with this Offer and Circular includes a space for Eligible Shareholders to request a tax instruction letter to assist them in making such election. Osisko will make such an election so long as the Eligible Shareholder fully complies with the requirements set out in "Certain Canadian Federal Income Tax Considerations", in Section 21 of this Circular. An Eligible Shareholder who does not enter into a joint election with Osisko under Section 85 will not enjoy an income tax deferred rollover and may be subject to tax on any gain realized on the disposition of Common Shares.

        Osisko agrees to make a joint election with any Eligible Shareholder as described in "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Resident Shareholders Who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election", in Section 21 of this Circular. Shareholders other than Eligible Shareholders who choose to participate in the Offer will not be permitted to require Osisko to so elect and, accordingly, their sale of Common Shares to Osisko will not be an income tax-deferred rollover for Canadian federal income tax purposes. However, it is expected that any gain arising on the disposition of Common Shares to Osisko by a Shareholder who is not an Eligible Shareholder should not be subject to Canadian federal income tax.

        The foregoing is a very brief summary of certain Canadian federal income tax consequences of the Offer. Shareholders are urged to carefully review Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", for a summary of the principal Canadian federal income tax considerations generally applicable to Shareholders and to consult their own tax advisors to determine the particular tax consequences to them of a sale of Common Shares under the Offer, a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Certain United States Federal Income Tax Considerations

        Osisko currently expects to treat the Offer as a taxable transaction for U.S. federal income tax purposes. Assuming the Offer is so treated, the exchange pursuant to the Offer will be fully taxable to a U.S. Holder of Common Shares, and each U.S. Holder of Common Shares will recognize taxable gain or loss equal to the difference between (1) the amount of cash and the fair market value of Osisko Common Shares received in the exchange, and (2) such U.S. Holder's adjusted tax basis in Common Shares transferred in the exchange. If Brett is or has been a "passive foreign investment company" or "PFIC" for U.S. federal income tax purposes at any time during the U.S. Holder's holding period of Common Shares (other than a U.S. Holder who timely made certain U.S. federal income tax elections as discussed below under "Certain United States Federal Income Tax Considerations"), (i) any gain recognized in the exchange would be allocated ratably over the U.S. Holder's holding period for Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Brett was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year.

        The foregoing is a very brief summary of U.S. federal income tax considerations only and is qualified in its entirety by the more detailed general description of U.S. federal income tax considerations under "Certain

United States Federal Income Tax Considerations" below in Section 22 the Circular. Neither this description nor the longer form discussion is intended to be legal or tax advice to any particular U.S. Holder of Common Shares. Shareholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the sale of Common Shares pursuant to the Offer or a disposition of Common Shares pursuant to any Subsequent Acquisition Transaction or Compulsory Acquisition.

Stock Exchange Delisting

        The Common Shares are listed and posted for trading on the TSXV under the symbol "BBR" and trade, but are not listed, on the FRK under the symbol "A4N". The purchase of Common Shares by Osisko under the Offer will reduce the number of Common Shares that might otherwise trade publicly and will reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Osisko under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public. If permitted by applicable Laws, Osisko intends to cause Brett to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer".

Risks Relating to the Offer

        An investment in Osisko Common Shares and the proposed acquisition of Brett by Osisko are subject to certain risks and uncertainties. In assessing the Offer, Shareholders should carefully consider the risks and uncertainties described under "Risks Relating to the Offer" in Section 7 of the Circular and the other risks and uncertainties described or referred to in Osisko's annual management's discussion and analysis and Annual Information Form, which are incorporated by reference into the Offer and Circular.

Information Agent and Depositary

        Osisko has engaged Kingsdale Shareholder Service Inc. to act as the Depositary under the Offer. In such capacity the Depositary will receive deposits of certificates representing Common Shares and accompanying Letters of Transmittal deposited under the Offer at its office in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will also be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Osisko under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

        Osisko has also engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary. Shareholders should contact the Information Agent or the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary under the Offer.

        Contact details for each of the Information Agent and the Depositary are provided at the end of the Offer and Circular. See Section 23 of the Circular, "Information Agent and Depositary".

 SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

        The tables set out below include a summary of (i) Osisko's historical consolidated financial information as at and for the fiscal years ended December 31, 2009 and 2008, (ii) Brett's historical financial information as at and for the fiscal years ended August 31 2009 and 2008 and (iii) unaudited pro forma consolidated financial information for Osisko for the fiscal year ended December 31, 2009. The historical financial information of Osisko as at and for the fiscal years ended December 31, 2009 and 2008 has been derived from Osisko's audited consolidated financial statements which is incorporated by reference herein and is available under Osisko's profile on SEDAR at www.sedar.com. The historical financial information for Brett as at and for the fiscal years ended August 31, 2009 and 2008 has been derived from Brett's audited financial statements, which can be found under the Brett profile on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma consolidated financial statements were derived.

        The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Osisko and the accompanying notes thereto attached as Schedule "A" to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Osisko gives effect to the proposed acquisition of Brett as if such acquisition had occurred as at December 31, 2009 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2010 and January 1, 2009 for the purposes of the pro forma consolidated statements of operations and comprehensive loss for the fiscal year ended December 31, 2009. In preparing the unaudited pro forma consolidated financial statement information, management of Osisko has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transactions contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Osisko to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Osisko, the significant accounting policies of Brett conform in all material respects to those of Osisko. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Osisko and accompanying notes attached as Schedule "A" to the Offer and Circular.

 Summary of Pro Forma Consolidated Financial Information for Osisko
(amounts expressed in thousands of dollars, except per share amounts)
(unaudited)

For the year ended December 31, 2009
$
Consolidated Statement of Operations and Comprehensive Loss
Expenses	25,004
Future income tax recovery	(2,840)
Net loss for the year	(22,164)
Net loss per share — Basic and Diluted	(0.07)

As at December 31, 2009
$
Consolidated Balance Sheet
Cash and cash equivalents	724,343
Short-term investments	84,069
Restricted cash	26,894
Cash collateral investments	5,452
Other current assets	38,667
Investments	5,732
Mining assets	939,174

Total assets	1,824,331

Current liabilities	64,188
Long-term liabilities	276,141
Shareholders' Equity	1,484,002

Total liabilities and shareholders' equity	1,824,331

Number of common shares outstanding (thousands)	377,495

 Summary of Consolidated Financial Information for Osisko
(amounts expressed in thousands of dollars, except per share amounts)

	For the year ended
	December 31, 2009	December 31, 2008
	$	$
Consolidated Statements of Operations and Comprehensive Income (Loss)
Expenses	22,770	3,013
Loss before income taxes	(22,770)	(3,013)
Future income tax recovery	(2,016)	(4,476)
Net income (loss) for the year	(20,754)	1,463
Net income (loss) per share — Basic and Diluted	(0.08)	0.01

	As at December 31, 2009	As at December 31, 2008
	$	$
Consolidated Balance Sheets
Assets	1,338,773	318,192
Liabilities	226,471	50,923
Shareholders' Equity	1,112,302	267,269

Summary of Consolidated Financial Information for Brett
(amounts expressed in thousands of dollars, except per share amounts)

	For the year ended
	August 31, 2009	August 31, 2008
	$	$
Consolidated Statements of Operations and Comprehensive Loss
Expenses	2,234	1,178
Loss before income taxes	(2,234)	(1,178)
Future income tax recovery	(824)	—
Net loss for the year	(1,410)	(1,178)
Net loss per share — Basic and Diluted	(0.02)	(0.03)

	As at August 31, 2009	As at August 31, 2008
	$	$
Consolidated Balance Sheets
Assets	47,452	35,355
Liabilities	1,151	541
Shareholders' Equity	46,301	34,814

 GLOSSARY

        This Glossary forms part of the Offer. In the Offer, the Summary, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set out below and grammatical variations thereof will have the corresponding meanings.

"affiliate" means, with respect to any Person, any other person who directly or indirectly controls, is controlled by, or is under direct or indirect common control with, such person, and includes any person in like relation to an affiliate; "control" as used with respect to any person, means the possession, directly or indirectly, of the power, in fact, to appoint the directors, management committee or similar managing body of such person, through the ownership of voting securities;

"Agent's Message" has the meaning ascribed thereto under "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offer;

"allowable capital loss" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Alternative Transaction" means (i) any merger, amalgamation, take-over bid, tender offer, arrangement, recapitalization, consolidation, reorganization, business combination, liquidation, dissolution or security exchange involving directly or indirectly Brett or any of its subsidiaries, (ii) any direct or indirect sale or acquisition of assets representing 20% or more of the fair market value of the assets of Brett and its subsidiaries on a consolidated basis, in a single transaction or a series of related transactions, (iii) any direct or indirect sale or acquisition of beneficial ownership of 20% or more of Brett's shares of any class or rights or interests therein or thereto, in a single transaction or a series of related transactions, (iv) any similar business combination or transaction, of or involving Brett or any of its Subsidiaries, or (v) any proposal or offer to, or public announcement of an intention to do, any of the foregoing from any Person other than the Offeror, excluding the Offer or any transaction to which the Offeror or an affiliate of the Offeror or its subsidiaries is a party;

"Annual Information Form" means the annual information form of Osisko for the fiscal year ended December 31, 2009 dated March 30, 2010, filed with certain Canadian provincial securities regulatory authorities;

"associate" has the meaning ascribed thereto in the BCSA;

"BCBCA" means the Business Corporations Act (British Columbia), as amended, supplemented or replaced from time to time;

"BCSA" means the Securities Act (British Columbia), as amended, supplemented or replaced from time to time;

"Board of Directors" means the board of directors of Brett;

"Book-Entry Confirmation" means confirmation of a book-entry transfer of the Shareholder's Common Shares into the Depositary's account at CDS or DTC, as applicable;

"Brett" or the "Company" means Brett Resources Inc., a company existing under the laws of the Province of British Columbia;

"Brett Independent Committee" means the Independent Committee of the Board of Directors of Brett;

"business combination" has the meaning ascribed thereto in MI 61-101;

"business day" has the meaning ascribed thereto in MI 62-104;

"Canadian GAAP" means generally accepted accounting principles in Canada;

"CBCA" means the Canada Business Corporations Act, as amended, supplemented or replaced from time to time;

"CDS" means CDS Clearing and Depository Services Inc. or its nominee, which at the date hereof is CDS & Co.;

"CDSX" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected;

"Circular" means the take-over bid circular accompanying and forming part of the Offer, including the Schedule attached thereto;

"Common Shares" means the issued and outstanding common shares of Brett, including all common shares issued prior to the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, and "Common Share" means any one Common Share of Brett;

"Company" or "Brett" means Brett Resources Inc., a company existing under the laws of the Province of British Columbia;

"Compulsory Acquisition" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular;

"Contemplated Transactions" means the making of the Offer, the consummation of the transactions contemplated in the Support Agreement and all actions and negotiations in contemplation thereof, including the Offer, the take-up of Common Shares under the Offer, any Compulsory Acquisition, any Subsequent Acquisition Transaction and any subsequent combination of Osisko and Brett;

"Convertible Securities" means Options, Warrants or other securities convertible into or exchangeable or exercisable for Common Shares;

"CRA" means the Canada Revenue Agency;

"Depositary" means Kingsdale Shareholder Services Inc., the depositary for the Offer;

"Deposited Shares" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"designated stock exchange" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Directors' Circular" means the Circular of the Board of Directors of Brett to be delivered to Shareholders in connection with the Offer;

"Distributions" has the meaning ascribed thereto under "Manner of Acceptance — Dividends and Distributions" in Section 3 of the Offer;

"Dissenting Shareholders" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular;

"DTC" means The Depository Trust Company;

"Effective Time" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"Elected Amount" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations — Shareholders Resident in Canada — Resident Shareholders Who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election", in Section 21 of this Circular;

"Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP);

"Eligible Shareholder" means a beneficial owner of Common Shares that is (i) a resident of Canada for the purposes of the Tax Act other than a Tax Exempt Person, (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all the members of which that are residents of Canada are Tax Exempt Persons), or (iii) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty whose Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) and who is not exempt from Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty;

"Equity Participation Agreement" means the equity participation agreement entered into between the Company and Kinross Gold Corporation, dated July 31, 2008;

"Expiry Date" means May 19, 2010, or such later date or dates as may be fixed by Osisko from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by Osisko;

"Expiry Time" means 5:00 p.m. (Toronto time) on the Expiry Date, or such later time or times as may be fixed by Osisko from time to time as provided under "Extension, Variation or Change in the Offer" in Section 5 of the Offer, unless the Offer is withdrawn by Osisko;

"Fairness Opinions" means the fairness opinions of Dundee Securities Corporation and Genuity Capital Markets each of which is dated March 21, 2010 and delivered to the Brett Independent Committee and Board of Directors;

"FRK" means the Frankfurt Stock Exchange;

"fully diluted basis" means, with respect to the number of outstanding Common Shares at any time, the number of Common Shares that would be outstanding if all Options, Warrants and other securities of Brett that are convertible into or exchangeable or exercisable for Common Shares, whether vested or unvested, were converted into or exchanged or exercised, as applicable, for Common Shares;

"Governmental Authority" means (a) any domestic, federal, state, provincial, territorial, municipal, local, foreign or supranational regulatory authority or government department or agency, commission, ministry, office, court, tribunal, Crown corporation, stock exchange, central bank, or any other similar entity having jurisdiction over the affairs of Brett or its subsidiaries, (b) any subdivision or authority thereof, or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above;

"Information Agent" means Kingsdale Shareholder Services Inc., the information agent for the Offer;

"Laws" means all applicable laws including Securities Laws, statutes, by-laws, rules, regulations, orders, codes, policies, notices and directions and judicial, arbitral, administrative, ministerial or departmental judgments, awards, or other requirements of any Governmental Authority, court or other authority having jurisdiction over the applicable party;

"Letter of Transmittal" means the Letter of Transmittal (printed on yellow paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

"Lock-Up Agreements" means, collectively, the lock-up agreements dated between March 19 and March 22, 2010 entered into between each of the Locked-Up Shareholders and Osisko, as amended;

"Locked-Up Shareholders" means, collectively, those Shareholders that entered into the Lock-Up Agreements;

"Locked-Up Shares" means those Common Shares held by the Locked-Up Shareholders and subject to the Lock-Up Agreements;

"Material Adverse Change" means, in respect of the Offeror or Brett, any one or more changes, events or occurrences, and "Material Adverse Effect" means, in respect of the Offeror or Brett, any state of facts, which, in either case, either individually or in the aggregate, are, or would reasonably be expected to be, material and adverse to the business, operations, results of operations, prospects, properties, assets, liabilities or financial condition of the Offeror on a consolidated basis, or of Brett on a consolidated basis, other than any change, effect, event or occurrence (i) relating to the global economy or securities markets in general, (ii) affecting the worldwide mining industry in general and which does not have a materially disproportionate effect on the Offeror or Brett on a consolidated basis, respectively, (iii) resulting from changes in the price of gold, (iv) relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa, (v) in GAAP, or (v) a change in the trading price of the Osisko Common Shares or the Common Shares following and reasonably attributable to the disclosure of the Contemplated Transactions;

"Minimum Condition" has the meaning ascribed thereto under "Conditions of the Offer" in Section 4 of the Offer;

"MI 61-101" means Multilateral Instrument 61-101 — Protection of Minority Security Holders in Special Transactions, as amended, supplemented or replaced from time to time;

"MI 62-104" means Multilateral Instrument 62-104 — Take-Over Bids and Issuer Bids, as amended, supplemented or replaced from time to time;

"NI 43-101" means National Instrument 43-101 — Standards of Disclosure for Mineral Projects, as amended, supplemented or replaced from time to time;

"Non-Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Notice of Guaranteed Delivery" means the Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer and Circular, or a manually signed facsimile thereof;

"Offer" means the offer to purchase Common Shares made hereby to the Shareholders pursuant to the terms set out herein;

"Offer and Circular" means the Offer and the Circular, including the Summary, the Glossary and the Schedule to the Offer and Circular;

"Offer Consideration" means 0.34 of an Osisko Common Share and $0.0001 in cash for each Common Share;

"Offeror" or "Osisko" means Osisko Mining Corporation, a corporation existing under the laws of Canada;

"Offeror's Notice" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular;

"Officer Obligations" means any obligations or liabilities of the Company or any of its subsidiaries in existence on the date hereof to pay any amount to its officers and/or directors (other than for salary, benefits and directors' fees in the ordinary course) and, without limiting the generality of the foregoing, Officer Obligations shall include the obligations of the Company or any of its subsidiaries to officers and/or directors for severance or termination payments on a change of control of the Company pursuant to any employment agreements or otherwise in existence on the date hereof;

"Options" means any options to acquire Common Shares issued pursuant to the Stock Option Plan;

"Osisko" or the "Offeror" means Osisko Mining Corporation, a corporation existing under the laws of Canada;

"Osisko Common Shares" means the common shares of Osisko, and "Osisko Common Share" means any one common share of Osisko;

"Outside Date" means 120 days from the date of the Support Agreement, subject to the right of either Osisko or Brett to postpone the Outside Date for up to an additional 60 days (in increments of 30 days) if applicable regulatory approvals have not been obtained and have not been denied by a non-appealable decision of a Governmental Authority, by giving written notice to the other party to such effect no later than 5:00 p.m. (Vancouver time) on the date that is ten days (or such shorter period as is practical in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by Osisko and Brett;

"Person" means any individual, sole proprietorship, partnership, firm, entity, unincorporated association, unincorporated syndicate, unincorporated organization, trust, corporation, limited liability company, unlimited liability company, governmental, regulatory or court authority, and a natural person in such person's capacity as executor, administrator or other legal representative;

"PFIC" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"Proposed Amendments" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Purchased Securities" has the meaning ascribed thereto under "Manner of Acceptance — Power of Attorney" in Section 3 of the Offer;

"Redeemable Shares" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Regulatory Approvals" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of a Governmental Authority;

"Replacement Options" has the meaning ascribed thereto under "Agreements Relating to the Offer — Support Agreement" in section 4 of the Circular;

"Resident Shareholder" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"SEC" means the United States Securities and Exchange Commission;

"Securities Laws" means all applicable Canadian securities laws and any other applicable laws and rules, regulations and policies published and/or promulgated thereunder;

"SEDAR" means the System for Electronic Document Analysis and Retrieval maintained by the Canadian Securities Administrators;

"SEDI" means the System for Electronic Disclosure by Insiders;

"Shareholders" means, collectively, the holders of Common Shares, and "Shareholder" means any one of them;

"Stock Option Plan" means Brett's stock option plan approved by the Board of Directors on November 5, 2008, as amended, supplemented or replaced from time to time, and any other plan, agreement or arrangement that has been approved by the Shareholders that provides for the issuance of options to acquire Common Shares;

"Subject Shares" means (A) all the Common Shares listed on Schedule A of each of the Lock-Up Agreements; and (B) any Common Shares which are issued following the date of the Lock-Up Agreements and prior to the Expiry Time on the exercise, conversion or exchange of all Convertible Securities which are listed on Schedule A of the Lock-Up Agreements;

"Subsequent Acquisition Transaction" has the meaning ascribed thereto under "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction" in Section 20 of the Circular;

"subsidiary" has the meaning ascribed thereto in the BCSA;

"Superior Proposal" has the meaning ascribed thereto in Section 4 of the Circular under "Agreements Relating to the Offer — Support Agreement";

"Support Agreement" means the support agreement dated March 21, 2010 between Osisko and Brett;

"take up" in reference to Common Shares means to accept such Common Shares for payment by giving written notice of such acceptance to the Depositary and "taking up" and "taken up" have corresponding meanings;

"Tax Act" means the Income Tax Act (Canada) and all regulations made thereunder, as amended, supplemented or replaced from time to time;

"Tax Exempt Person" means a person who is exempt from tax under Part I of the Tax Act;

"taxable Canadian property" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"taxable capital gain" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"Termination Fee" means $17,500,000 in immediately available funds;

"TFSA" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"treaty-protected property" has the meaning ascribed thereto under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular;

"TSX" means the Toronto Stock Exchange;

"TSXV" means the TSX Venture Exchange;

"United States" or "U.S." means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

"U.S. Exchange Act" means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

"U.S. Holder" has the meaning ascribed thereto under "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular;

"U.S. Securities Act" means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder; and

"Warrants" means the 5,175,885 common share purchase warrants of Brett each exercisable to acquire one Common Share ranging in expiry dates from July 10, 2011 to December 19, 2011 and ranging in exercise price from $0.70 to $1.15.

OFFER

        The accompanying Circular, which is incorporated into and forms part of the Offer, contains important information that should be read carefully before making a decision with respect to the Offer. Capitalized terms used in the Offer but not otherwise defined herein, are defined in the Glossary.

 April 13, 2010

TO: THE HOLDERS OF COMMON SHARES OF BRETT

1.     The Offer

        Osisko is offering, upon and subject to the terms and conditions of the Offer, to purchase all of the issued and outstanding Common Shares, including Common Shares that may become issued and outstanding after the date of the Offer but before the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, on the basis of 0.34 of an Osisko Common Share and $0.0001 in cash for each Common Share.

        Each Shareholder will receive the Offer Consideration in respect of all of the Shareholder's Common Shares validly deposited under the Offer and not properly withdrawn, subject to adjustment for fractional shares.

        The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average trading prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

        Brett has announced that the Board of Directors has, by unanimous resolution: (i) approved the Offer and the Support Agreement; (ii) determined that the Offer is in the best interests of Brett and fair to Brett's Shareholders; and (iii) recommended that the Shareholders accept the Offer.

        Pursuant to Lock-Up Agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

        The Offer is made only for Common Shares and is not made for any Convertible Securities. Any holder of such Convertible Securities who wishes to accept the Offer must, to the extent permitted by the terms of the security and applicable Laws, exercise the Convertible Securities in order to obtain certificates representing Common Shares and deposit those Common Shares in accordance with the terms of the Offer. Any such conversion, exchange or exercise must be completed sufficiently in advance of the Expiry Time to ensure that the holder of such Convertible Securities will have certificates representing the Common Shares on such exercise available for deposit at or prior to the Expiry Time, or in sufficient time to comply with the procedures referred to under "Manner of Acceptance — Procedure for Guaranteed Delivery" in Section 3 of the Offer.

        Following the Effective Time, provided that the Offeror has taken-up and paid for Common Shares following satisfaction of the Minimum Condition and received all Regulatory Approvals and subject to compliance with the U.S. Securities Act, to the extent applicable, each Option, which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a Replacement Option. Upon the exercise of any Warrants after a Subsequent Acquisition Transaction or a Compulsory Acquisition, the holder of any such Warrants shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Osisko Common Shares and cash that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction or a Compulsory Acquisition. See Section 4 of the Circular, "Agreements Relating to the Offer — Support Agreement — Options and Warrants".

        Shareholders will not have dissent or appraisal rights in connection with the Offer. However, Shareholders who do not tender their Common Shares to the Offer may have rights of dissent in the event Osisko elects to acquire such Common Shares by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

        No fractional Osisko Common Shares will be issued pursuant to the Offer. Where the aggregate number of Osisko Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Osisko Common Share being issuable, the number of Osisko Common Shares to be received by such Shareholder will be rounded down to the nearest whole number. Any cash consideration owing to Shareholders pursuant to the Offer Consideration will be rounded up to the next whole cent.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

        Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares.

2.     Time for Acceptance

        The Offer is open for acceptance until the Expiry Time, being 5:00 p.m. (Toronto time) on May 19, 2010, or such later time or times and date or dates as may be fixed by Osisko from time to time pursuant to Section 5 of the Offer "Extension, Variation or Change in the Offer", unless the Offer is withdrawn by Osisko.

3.     Manner of Acceptance

Letter of Transmittal

        The Offer may be accepted by delivering to the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal (printed on yellow paper) accompanying the Offer, so as to be received at or prior to the Expiry Time:

  (a)
  the certificate(s) representing the Common Shares in respect of which the Offer is being accepted;

  (b)
  a Letter of Transmittal in the form accompanying the Offer or a manually signed facsimile thereof, properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required); and

  (c)
  all other documents required by the instructions set out in the Letter of Transmittal.

        Participants of CDS or DTC should contact the Depositary with respect to the deposit of their Common Shares under the Offer. CDS and DTC will be issuing instructions to their respective participants as to the method of depositing such Common Shares under the terms of the Offer.

        Except as otherwise provided in the instructions set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) deposited therewith or if the certificates for Osisko Common Shares and cheques issuable are to be delivered to a person other than the registered holder, and in certain other circumstances as set out in the Letter of Transmittal, (i) the accompanying certificate(s) representing the Common Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney, in either case, duly and properly completed by the registered holder(s), and (ii) the signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as written on the face of the certificate(s) and must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

        In addition, Common Shares may be deposited under the Offer in compliance with the procedures for guaranteed delivery set out below under the heading "Procedure for Guaranteed Delivery" or in compliance with the procedures for book-entry transfers set out below under the heading "Acceptance by Book-Entry Transfer".

Procedure for Guaranteed Delivery

        If a Shareholder wishes to deposit Common Shares under the Offer and either the certificate(s) representing the Common Shares are not immediately available or the certificate(s) and all other required documents cannot be delivered to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  the deposit is made by or through an Eligible Institution;

  (b)
  a properly completed and executed Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer, or a manually signed facsimile thereof, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at or prior to the Expiry Time at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery; and

  (c)
  the certificate(s) representing all deposited Common Shares together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed as required by the instructions set out in the Letter of Transmittal (including signature guarantee if required) and all other documents required thereby, are received by the Depositary at its office in Toronto, Ontario set out in the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSX after the Expiry Date.

        The Notice of Guaranteed Delivery must be delivered by hand or courier or transmitted by facsimile or mailed to the Depositary at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and the Letter of Transmittal and accompanying certificate(s) representing Common Shares and all other required documents to any office other than the Toronto, Ontario office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

Acceptance by Book-Entry Transfer

        Shareholders may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation through CDSX is received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

        Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        Shareholders may also accept the Offer by following the procedures for book-entry transfer established by DTC, provided that a Book-Entry Confirmation, together with an Agent's Message (as defined below) in respect thereof, or a properly completed and executed Letter of Transmittal (including signature guarantee if required) and all other required documents, are received by the Depositary at its office in Toronto, Ontario at or prior to the Expiry Time. The Depositary has established an account at DTC for the purpose of the Offer. Any financial institution that is a participant in DTC may cause DTC to make a book-entry transfer of a Shareholder's Common Shares into the Depositary's account in accordance with DTC's procedures for such transfer. However, as noted above, although delivery of Common Shares may be effected through book-entry transfer at DTC, either an Agent's Message in respect thereof, or a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed (including signature guarantee if required), and all other required documents, must, in any case, be received by the Depositary, at its office in Toronto, Ontario at or prior to the Expiry Time. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the Depositary. Such documents or Agent's Message should be sent to the Depositary.

        The term "Agent's Message" means a message, transmitted by DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, which states that DTC has received an express acknowledgement from the participant in DTC depositing the Common Shares which are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal as if executed by such participant and that Osisko may enforce such agreement against such participant.

General

        The Offer will be deemed to be accepted only if the Depositary has actually physically received the requisite documents at or before the time specified. In all cases, payment of the Offer Consideration for the Common Shares deposited and taken up by Osisko under the Offer will be made only after timely receipt by the Depositary of (a) certificate(s) representing the Common Shares (or, in the case of book-entry transfer to the Depositary, a Book-Entry Confirmation for the Common Shares), (b) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and executed, covering such Common Shares with the signature(s) guaranteed in accordance with the instructions set out in the Letter of Transmittal (or in the case of Common Shares deposited using the procedures for book-entry transfer established by DTC, an Agent's Message), and (c) all other required documents.

        The method of delivery of certificate(s) representing Common Shares (or a Book-Entry Confirmation for the Common Shares, as applicable), the Letter of Transmittal, the Notice of Guaranteed Delivery and all other required documents is at the option and risk of the Shareholder depositing those documents. Osisko recommends that those documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary at or prior to the Expiry Time. Delivery will only be effective upon actual physical receipt by the Depositary.

        Shareholders whose Common Shares are registered in the name of an investment advisor, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares under the Offer.

        All questions as to the validity, form, eligibility (including, without limitation, timely receipt) and acceptance of any Common Shares deposited under the Offer will be determined by Osisko in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Osisko reserves the absolute right to reject any and all deposits that it determines not to be in proper form or that may be unlawful to accept under the applicable Laws of any jurisdiction. Osisko reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. There shall be no duty or obligation of Osisko, the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Osisko's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal, the Notice of Guaranteed Delivery and any other related documents will be final and binding.

        Under no circumstances will any amount be paid by Osisko or the Depositary by reason of any delay in exchanging any Common Shares or in making payment of the Offer Consideration for Common Shares or in lieu of fractional Osisko Common Shares to any person on account of Common Shares accepted for exchange under the Offer.

        Osisko reserves the right to permit the Offer to be accepted in a manner other than that set out in this Section 3.

Dividends and Distributions

        Subject to the terms and conditions of the Offer and subject, in particular, to Common Shares being validly withdrawn by or on behalf of a depositing Shareholder, and except as provided below, by accepting the Offer pursuant to the procedures set out herein, a Shareholder deposits, sells, assigns and transfers to Osisko all right, title and interest in and to the Common Shares covered by the Letter of Transmittal or book-entry transfer (the "Deposited Shares") and in and to all rights and benefits arising from such Deposited Shares including, without limitation, any and all dividends, distributions, payments, securities, property or other interests that may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer, including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

Power of Attorney

        The execution of a Letter of Transmittal (or in the case of Common Shares deposited by book-entry transfer, by making a book-entry transfer), irrevocably constitutes and appoints, effective at and after the time (the "Effective Time") that Osisko takes up the Deposited Shares, each director or officer of Osisko, and any other person designated by Osisko in writing, as the true and lawful agent, attorney, attorney-in-fact and proxy of the holder of the Common Shares covered by the Letter of Transmittal or book-entry transfer (which Common Shares upon being taken up are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities") with respect to such Purchased Securities, with full powers of substitution (such powers of attorney, being coupled with an interest, being irrevocable), in the name of and on behalf of such Shareholder:

  (a)
  to register or record the transfer and/or cancellation of such Purchased Securities to the extent consisting of securities on the appropriate securities registers maintained by or on behalf of Brett;

  (b)
  for so long as any such Purchased Securities are registered or recorded in the name of such Shareholder, to exercise any and all rights of such Shareholder including, without limitation, the right to vote, to execute and deliver (provided the same is not contrary to applicable Laws), as and when requested by Osisko, any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to Osisko in respect of any or all Purchased Securities, to revoke any such instruments, authorizations or consents given prior to or after the Effective Time, to designate in such instruments, authorizations or consents any person or persons as the proxy of such Shareholder in respect of such Purchased Securities for all purposes including, without limitation, in connection with any meeting or meetings (whether annual, special or otherwise, or any adjournment thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Brett;

  (c)
  to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distributions payable to or to the order of, or endorsed in favour of, such Shareholder; and

  (d)
  to exercise any other rights of a Shareholder with respect to such Purchased Securities, all as set out in the Letter of Transmittal.

        A Shareholder accepting the Offer under the terms of the Letter of Transmittal (including book-entry transfer) revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The Shareholder accepting the Offer agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the depositing Shareholder unless the Deposited Shares are not taken up and paid for under the Offer or are properly withdrawn in accordance with Section 7 of the Offer, "Withdrawal of Deposited Common Shares".

        A Shareholder accepting the Offer also agrees not to vote any of the Purchased Securities at any meeting (whether annual special or otherwise, or any adjournments thereof, including, without limitation, any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Brett and, except as may otherwise be agreed to with Osisko, not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Osisko any and all instruments of proxy, authorizations or consents in respect of all or any of the Purchased Securities, and agrees to designate or appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Osisko as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including, without limitation, all appointments of any agent, attorney or attorney-in-fact) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

Further Assurances

        A Shareholder accepting the Offer covenants under the terms of the Letter of Transmittal (including book-entry transfer) to execute, upon request of Osisko, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Osisko. Each authority therein conferred or agreed to be conferred is, to the extent permitted by applicable Laws, irrevocable and may be exercised during any subsequent legal incapacity of such holder and shall, to the extent permitted by applicable Laws, survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of such holder.

Formation of Agreement; Shareholder's Representations and Warranties

        The acceptance of the Offer pursuant to the procedures set forth above constitutes a binding agreement between a depositing Shareholder and Osisko, effective immediately following the time at which Osisko takes up Common Shares deposited by such Shareholder, in accordance with the terms and conditions of the Offer. This agreement includes a representation and warranty by the depositing Shareholder that (i) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made has full power and authority to deposit, sell, assign and transfer the Deposited Shares and all rights and benefits arising from such Deposited Shares including, without limitation, any Distributions, (ii) the person signing the Letter of Transmittal or on whose behalf a book-entry transfer is made owns the Deposited Shares and any Distributions deposited under the Offer, (iii) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares or Distributions to any other person, (iv) the deposit of the Deposited Shares and Distributions complies with applicable Laws, and (v) when the Deposited Shares and Distributions are taken up and paid for by Osisko, Osisko will acquire good title thereto (and to any Distributions), free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others.

4.     Conditions of the Offer

        Notwithstanding any other provision of the Offer, Osisko will have the right to withdraw the Offer and not take up and pay for, or, subject to the terms and conditions of the Offer and the Support Agreement, extend the period of time during which the Offer is open and postpone taking up and paying for, the Common Shares deposited under the Offer (including Common Shares issued after the date of the Offer and prior to the Expiry Time on the exercise of Options and Warrants) unless all of the following conditions are satisfied or Osisko has waived them in whole or in part at or prior to the Expiry Time:

(a)	there shall have been validly deposited under the Offer and not withdrawn as at the Expiry Time, such number of Common Shares which, together with any Common Shares beneficially owned or over which control or direction is exercised by the Offeror and its affiliates and joint actors, represents at least 66 2/3% of the issued and outstanding Common Shares (the "Minimum Condition");
(b)
all government or regulatory approvals (including those of applicable stock exchanges or securities law regulatory authorities) that in the Offeror's reasonable judgement are necessary to complete the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction shall have been obtained or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;
(c)
all required shareholder approvals that are necessary under applicable Laws, including for greater certainty any requirements of the TSX and the TSXV, to complete the Offer shall have been obtained, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(d)	all required consents and authorizations that in Osisko's reasonable judgement are necessary to satisfy Officer Obligations arising out of severance and change of control payments, as set out in the Company Disclosure Letter (as defined in the Support Agreement) shall have been obtained;
(e)	(i)
no act, action, suit, demand or proceeding shall have been taken by or before any Canadian or foreign court, tribunal or Governmental Authority or administrative agency or commission or by or before any elected or appointed public official in Canada or elsewhere; and
(ii) no law, regulation or policy shall have been proposed, enacted, promulgated or applied; in each case
A.
to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of any of the Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Common Shares (either pursuant to the Offer or a Subsequent Acquisition Transaction);
B.
which, if the Offer or Compulsory Acquisition or Subsequent Acquisition Transaction was consummated, would reasonably be expected to lead to a Material Adverse Change or to materially adversely affect the Offeror;
C.
which would materially and adversely affect the ability of Offeror to proceed with the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction) and/or take up and pay for any Common Shares deposited under the Offer; or
D.
seeking to prohibit or limit the ownership or operation by the Offeror of any material portion of the business or assets of Brett or the subsidiaries or to compel the Offeror to dispose of or hold separate any material portion of the business or assets of the Company or any of the subsidiaries as a result of the Offer (or any Compulsory Acquisition or any Subsequent Acquisition Transaction);
(f)
the Offeror shall have determined, in its sole judgment, acting reasonably, that there does not exist any prohibition at Law against the Offeror making or maintaining the Offer, taking up and paying for any Common Shares deposited under the Offer or completing any Compulsory Acquisition or Subsequent Acquisition Transaction;
(g)	the Offeror shall have determined, in its sole judgment, acting reasonably, that there has not occurred any Material Adverse Change;
(h)	the Offeror shall have determined, in its sole judgment, acting reasonably, that:
(i) all representations and warranties of Brett qualified by references to materiality or to Material Adverse Effect shall be true and correct in all respects;
(ii)
all representations and warranties not qualified by reference to materiality or to Material Adverse Effect shall be true and correct in all material respects, in either case as if made on and as of the date of the expiry of the Offer (except to the extent such representations and warranties speak as to an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date); and
(iii) Brett has performed all of the covenants and agreements to be performed by it under the Support Agreement in all material respects;

and the Offeror shall have received a certificate to that effect from the President and Chief Executive Officer and the Chief Financial Officer (or other officer reasonably satisfactory to the Offeror) of Brett to that effect;
(i)	Brett shall not have knowingly or intentionally breached a covenant in Article 6 of the Support Agreement; and

(j)	the Support Agreement shall not have been terminated or the Offeror shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of the Offeror to consummate the Offer or to complete a Compulsory Acquisition or Subsequent Acquisition Transaction or that such termination was not related to any matter that is materially adverse to the business of Brett or to the value of the Common Shares to the Offeror.

        The foregoing conditions shall be for the exclusive benefit of the Offeror, and may be asserted by the Offeror, at any time.

        Subject to the terms of the Support Agreement, the Offeror may waive any of the foregoing conditions, other than (a) above, in whole or in part at any time and from time to time, both before and after the relevant Expiry Time, without prejudice to any other rights that the Offeror may have.

        The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time. The conditions listed above shall be conclusively deemed to have been satisfied or waived upon the taking-up by the Offeror of any Common Shares pursuant to the Offer.

        The foregoing conditions are subject to Osisko's notification obligations with respect to changes in the information contained in the Offer and Circular that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, as described in Section 5 of the Offer, "Extension, Variation or Change in the Offer".

        Any waiver of a condition or the termination or withdrawal of the Offer shall be deemed to have been given and to be effective upon written notice or other communication confirmed in writing by Osisko to that effect to the Depositary at its office in Toronto, Ontario. Forthwith after giving any such notice, Osisko will make a public announcement of such waiver or withdrawal and, to the extent required by applicable Laws, will cause the Depositary as soon as is practicable thereafter to notify the Shareholders in the manner set forth under "Notices and Delivery" in Section 10 of the Offer, and will provide a copy of the aforementioned notice to the TSX and TSXV. If the Offer is withdrawn, Osisko will not be obligated to take up, accept for payment or pay for any Common Shares deposited under the Offer and the Depositary will promptly return all certificates for Deposited Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents in its possession to the parties by whom they were deposited.

5.     Extension, Variation or Change in the Offer

        The Offer is open for acceptance until the Expiry Time, subject to extension or variation by Osisko in accordance with the Support Agreement, unless the Offer is withdrawn by Osisko.

        Subject to the limitations hereafter described, Osisko reserves the right, in its sole discretion but subject to the terms and conditions of the Support Agreement, the Outside Date and applicable Laws, at any time and from time to time while the Offer is open for acceptance (or at any other time if permitted by applicable Laws), to extend the Expiry Date or the Expiry Time or to vary the Offer by giving written notice (or other communication subsequently confirmed in writing, provided that such confirmation is not a condition of the effectiveness of the notice) of such extension or variation to the Depositary at its office in Toronto, Ontario, and by causing the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth in Section 10 of the Offer, "Notices and Delivery", to all registered Shareholders whose Common Shares have not been taken up prior to the extension or variation. Osisko shall, as soon as practicable after giving notice of an extension or variation to the Depositary, make a public announcement of the extension or variation to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and the TSXV. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Toronto, Ontario.

        Where the terms of the Offer are varied, the Offer will not expire before ten days after the notice of such variation has been given to Shareholders, unless otherwise permitted by applicable Laws and subject to abridgement or elimination of that period pursuant to such orders or other forms of relief as may be granted by any applicable securities regulatory authorities.

        If, prior to the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Osisko or of an affiliate of Osisko unless it is a change in a material fact relating to the Osisko Common Shares), Osisko will give written notice of such change to the Depositary at its office in Toronto, Ontario and will cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to communicate such notice in the manner set forth under "Notices and Delivery" in Section 10 of the Offer, to all Shareholders whose Common Shares have not been taken up under the Offer at the date of the occurrence of the change, if required by applicable Laws. As soon as possible after giving notice of a change in information to the Depositary, Osisko will make a public announcement of the change in information to the extent and in the manner required by applicable Laws and provide a copy of the notice thereof to the TSX and TSXV. Any notice of change in information will be deemed to have been given and to be effective on the day that it is delivered or otherwise communicated to the Depositary at its office in Toronto, Ontario.

        Notwithstanding the foregoing but subject to applicable Laws, the Offer may not be extended by Osisko if all of the terms and conditions of the Offer, except those waived by Osisko, have been fulfilled or complied with, unless Osisko first takes up all Common Shares then validly deposited under the Offer and not properly withdrawn.

        During any extension or in the event of any variation of the Offer or change in information, all Common Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Osisko in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Common Shares". An extension of the Expiry Time, a variation of the Offer or a change in information does not, unless otherwise expressly stated, constitute a waiver by Osisko of any of its rights set out under "Conditions of the Offer" in Section 4 of the Offer.

        If, prior to the Expiry Time, the Offer Consideration is increased, such increased consideration will be paid to each of the depositing Shareholders whose Common Shares are taken up under the Offer, whether or not such Common Shares were taken up before the increase.

6.     Take Up and Payment for Deposited Common Shares

        If all the conditions referred to under "Conditions of the Offer" in Section 4 of the Offer have been fulfilled or waived by Osisko at or prior to the Expiry Time, Osisko will take up and pay for Common Shares validly deposited under the Offer and not properly withdrawn not later than ten calendar days after the Expiry Time. Any Common Shares taken up under the Offer will be paid for promptly and, in any event, not more than three business days after taking up such Common Shares. Subject to applicable Laws, any Common Shares deposited under the Offer after the first date on which Common Shares have been taken up by Osisko under the Offer but prior to the Expiry Time will be taken up and paid for promptly and, in any event, within ten calendar days of such deposit.

        Osisko will be deemed to have taken up and accepted for payment Common Shares validly deposited and not properly withdrawn under the Offer if, as and when Osisko gives written notice or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario to that effect. Subject to applicable Laws, Osisko expressly reserves the right in its sole discretion to delay taking up and paying for any Common Shares or to, on or after the initial Expiry Time, withdraw or terminate the Offer and not take up or pay for any Common Shares if any condition specified under "Conditions of the Offer" in Section 4 of the Offer is not fulfilled or waived, by giving written notice thereof or other communication subsequently confirmed in writing to the Depositary at its office in Toronto, Ontario.

        Osisko also expressly reserves the right, in its sole discretion, to delay taking up and paying for Common Shares in order to comply, in whole or in part, with any applicable Laws or government regulatory approval. Osisko will not, however, take up and pay for any Common Shares deposited under the Offer unless it simultaneously takes up and pays for all Common Shares then validly deposited under the Offer and not withdrawn.

        Osisko will pay for Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offer Consideration in the form of sufficient share certificates representing Osisko Common Shares and sufficient funds for transmittal to depositing Shareholders. Under no circumstances will interest accrue or be paid by Osisko or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Osisko, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving the Offer Consideration from Osisko and transmitting such Offer Consideration to such persons. Receipt of the share certificates and cash representing the Offer Consideration by the Depositary will be deemed to constitute receipt of payment by persons depositing Common Shares under the Offer.

        No fractional Osisko Common Shares will be issued pursuant to the Offer. Where the aggregate number of Osisko Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Osisko Common Share being issuable, the number of Osisko Common Shares to be received by such Shareholder will be rounded down to the nearest whole number. Any cash consideration owing to a Shareholder pursuant to the Offer will be rounded up to the next whole cent.

        Settlement with each Shareholder who has deposited Common Shares pursuant to the Offer will be made by the Depositary forwarding share certificates representing the Osisko Common Shares to which the depositing Shareholder is entitled and cheques in the amount to which the depositing Shareholder is entitled. Unless otherwise directed in the Letter of Transmittal, share certificates and cheques representing the Offer Consideration will be issued in the name of the registered holder of the Common Shares so deposited. Unless the person depositing the Common Shares instructs the Depositary to hold the certificate(s) and cheque(s) representing the Offer Consideration for pick-up by checking the appropriate box in the Letter of Transmittal, such share certificate(s) and cheque(s) will be forwarded by first class insured mail to such person at the address specified in the Letter of Transmittal. If no such address is specified, the certificate(s) and cheque(s) representing the Offer Consideration will be sent to the address of the holder as shown on the securities registers maintained by or on behalf of Brett. Certificates and cheques representing the Offer Consideration mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

        Shareholders will not be required to pay any fee or commission if they accept the Offer by depositing their Common Shares directly with the Depositary.

7.     Withdrawal of Deposited Common Shares

        Except as otherwise stated in this Section 7 of the Offer or otherwise required by applicable Laws, all deposits of Common Shares under the Offer are irrevocable. Unless otherwise required or permitted by applicable Laws, any Common Shares deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Shareholder:

  (a)
  at any time before the Common Shares have been taken up by Osisko under the Offer;

  (b)
  if the Common Shares have not been paid for by Osisko within three business days after having been taken up; or

  (c)
  at any time before the expiration of ten days from the date upon which either:

  (i)
  a notice of change relating to a change which has occurred in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of Osisko or of an affiliate of Osisko unless it is a change in a material fact relating to the Osisko Common Shares), in the event that such change occurs before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer; or

  (ii)
  a notice of variation concerning a variation in the terms of the Offer (other than a variation consisting solely of an increase in the consideration offered for the Common Shares where the Expiry Time is not extended for more than ten days)

    is mailed, delivered or otherwise properly communicated (subject to abridgement of that period pursuant to such order or orders as may be granted by applicable courts or Governmental Authorities) and only if such deposited Common Shares have not been taken up by Osisko at the date of the notice.

        Withdrawals of Common Shares deposited under the Offer must be effected by notice of withdrawal made by or on behalf of the depositing Shareholder and must be actually physically received by the Depositary at the place of deposit of the applicable Common Shares (or Notice of Guaranteed Delivery in respect thereof) within the time limits indicated above. Notices of withdrawal: (a) must be made by a method, including facsimile transmission, that provides the Depositary with a written or printed copy; (b) must be signed by or on behalf of the person who signed the Letter of Transmittal accompanying (or Notice of Guaranteed Delivery in respect of) the Common Shares that are to be withdrawn and (c) must specify such person's name, the number of Common Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Common Shares to be withdrawn. Any signature in a notice of withdrawal must be guaranteed by an Eligible Institution in the same manner as in a Letter of Transmittal (as described in the instructions set out therein), except in the case of Common Shares deposited for the account of an Eligible Institution.

        Alternatively, if Common Shares have been deposited pursuant to the procedures for book-entry transfer, as set out in Section 3 of the Offer "Manner of Acceptance — Acceptance by Book-Entry Transfer", any notice of withdrawal must specify the name and number of the account at CDS or DTC, as applicable, to be credited with the withdrawn Common Shares and otherwise comply with the procedures of CDS or DTC as applicable.

        A withdrawal of Common Shares deposited under the Offer can only be accomplished in accordance with the foregoing procedures. The withdrawal will take effect upon receipt by the Depositary of the properly completed and executed written notice of withdrawal.

        All questions as to the validity (including timely receipt) and form of notices of withdrawal will be determined by Osisko in its sole discretion, and such determination will be final and binding. Neither the Depositary, Osisko nor any other person shall be under any duty or obligation to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred or suffered by any of them for failure to give such notice.

        If Osisko extends the period of time during which the Offer is open, is delayed in taking up or paying for Common Shares or is unable to take up or pay for Common Shares for any reason, then, without prejudice to Osisko's other rights, Common Shares deposited under the Offer may, subject to applicable Laws, be retained by the Depositary on behalf of Osisko and such Common Shares may not be withdrawn except to the extent that depositing Shareholders are entitled to withdrawal rights as set forth in this Section 7 or pursuant to applicable Laws.

        Withdrawals cannot be rescinded and any Common Shares withdrawn will thereafter be deemed not validly deposited for the purposes of the Offer, but may be re-deposited at any subsequent time prior to the Expiry Time by following any of the procedures described in Section 3 of the Offer, "Manner of Acceptance".

        In addition to the foregoing rights of withdrawal, Shareholders in Canada are entitled to one or more statutory rights of rescission, price revision or to damages in certain circumstances. See Section 31 of the Circular, "Statutory Rights".

8.     Return of Deposited Common Shares

        Any deposited Common Shares that are not taken up and paid for by Osisko pursuant to the terms and conditions of the Offer for any reason will be returned, at Osisko's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Brett, or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in "Manner of Acceptance — Acceptance by Book-Entry Transfer" in Section 3 of the Offer, such Common Shares will be credited to the depositing holder's account maintained with CDS or DTC, as applicable.

9.     Changes in Capitalization; Adjustments; Liens

        If, on or after the date of the Offer, Brett should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, issue any Common Shares, or issue, grant or sell any Options or other securities that are convertible into or exchangeable or exercisable for Common Shares, or disclose that it has taken or intends to take any such action, then Osisko may, in its sole discretion and without prejudice to its rights under "Conditions of the Offer" in Section 4 of the Offer, make such adjustments as it considers appropriate to the purchase price and other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amount payable therefore) to reflect such division, combination, reclassification, consolidation, conversion, issuance, grant, sale or other change. See "Extension, Variation or Change in the Offer" in Section 5 of the Offer.

        Common Shares and any Distributions acquired under the Offer shall be transferred by the Shareholder and acquired by Osisko free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, including, without limitation, the right to any and all dividends, distributions, payments, securities, property, rights, assets or other interests which may be accrued, declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares, whether or not separated from the Common Shares. If, on or after the date of the Offer, Brett should declare, set aside or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders on a record date prior to the date of transfer into the name of Osisko or its nominee or transferee on the securities registers maintained by or on behalf of Brett in respect of Common Shares accepted for purchase under the Offer, then (and without prejudice to its rights under "Conditions of the Offer" in Section 4 of the Offer), (a) in the case of cash dividends, distributions or payments, the amount of dividends, distributions or payments shall be received and held by the depositing Shareholders for the account of Osisko until Osisko pays for such Common Shares, and to the extent that the value of such dividends, distributions or payments do not exceed the value of the Offer Consideration per Common Share payable by Osisko pursuant to the Offer, the Offer Consideration per Common Share, as the case may be pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, securities, property, rights, assets or other interests, the whole of any such non-cash dividends, distributions, payments, securities, property, rights, assets or other interests shall be received and held by the depositing Shareholder for the account of Osisko and shall be required to be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Osisko, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments, the aggregate value of which exceeds the value of the Offer Consideration per Common Share payable by Osisko pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of Osisko and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of Osisko, accompanied by appropriate documentation of transfer. Pending such remittance, Osisko will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, securities, property, rights, assets or other interests and may withhold the entire Offer Consideration payable by Osisko under the Offer or deduct from the Offer Consideration payable by Osisko under the Offer the amount or value thereof, as determined by Osisko in its sole discretion.

        The declaration or payment of any such dividend or distribution may have tax consequences not discussed under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular or "Certain United States Federal Income Tax Considerations" in Section 22 of the Circular.

10.   Notices and Delivery

        Without limiting any other lawful means of giving notice, and unless otherwise specified by applicable Laws, any notice to be given by Osisko or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their respective addresses as shown on the securities registers maintained by or on behalf of Brett and, unless otherwise specified by applicable Laws, will be deemed to have been received on the first business day following the date of mailing.

These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail services following mailing.

        Except as otherwise required or permitted by applicable Laws, if mail service is interrupted or delayed following mailing, Osisko intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by applicable Laws, if post offices in Canada are not open for the deposit of mail any notice which Osisko or the Depositary may give or cause to be given to Shareholders under the Offer will be deemed to have been properly given and to have been received by Shareholders if: (a) it is given to the TSX and the TSXV for dissemination through their facilities; (b) it is published once in the National Edition of The Globe and Mail or The National Post; or (c) it is given to the Canada News Wire Service.

        The Offer and Circular and the accompanying Letter of Transmittal and Notice of Guaranteed Delivery will be mailed to registered holders of Common Shares or made available in such other manner as is permitted by applicable Laws and Osisko will use its reasonable efforts to furnish such documents to investment advisors, stock brokers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear in the securities registers maintained by or on behalf of Brett in respect of the Common Shares or, if security position listings are available, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to the beneficial owners of Common Shares when such listings are received.

        Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the Toronto, Ontario office of the Depositary specified in the Letter of Transmittal or in the Notice of Guaranteed Delivery, as applicable.

11.   Mail Service Interruption

        Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, share certificates and any other relevant documents will not be mailed if Osisko determines that delivery thereof by mail may be delayed. Persons entitled to such certificate(s) and any other relevant documents that are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary to which the deposited certificate(s) for Common Shares were delivered until such time as Osisko has determined that delivery by mail will no longer be delayed. Osisko shall provide notice of any such determination in accordance with Section 10 of the Offer, "Notices and Delivery". Notwithstanding the provisions set out under "Take Up and Payment for Deposited Common Shares" in Section 6 of the Offer, share certificates and any other relevant documents not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Shareholder at the Toronto, Ontario office of the Depositary.

12.   Common Shares Not Deposited under the Offer

        The purpose of the Offer is to enable Osisko to acquire all of the outstanding Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Osisko, Osisko currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the Common Shares not deposited under the Offer as described in Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

13.   Market Purchases

        The Offeror reserves the right to acquire, or to cause an affiliate to acquire, beneficial ownership of Common Shares by making purchases through the facilities of the TSXV, subject to applicable Laws, prior to the Expiry Time. In no event will the Offeror make any such purchases of Common shares until the third Business Day following the date of the Offer. The aggregate number of Common Shares acquired by the Offeror through the facilities of the TSXV during the course of the Offer shall not exceed 5% of the outstanding Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSXV on each day on which the Common Shares have been purchased. If the Offeror purchases Common Shares through the facilities of the TSXV while the Offer is outstanding, the Common Shares so purchased will be counted in any determination as to whether the Minimum Condition has been fulfilled.

        Although the Offeror has no present intention to sell Common Shares taken up under the Offer, subject to applicable Laws, it reserves the right to enter into arrangements, commitments or understandings at or prior to the Expiry Time to sell any of such Common Shares after the Expiry Time.

        For the purposes of this Section 13, the term "Osisko" includes Osisko and any person acting jointly or in concert with Osisko.

14.   Other Terms of the Offer

  (a)
  The Offer and all contracts resulting from acceptance thereof shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

  (b)
  In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Osisko by brokers or dealers licensed under the laws of such jurisdiction.

  (c)
  Osisko reserves the right to transfer to one or more affiliates of Osisko the right to purchase all or any portion of the Common Shares deposited under the Offer, but any such transfer will not relieve Osisko of its obligations under the Offer and will in no way prejudice the rights of persons depositing Common Shares to receive payment for Common Shares validly deposited and accepted for payment pursuant to the Offer.

  (d)
  No broker, dealer or other person has been authorized to give any information or make any representation on behalf of Osisko not contained herein or in the accompanying Circular and as set forth in the registration statement on Form F-8 filed by Osisko in connection with the Offer, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Osisko or the Depositary for the purposes of the Offer.

  (e)
  The provisions of the Glossary, the Summary of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer.

  (f)
  Osisko, in its sole discretion, shall be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer (including, without limitation, the satisfaction of the conditions of the Offer), the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawals of Common Shares.

  (g)
  Osisko reserves the right to waive any defect in acceptance with respect to any particular Common Shares or any particular Shareholder. There shall be no duty or obligation of Osisko, the Depositary or any other person to give notice of any defect or irregularity in the deposit of any Common Shares or in any notice of withdrawal and in each case no liability shall be incurred or suffered by any of them for failure to give such notice.

  (h)
  The Offer and Circular do not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders residing in any jurisdiction in which the making or the acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Osisko may, in its sole discretion, take such action as Osisko may deem necessary to make the Offer in any jurisdiction and extend the Offer to Shareholders in any such jurisdiction.

        The Offer and the accompanying Circular together constitute the take-over bid circular required under Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: April 13, 2010	OSISKO MINING CORPORATION
Per: (Signed) "Sean Roosen" Sean Roosen President and Chief Executive Officer

CIRCULAR

        This Circular is furnished in connection with the accompanying Offer dated April 13, 2010 by Osisko to purchase all of the issued and outstanding Common Shares. The terms and conditions of the Offer, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Capitalized terms used in this Circular but not otherwise defined herein, are defined and have the meanings set out in the Glossary, unless the context otherwise requires.

        Unless otherwise indicated, the information concerning Brett contained in the Offer and Circular has been taken from or is based upon publicly available documents and records on file of Brett with Canadian securities regulatory authorities and other public sources available at the time of the Offer. Although Osisko has no knowledge that would indicate that any statements contained herein relating to Brett taken from or based upon such documents and records are untrue or incomplete, neither Osisko nor any of its officers or directors assumes any responsibility for the accuracy or completeness of such information or for any failure by Brett to disclose events or facts that may have occurred or that may affect the significance or accuracy of any such information but that are unknown to Osisko.

1.     Osisko

        Osisko is currently developing the Canadian Malartic gold deposit and evaluating adjacent areas for a large-scale open pit, bulk-tonnage mining operation. The Canadian Malartic deposit currently represents one of the biggest gold reserves in Canada for a single deposit, and is still growing through ongoing drilling on new mineralized zones. Current reserves for the Canadian Malartic property (including the adjacent South Barnat deposit) are 8.97 million ounces, plus a global measured and indicated resource of 2.23 million ounces and an inferred resource of 0.47 million ounces.

        Osisko was incorporated pursuant to the CBCA on February 18, 1982 under the name "Ormico Exploration Ltée". Osisko subsequently amended its articles on September 24, 1998, to change its corporate name to "Osisko Exploration Ltée". Osisko amended its articles on May 15, 2008, to change its corporate name to its present name. Osisko's head office and registered office is located at 1100 De La Gauchetière Ouest, Bureau 300, C.P. 211, Montréal, Québec H3B 2S2.

        Osisko is a reporting issuer in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec. The Osisko Common Shares are listed and posted for trading on the TSX under the symbol "OSK" and trade on the FRK under the symbol "EWX". On March 16, 2010 the last trading day for the Common Shares prior to Osisko's announcement of its intention to make the Offer, the closing price of the Osisko Common Shares on the TSX was $9.09.

        See Section 10 of the Circular, "Certain Information Concerning Osisko and its Common Shares". See also "Background to the Offer" in Section 3 of the Circular and "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular.

        For further information regarding Osisko, reference is made to Osisko's filings with the Canadian securities regulatory authorities available under the Osisko profile on SEDAR at www.sedar.com. See "Documents Incorporated by Reference" in Section 11 of the Circular.

2.     Brett

        Brett is a Canadian minerals exploration company whose primary mandate is the discovery, acquisition, and development of precious metals properties, with particular expertise in Canada and Latin America. Since 2006, Brett's primary focus has been the 100 percent owned Hammond Reef property in Ontario which has an inferred resource containing 6.70 million ounces of gold in 259.4 million tonnes grading 0.8 grams per tonne, utilizing a 0.3 gram per tonne gold cut-off grade.

        Brett was incorporated under the BCBCA on September 11, 1986 under the name "Lucky 7 Exploration Ltd." On January 31, 1995, the name of Brett was changed to its present name. Brett's head office and registered and records office is located at 675 West Hastings Street, Suite 611, Vancouver, British Columbia V6B 1N2.

        Brett is a reporting issuer in each of the Provinces of British Columbia, Alberta and Ontario. The Common Shares are listed and posted for trading on the TSXV under the symbol "BBR" and trade on the FRK under the symbol "A4N". On March 16, 2010, the last trading day for the Common Shares prior to Osisko's announcement of its intention to make the Offer, the closing price of the Common Shares on the TSXV was $1.98.

        See "Background to the Offer" in Section 3 of the Circular and "Benefits of and Reasons to Accept the Offer" in Section 5 of the Circular.

        Pursuant to Lock-Up Agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

        For further information regarding Brett, reference is made to Brett's filings with the Canadian securities regulatory authorities available under the profile of Brett on SEDAR at www.sedar.com.

3.     Background to the Offer

        Osisko's objective is to pursue growth in its reserve and resource base and over the past year, it has been monitoring the progress of several advance stage exploration projects with open pit, bulk tonnage mining capabilities. The Company's Hammond Reef property was one of the projects Osisko had been monitoring.

        In early 2009, Mr. Sean Roosen, Osisko's President and Chief Executive Officer, met with the Company's Chairman, Mr. Ronald Netolitzky and its President and Chief Executive Officer, Mr. Patrick Soares during which they had informal discussions regarding a potential transaction between the two companies.

        On March 10, 2009 Osisko and the Company entered into a confidentiality agreement permitting the Company to disclose confidential information to Osisko, including operational, engineering, mineral resources and financial information particularly in regard to the Hammond Reef property, which allowed Osisko to evaluate the potential benefits and synergies of a possible business combination.

        Discussions and initial technical due diligence proceeded for the next several months following the execution of the confidentiality agreement, including a meeting between Mr. Sergio Cattalani, Osisko's Vice-President, Exploration and Brett management including Messrs. Netolitzky and Soares, Mr. Joe Ringwald, Vice President of Operations and Mr. John Zbeetnoff, P.Geo. in Vancouver, British Columbia. On May 13, 2009, Messrs. Netolitzky and Soares met in Montreal with several senior members of Osisko's management team including Mr. Roosen, Mr. Bryan Coates, Chief Financial Officer and Mr. Robert Wares, P. Geo., Chief Operating Officer and a director of Osisko, to discuss and visit Osisko's Canadian Malartic project.

        Between June 21 and June 25, 2009, Mr. Cattalani and Mr. Paul Johnson, Mine Manager for the Canadian Malartic project, visited the Hammond Reef property to conduct additional technical due diligence. From July, 2009 to December, 2009, the parties did not have further discussions, although Osisko continued to monitor Brett's ongoing exploration at Hammond Reef.

        On January 18, 2010, Mr. Roosen met with Mr. Soares to re-establish communications and reintroduce the possibility of a transaction between the Company and Osisko. At this time, Brett management discussed with Mr. Roosen the possibility of an equity investment by Osisko in Brett and the potential involvement of Osisko's technical team in completing the Hammond Reef feasibility study and eventual construction of the Hammond Reef project. During the Prospectors and Developers Association convention in Toronto on March 9, 2010, Mr. Roosen met with both Mr. Soares and Mr. Netolitzky to discuss a potential business combination of Brett and Osisko. Messrs. Netolitzky and Soares reiterated their position regarding the potential involvement of Osisko's technical team to assist Brett on a consulting basis with the possibility of an equity investment by Osisko to further solidify the relationship between the two companies.

        On March 12, 2010, after the close of the TSX and TSXV, Osisko presented Brett with an unsolicited non-binding letter of intent (the "Letter of Intent") outlining its initial proposal for a friendly, board supported take-over of Brett by Osisko. Throughout the course of the next several days, the Company's Board of Directors met with management of Brett to discuss the details of the possible business combination as outlined in the Letter of Intent. Messrs. Roosen and Coates met with several senior members of Brett's management and its Board of Directors on March 16 and March 17, 2010. On March 17, 2010, Brett and Osisko agreed to a revised proposal and executed the Letter of Intent.

        During the course of the trading day on March 17, 2010, Brett requested and was granted from the TSXV a halt on the trading of the Common Shares until the opening of the TSXV on Monday, March 22, 2010, pending the release of information regarding the proposed business combination between the parties, as both Brett and Osisko wished to enter into a definitive agreement with respect to the transaction prior to the Common Shares resuming trading.

        The parties continued to conduct legal, corporate and technical due diligence investigations and instructed their legal advisors to commence drafting a definitive Support Agreement. Throughout this period, negotiations among senior management of Brett and Osisko and their respective financial and legal advisors continued.

        Certain Shareholders who conditionally agreed to tender their Common Shares to Osisko entered into Lock-Up Agreements with Osisko, subject to certain customary conditions.

        On March 21, 2010, representatives of Fraser Milner Casgrain LLP, legal counsel to Osisko, reviewed the Support Agreement with the Osisko board of directors and Cormark Securities Inc., its financial advisors, expressed its view of the transaction to the Osisko board of directors. The Osisko board of directors unanimously approved entering into the Support Agreement.

        Also on March 21, 2010, Osisko was informed that Brett's financial advisors, Genuity Capital Markets and Dundee Securities Corporation had delivered oral fairness opinions to the Board of Directors, to the effect that, as of that date and based upon and subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in its opinion, the consideration offered pursuant to the Osisko proposal was fair, from a financial point of view, to the Shareholders of Brett, other than Osisko.

        On the evening of March 21, 2010, Osisko and Brett executed the Support Agreement. Simultaneously, Osisko entered into Lock-Up Agreements with certain Shareholders and a joint press release was agreed to by Osisko and Brett and issued prior to the opening of the TSX and TSXV on March 22, 2010.

4.     Agreements Relating to the Offer

Lock-Up Agreements

        Osisko entered into the Lock-Up Agreements with the Locked-Up Shareholders in respect of an aggregate of 23,029,078 Common Shares held by the Locked-Up Shareholders. The Locked-Up Shares held by Locked-Up Shareholders who are officers and directors of Brett together represent approximately 5.0% of the issued and outstanding Common Shares. In addition, the Locked-Up Shares held by Locked-Up Shareholders who are institutional or other shareholders of Brett together represent approximately 16.5% of the issued and outstanding Common Shares.

        The following is a summary only of the principal terms of the Lock-Up Agreements. A complete copy of each of the Lock-Up Agreements has been filed by Osisko on SEDAR and is available at www.sedar.com. Shareholders are urged to read the complete copy of each of the Lock-Up Agreements.

        Each of the Locked-Up Shareholders has covenanted that, during the period commencing on the date of each Lock-Up Agreement and continuing until the earlier of the termination of each agreement and Osisko's take up and payment of Common Shares under the Offer, it shall, among other things, not sell, transfer or encumber in any way any Subject Shares held by such Locked-Up Shareholder or waive, relinquish or modify the Locked-Up Shareholder's right to vote any Subject Shares or any other securities of Brett or enter into any agreement to do any of the foregoing, other than pursuant to the Offer and the terms of the Lock-Up Agreements.

        Under the Lock-Up Agreements, subject to the termination rights of each party described below, the Locked-Up Shareholders have agreed to tender the Subject Shares beneficially owned by them, or over which they exercise control or direction, to the Offer.

        Generally, each of the Locked-Up Shareholders has the right to terminate its Lock-Up Agreement (and withdraw any Common Shares deposited under the Offer) if the Support Agreement is terminated and any required Termination Fee is paid to Osisko, or if there has been a breach or non-performance by the Offeror of a material obligation or covenant contained in the Lock-Up Agreement or any representation or warranty of the Offeror contained in the Lock-Up Agreement is untrue or incorrect in any material respect, where such breach or inaccuracy is reasonably likely to prevent or materially delay consummation of the transactions contemplated by the Lock-Up Agreement.

        Furthermore, certain Locked-Up Shareholders have agreed to, upon Osisko confirming that (i) the Minimum Condition has been met or will be met as a result of the conversion of any Convertible Securities held by such Locked-Up Shareholder and (ii) it is legally obliged to take up and pay for the Common Shares deposited under the Offer which result in Osisko holding not less than 50.1% of the issued and outstanding Common Shares, convert into Common Shares all Convertible Securities currently owned by such Locked-Up Shareholder.

        Each of the Locked-Up Shareholders must deposit or cause to be deposited the Subject Shares under the Offer and thereafter not withdraw its Subject Shares from the Offer, unless pursuant to the terms of the Lock-Up Agreement.

Support Agreement

        The following is a summary only of certain provisions of the Support Agreement. It does not purport to be complete and is subject to, and is qualified in its entirety by, the provisions of the Support Agreement. The Support Agreement has been filed by Osisko and Brett with the securities authorities and is available on SEDAR at www.sedar.com. Capitalized terms used in this section that are not defined in the Glossary have the meanings given such terms in the Support Agreement.

The Offer

        Pursuant to the Support Agreement Osisko agreed to make the Offer, subject to certain terms and conditions, including a condition that the Board of Directors unanimously recommend that Shareholders accept the Offer.

Conditions of the Offer

        The Support Agreement provides that the Offer would be subject to certain conditions, including there being validly deposited under the Offer and not withdrawn as at the Expiry Time such number of Common Shares that constitutes, together with Common Shares held by Osisko, its joint actors and their affiliates, the Minimum Condition. In addition, Osisko may, in its sole discretion, modify or waive any condition or term of the Offer, provided, however, that Osisko shall not, without the prior written consent of Brett, increase the Minimum Condition or decrease the Minimum Condition below 50.1% of the issued and outstanding Common Shares. The conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

Fairness Opinions and Support of the Offer

        Brett represented and warranted that (i) it has received oral confirmation that it will receive the Fairness Opinions which will state that the consideration to be offered to the Shareholders under the Offer is fair, from a financial point of view, to Shareholders (other than the Offeror), which opinions will be attached to the Directors' Circular, and (ii) the Board of Directors had, following consultation with its financial and legal advisors, unanimously determined that the Offer is fair and is in the best interests of Brett and the Shareholders (other than the Offeror); and (iii) the Board of Directors had unanimously resolved to recommend acceptance of the Offer to holders of Common Shares, provided that the Offer is not amended except in accordance with the terms of the Support Agreement.

Compulsory Acquisition and Subsequent Acquisition Transaction

        If, within four (4) months after the date of the Offer, the Offer is accepted by holders of not less than 90% of the outstanding Common Shares, other than any Common Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, as at the Expiry Time, the Offeror shall, to the extent possible, complete a Compulsory Acquisition. If the Offeror takes up any Common Shares under the Offer, but a Compulsory Acquisition is not available, the Offeror covenants and agrees that subject to applicable Laws, it will use its best commercial efforts to complete a Subsequent Acquisition Transaction within 120 days of the Expiry Date, at consideration per Common Share at least equivalent in value to, and in the same form as, the consideration per Common Share offered under the Offer. Subject to applicable Laws, if the Offeror takes up any Common Shares under the Offer, the Company covenants and agrees that it will use its reasonable best efforts to assist the Offeror in connection with a Subsequent Acquisition Transaction. The Company agrees to cooperate fully with the Offeror, including taking all steps and doing all such acts and things, and causing its Subsidiaries to take all steps and to do all such acts and things, if applicable, as may be reasonably requested by the Offeror, in the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction and related post-closing reorganizations.

Outstanding Options and Warrants

        Following the Effective Time, provided that the Offeror has taken-up and paid for Common Shares following satisfaction of the Minimum Condition and received all Regulatory Approvals (which the Offeror agrees to use reasonable commercial efforts to obtain) and subject to compliance with the U.S. Securities Act, to the extent applicable, each Option, which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully vested option (each, a "Replacement Option") to purchase from the Offeror the number of Osisko Common Shares (rounded down to the nearest whole share) equal to: (i) the share exchange ratio under the Offer multiplied by (ii) the number of Common Shares subject to such Option immediately prior to the Effective Time and the portion of an Osisko Common Share that, immediately prior to the Effective Time, has a fair market value equal to $0.0001 cash for each such Common Share that such holder was entitled to receive under the Option. Such Replacement Option shall provide for an exercise price per Osisko Common Share (rounded up to the nearest whole cent) equal to: (i) the exercise price per Common Share otherwise purchasable pursuant to such Option; divided by (ii) the share exchange ratio under the Offer. It was agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Option for which it was exchanged, and shall be governed by the terms of the Stock Option Plan and any certificate or option agreement previously evidencing the Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act. Prior to the Effective Time, the Offeror shall take all corporate action necessary to reserve for issuance a sufficient number of Osisko Common Shares for delivery upon the exercise of the Replacement Options that will be issued.

        The Offer is extended to Common Shares issuable upon the exercise of Options and Warrants that are currently outstanding. No Offer is made by the Offeror for the Options and Warrants. Upon the exercise of any such Warrants after a Subsequent Acquisition Transaction or a Compulsory Acquisition, the holder of any such Warrants shall receive, in lieu of the number of Common Shares otherwise issuable upon such exercise, that number of Osisko Common Shares that such holder would have been entitled to receive as a result of the Offer, if such holder had been the registered holder of the number of Common Shares to which such holder was entitled upon exercise thereof immediately prior to the effective time of a Subsequent Acquisition Transaction or a Compulsory Acquisition.

        To the extent applicable, Brett shall use its commercially reasonable efforts to cause any holder of Options or Warrants who, following the Effective Time, holds Common Shares issued on exercise of Options or Warrants which have not been tendered to the Offer, to vote in favour of any Subsequent Acquisition Transaction.

        The Offeror acknowledges that pursuant to the Stock Option Plan Brett shall, immediately upon receipt of notice of the Offer, notify each holder of Options of full particulars of the Offer, whereupon all Common Shares subject to Options will become vested and the Options may be exercised in whole or in part by the holders of Options so as to permit them to tender the Common Shares received upon such exercise, pursuant to the Offer.

Representations and Warranties

        Brett and Osisko provided customary representations and warranties in the Support Agreement, including those relating to: organization, authority, capitalization, listing, public disclosure filings and financial statements, public disclosure record, no Material Adverse Change, no conflicts or violations, compliance with laws, no litigation, no insolvency, required consents, good and marketable title to material assets, mineral properties, residency, foreign private issuer status and investment company status. In addition, Brett provided other customary representations and warranties in the Support Agreement, including those relating to: options to purchase Common Shares, brokerage fees, conduct of business, licences, books and records, outstanding acquisitions and dispositions, no undisclosed material liabilities, real property, no guarantees or indemnities, no swaps, no shareholder agreement, material contracts, no Officer Obligations other than as disclosed, business in compliance with Laws, employment matters, tax matters, environmental matters, insurance, related party transactions, privacy Laws and no shareholder rights plan.

Conduct of Business

        From the date of the Support Agreement until that agreement is terminated by its terms, Brett agreed to continue to carry on its business in the ordinary course consistent with past practices, except as expressly permitted under the Support Agreement, required by Law, disclosed to Osisko or agreed by Osisko in writing. Without limiting the generality of the foregoing, Brett agreed, subject to the said exceptions, not to (i) amend the organizational documents of Brett or its subsidiaries; (ii) amend its Stock Option Plan or the terms of its outstanding securities; (iii) declare any dividends or make any distributions; (iv) issue or pledge any securities, including securities which qualify as "flow-through shares" as defined in subsection 66(15) of the Tax Act; (v) redeem or repurchase any of its securities; (vi) split, consolidate or reclassify any of its Common Shares; (vii) liquidate or dissolve the Company or any of its subsidiaries; (viii) reorganize, amalgamate or merge the Company or any of its subsidiaries with another Person; (ix) acquire, encumber or divest its equity interest in any other entity; (x) sell or dispose of any assets having a value in excess of $100,000 other than in the ordinary course of business; (xi) acquire another Person or division thereof having a value in excess of $50,000 individually or $100,000 in the aggregate; (xii) incur any indebtedness; (xiii) make capital expenditures in excess of $100,000 individually or $250,000 in the aggregate or commit to same, subject to certain exceptions; (xiv) pay or discharge any claims, subject to certain exceptions; (xv) enter into any hedges, swaps or other financial instruments, subject to certain exceptions; (xvi) enter into, terminate, waive, modify, amend or release any material contract; (xvii) make any changes in financial or tax accounting methods, except as required by GAAP or Laws; (xviii) make any tax election or settle any tax liability; (xix) enter into any related party contracts; (xx) except as otherwise permitted in the Support Agreement, enter into any transaction that might interfere with or be materially inconsistent with the successful completion of the Offer; (xxi) settle any action or proceeding with a value of more than $100,000; or (xxii) authorize or propose any of the foregoing.

        Subject to certain exceptions set out in the Support Agreement, including those summarized below under "Superior Proposal", Brett has agreed to not undertake any reorganization of Brett or its subsidiaries or enter into any transaction or series of transactions, take any action or permit any action that would have the effect of preventing the Offeror from obtaining a full tax cost "bump" pursuant to paragraph 88(1)(d) of the Tax Act in respect of the shares of any affiliates or subsidiaries and other non-depreciable capital property directly owned by Brett on March 21, 2010.

        The Company shall, to the extent the Company has the right to direct the sale of Common Shares owned by Kinross Gold Corporation ("Kinross") contained in section 5 of the Equity Participation Agreement, exercise that right in favour of, and cause such Common Shares to be tendered to, the Offer, but if such rights cannot be complied with without contravening the Equity Participation Agreement, the Company agrees to forego any rights to direct a sale of such Common Shares that it has under Section 5 of the Equity Participation Agreement during the currency of the Offer.

Non-Solicitation

        Brett agreed not to, directly or indirectly:

  (a)
  solicit, assist, initiate, encourage or otherwise facilitate (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries, offers or proposals regarding an Alternative Transaction;

  (b)
  enter into or participate in any discussions or negotiations regarding an Alternative Transaction;

  (c)
  withdraw, modify or qualify (or propose to do so) in a manner adverse to Osisko, the approval or recommendation of the Board of Directors of the Offer;

  (d)
  approve, recommend or remain neutral for longer than five days regarding, or propose publicly to approve, recommend or remain neutral for longer than five days regarding, any Alternative Transaction; or

  (e)
  accept, recommend, approve or enter into any agreement, understanding or arrangement in respect of an Alternative Transaction.

Superior Proposal

        The non-solicitation covenant does not prevent the Board of Directors from entering into an agreement or engaging in discussions or negotiations with or furnishing information to any Person who has made a Superior Proposal. For these purposes, a "Superior Proposal" would be a transaction that results from an unsolicited bona fide, written proposal regarding a transaction that:

  (a)
  did not result from a breach of the non-solicitation requirements contained in the Support Agreement;

  (b)
  involves the acquisition or offer by such Person of all of the outstanding Common Shares or all or substantially all of the consolidated assets of Brett;

  (c)
  the Board of Directors has determined in good faith is funded or in respect of which adequate arrangements (in compliance with applicable Securities Laws) have been made to ensure that the required funds will be available to effect payment in full for all of the Common Shares (on a fully-diluted basis) or assets as the case may be;

  (d)
  would not be subject to any due diligence and/or access condition;

  (e)
  the Board of Directors has determined in good faith (after consultation with its outside legal counsel and receiving an opinion from its financial advisors) that the transaction (x) is reasonably capable of completion without undue delay taking into account all legal, financial, regulatory and other aspects of such transaction and the Person making such transaction, and (y) would, if consummated in accordance with its terms (but not assuming away any risk of non completion) result in a transaction that represents a premium of at least 3% in excess of the value represented by the Offer (including any adjustment to the terms and conditions of the Offer proposed by Osisko pursuant to Osisko' right to match); and

  (f)
  Brett shall have complied with all of the requirements of Osisko' right to match.

Right to Match

        Brett agreed to afford Osisko a five-Business Day "right to match", during which Osisko would have the opportunity to propose to amend the terms of the Support Agreement and the Offer in a manner that would result in an Alternative Transaction not continuing to be a Superior Proposal.

Termination Rights, Expense Reimbursement and Termination Fee

        The Support Agreement may be terminated:

  (a)
  by mutual consent;

  (b)
  either by Osisko or by Brett if any Law makes the making or completion of the Offer or the transactions contemplated by the Support Agreement illegal or otherwise prohibited;

  (c)
  by Osisko prior to the mailing of the Circular if any pre-condition is not satisfied or waived by Osisko at or before mailing the Circular;

  (d)
  by either Osisko or Brett if the Expiry Date does not occur on or prior to the Outside Date, provided that the failure of the Expiry Date to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Support Agreement;

  (e)
  by Brett if (i) Osisko shall not have performed in all material respects any covenant to be performed by it under the Support Agreement, (ii) if any representation or warranty of Osisko that is qualified by materiality or the expression "Material Adverse Effect" is not true or correct or any other representation or warranty of Osisko not so qualified is not true and correct in all material respects (except to the extent such representations and warranties speak as of an earlier date which representations and warranties if not true and correct shall not have been true and correct as of that date), and in any case is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Expiry Time, provided however, any intentional breach shall be deemed to be not curable or (iii) if there has been a Material Adverse Change in respect of Osisko;

  (f)
  by Osisko if (i) Brett shall not have performed in all material respects, any covenant to be performed by it under the Support Agreement or Brett shall have intentionally or knowingly breached, any non-solicitation or right to match covenant, (ii) Brett shall not have performed in all material respects any other covenant to be performed by it under the Support Agreement, (iii) any representation or warranty of Brett that is qualified by materiality or the expression "Material Adverse Effect" is not true or correct or any other representation or warranty of Brett not so qualified is not true and correct in all material respects (except to the extent such representations and warranties speak as of an earlier date which representations and warranties if not true and correct shall not have been true and correct as of that date), and in any case is not curable or, if curable, is not cured by the earlier of the date which is five Business Days from the date of written notice of such breach and the Expiry Time, provided however, that any intentional breach shall be deemed not to be curable;

  (g)
  by Osisko if the Board of Directors shall have: (i) withdrawn, modified, changed or qualified its approval or recommendation of the Offer, (ii) approved or recommended or publicly proposes to approve or recommend an Alternative Transaction or entered into a binding written agreement in respect of an Alternative Transaction (other than a confidentiality agreement permitted regarding a Superior Proposal), or (iii) fails to publicly recommend or reaffirm its approval of the Offer within five Business Days of any written request by Osisko (or, in the event that the Offer shall be scheduled to expire within such five-Business Day period, prior to the scheduled expiry of the Offer);

  (h)
  by Brett if (i) Osisko has not mailed the Circular by April 23, 2010; (ii) the Offer (or any amendment thereto other than as permitted hereunder or any amendment thereof that has been mutually agreed to by the parties) does not conform in all material respects with the conditions to the Offer or any amendment thereof that has been mutually agreed to by the parties and such non conformity is not cured within five Business Days; (iii) the Offer has been terminated, withdrawn or expires without the Common Shares being taken up thereunder or (iv) if Osisko has not taken up and paid for at least 50.1% of the issued and outstanding Common Shares by the Outside Date;

  (i)
  by Brett in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality agreement);

  (j)
  by Osisko if the Minimum Condition is not satisfied or any other condition of the Offer shall not be satisfied or waived at the Expiry Time of the Offer (as such Expiry Time may be extended from time to time by Osisko in its sole discretion);

  (k)
  by either Osisko or Brett, if the Offer terminates or expires at the Expiry Time without Osisko taking up and paying for any of the Common Shares as a result of the failure of any condition to the Offer to be satisfied or waived, unless the failure of such condition shall be due to the failure of the party seeking to terminate the Support Agreement to perform the obligations required to be performed by it under the Support Agreement;

  (l)
  by Osisko, if the Termination Fee becomes payable; or

  (m)
  by Brett, if the Termination Fee becomes payable and payment thereof has been made to Osisko,

        in each case, prior to the Effective Time.

        The Support Agreement provides that a Termination Fee shall be payable if:

  (a)
  Osisko shall have terminated the Support Agreement pursuant to (g) above then Brett shall pay to Osisko, within one Business Day of termination of the Support Agreement, the amount of the Termination Fee to an account designated by Osisko;

  (b)
  Brett shall have terminated the Support Agreement pursuant to (i) above then Brett shall pay Osisko the Termination Fee prior to or concurrently with entering into the definitive agreement relating to the Superior Proposal;

  (c)
  Osisko shall have terminated the Support Agreement pursuant to clause (i) of (f) above on the basis that Brett materially breached the non-solicitation or right to match covenants in the Support Agreement then Brett shall pay Osisko the Termination Fee within one Business Day of such termination;

  (d)
  on or after the date of the Support Agreement and prior to the Expiry Time, an Alternative Transaction is publicly announced or any person has publicly announced an intention to make an Alternative Transaction and such Alternative Transaction either:

  (i)
  has been accepted by the Board of Directors; or

  (ii)
  has not expired, been withdrawn or been publicly abandoned, and

  I.
  the Offer is not completed as a result of either (I) the Minimum Condition not having been met or (II) the sale not having been consummated by the Outside Date, and

  II.
  within twelve months of the termination of the Support Agreement any Person either (I) acquires, directly or indirectly, (A) more than 50% of the issued and outstanding Common Shares, or (B) more than a 50% interest in the Hammond Reef property or (II) enters into a binding commitment to do any of the foregoing;

    in which case the Termination Fee shall be paid to Osisko by Brett on the earliest of the date that an Alternative Transaction is accepted by the Board of Directors or concurrently with such acquisition of such Common Shares or assets;

        Brett will not be obligated to pay the Termination Fee to Osisko more than once even if one or more of the events specified occurs.

5.     Benefits of and Reasons to Accept the Offer

        Shareholders are urged to consider the following factors and benefits in making their decision whether to accept the Offer:

  Significant Premium — The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

  Fairness Opinions — The Brett Independent Committee and Board of Directors have received the Fairness Opinions, that as of the date of the Fairness Opinions and subject to the assumptions, limitations and explanations contained therein, the consideration to be received by the Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders of Brett, other than Osisko and its affiliates.

  Unanimous Recommendation of the Board of Directors — The Board of Directors has unanimously approved and recommended that Shareholders accept the Offer.

  Ability to Advance Hammond Reef to Production — Osisko has the ability both managerially and financially to advance the Hammond Reef gold deposit to production based on construction expertise gained from building its Canadian Malartic project and the associated cash flows once in production which is targeted for the second quarter of 2011.

  Benefits of Combined Production — Osisko's acquisition of Brett would represent a key step towards Osisko becoming a mid-tier gold producer. Osisko forecasts that 2012 production from its Canadian Malartic project will be approximately 688,000 ounces of gold. Brett has a preliminary assessment that indicates potential average production from Hammond Reef of approximately 463,000 ounces of gold per year during years 1 to 6. The production estimates for Hammond Reef are preliminary in nature and have not been subject to a feasibility study. See "Statements Regarding Forward Looking Information".

  Valuation Considerations — Osisko, if combined with Brett, may realize a valuation re-rating as a geographically diversified producer with 1 million ounce gold production potential as it develops its production profile based on the portfolio of properties held by Osisko and Brett.

  Complementary Geopolitically Attractive Regions — The properties of both Osisko and Brett are in mining friendly and geopolitically stable regions of the world. Osisko's Canadian Malartic project is in the Province of Québec and Brett's Hammond Reef gold deposit is in the Province of Ontario.

  Continued Exposure to Properties — Shareholders will continue to enjoy exposure to the upside potential of Brett's properties in particular as Hammond Reef is further explored and advanced towards production, together with exposure to Osisko's Canadian Malartic project which is targeted for production by the second quarter of 2011.

  Experienced Management Team — Shareholders will benefit from the experience and track record of Osisko's management, which has a proven history of successful exploration, permitting, development, construction, and community relations expertise in Canada. Their skills and experience will be used to explore, develop and bring Hammond Reef into production.

  Benefits of a Larger Asset Base — Shareholders will benefit from a larger asset base with expected production and cash flow generation by the second quarter of 2011. This may reduce the risk associated with an investment in Brett by improving the ability to finance the construction of Hammond Reef through cash flow reinvestment.

  Enhanced Liquidity — The Osisko Common Shares are listed on the TSX and trade a significantly larger volume of shares per day than Brett and, upon completion of the Offer, will give the Shareholders greater trading liquidity and exposure to a larger shareholder base.

  Support of Shareholders — All of the directors and officers of Brett have entered into Lock-Up Agreements pursuant to which they have agreed to deposit all Common Shares held by them, representing approximately 5.0% of the Common Shares, subject to the terms and conditions of such agreements, to the Offer. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares.

6.     Purpose of the Offer and Plans for Brett

        The purpose of the Offer is to enable Osisko to acquire all of the Common Shares. If a sufficient number of Common Shares are validly deposited under the Offer and are taken up and paid for by Osisko, Osisko currently intends to carry out a Compulsory Acquisition or a Subsequent Acquisition Transaction to acquire all of the remaining Common Shares not deposited under the Offer. See also "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

        If within four months after the date of the Offer, the Offer has been accepted by Shareholders who, in the aggregate, hold not less than 90% of the issued and outstanding Common Shares as at the Expiry Time, other than Common Shares held at the date of the Offer by or on behalf of Osisko and its affiliates (as such term is defined in the BCBCA), and Osisko acquires or is bound to take up and pay for such deposited Common Shares under the Offer, Osisko may at its option acquire those Common Shares which remain outstanding held by those persons who did not accept the Offer pursuant to a Compulsory Acquisition. If a Compulsory Acquisition is not available, Osisko has agreed to pursue a Subsequent Acquisition Transaction, including by causing one or more special meetings of Shareholders to be called to consider an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction involving Brett and Osisko or an affiliate of Osisko for the purpose of enabling Osisko or an affiliate of Osisko to acquire all Common Shares not acquired pursuant to the Offer. There is no assurance that such acquisitions will be completed, in particular if Osisko acquires less than 66 2/3% of the outstanding Common Shares under the Offer.

        If a Compulsory Acquisition or Subsequent Acquisition Transaction is unavailable, Osisko will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or otherwise, or selling or otherwise disposing of any or all of the Common Shares acquired under the Offer.

        If the Offer is successful, Osisko intends to conduct a detailed review of Brett, including an evaluation of its business, assets, operations, policies, management, personnel and organizational and capital structure to determine what changes would be desirable in light of such review and the circumstances which then exist. If the Offer is successful, and Osisko acquires 100% of the Common Shares on a fully diluted basis, Osisko will consider its various options concerning Brett and its assets and properties, including the possibility of integrating the operations of Brett into the operations of Osisko if desirable in the circumstances having regard to a variety of factors following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction. See "Benefits of and Reasons to Accept the Offer" in Section 4 of the Circular.

        If permitted by applicable Laws, as soon as practicable following the completion of the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, Osisko intends to apply to delist the Common Shares from the TSXV. In addition, if permitted by applicable Laws, Osisko intends to cause Brett to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer. See "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer" in Section 18 of the Circular. See also "Acquisition of Common Shares Not Deposited Under the Offer" in Section 20 of the Circular.

7.     Risks Relating to the Offer

        As Shareholders will acquire Osisko Common Shares as part of the Offer Consideration, Shareholders should consider the risks and uncertainties associated with Osisko and the Offer, including without limitation those set out in this Section 7. Additional risks and uncertainties relating to Osisko are discussed or referred to in the Annual Information Form and the management's discussion and analyses for Osisko incorporated by reference herein and available on SEDAR at www.sedar.com. These risks may not be the only risks faced by Osisko. Risks and uncertainties not presently known by Osisko or which are presently considered immaterial may also adversely affect Osisko's business, results of operations and/or condition (financial or otherwise). Additional risks and uncertainties relating to Brett are discussed or referred to in the documents filed by Brett with the Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

Osisko Common Shares issued in connection with the Offer may have a market value lower than expected

        Osisko is offering to purchase the Common Shares on the basis of 0.34 of an Osisko Common Share and $0.0001 in cash for each Common Share. Therefore, each Shareholder would be entitled to receive 0.34 of an Osisko Common Share as part of the consideration for each Common Share tendered, subject to adjustment for fractional shares. Because the exchange ratio will not be adjusted to reflect any changes in the market value of Osisko Common Shares, the market values of the Osisko Common Shares and the Common Shares at the time of the take up of Common Shares under the Offer may vary significantly from the values at the respective dates of Osisko's announcement of its intention to make an Offer and the Offer and Circular or the date that Shareholders tender their Common Shares. If the market price of the Osisko Common Shares declines, the value of the consideration received by Shareholders will decline as well. Variations may occur as a result of changes in, or market perceptions of changes in, the condition, business, operations or prospects of Osisko, market assessments of the likelihood that the Offer will be consummated, regulatory considerations, general market, social and economic conditions, changes in applicable Laws, political changes, commodity price changes and other factors over which Osisko has no control.

The issuance of a significant number of Osisko Common Shares could adversely affect the market price of Osisko Common Shares after the take up of Common Shares under the Offer

        If all of the Common Shares are tendered to the Offer, a significant number of additional Osisko Common Shares will be available for trading in the public market. Moreover, the overall increase in the number of Osisko Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, Osisko Common Shares. The perceived risk of substantial sales of Osisko Common Shares, as well as any actual sales of such Osisko Common Shares in the public market, could adversely affect the market price of the Osisko Common Shares.

The integration of Osisko and Brett may not occur as planned

        The Offer has been made with the expectation that its successful completion will result in increased gold production and enhanced growth opportunities for the combined company. These anticipated benefits will depend in part on whether Osisko and Brett's operations can be integrated in an efficient and effective manner. Most operational and strategic decisions and certain staffing decisions with respect to the combined company have not yet been made. These decisions and the integration of the two companies will present challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, unanticipated costs, and the loss of key employees. The performance of Brett's operations after completion of the Offer could be adversely affected if the combined company cannot retain selected key employees to assist in the integration and operation of Brett and Osisko.

The acquisition of Brett might not be successfully completed without the possibility of Shareholders exercising dissent and appraisal rights in connection with a Compulsory Acquisition or Subsequent Acquisition Transaction

        In order for Osisko to acquire all of the issued and outstanding Common Shares, it is likely to be necessary, following the completion of the Offer, for Osisko or an affiliate of Osisko to effect a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Compulsory Acquisition or Subsequent Acquisition Transaction may result in Shareholders having the right to dissent and demand payment of the fair value of their Common Shares. If the statutory procedures governing dissent rights are available and are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. There is no assurance that a Compulsory Acquisition or Subsequent Acquisition Transaction can be completed without Shareholders exercising dissent rights in respect of a substantial number of Common Shares.

Osisko has not verified the reliability of the information regarding Brett included in, or which may have been omitted from, the Offer and Circular

        Except as otherwise indicated, Osisko has relied exclusively upon publicly available information and records on file of Brett in connection with the information provided herein. All historical information regarding Brett contained in the Offer and Circular, including all Brett financial information and all pro forma financial information reflecting the pro forma effects of a combination of Brett and Osisko that are derived in part from Brett's financial information, has been derived from Brett's publicly available information. Any inaccuracy or material omission in Brett's publicly available information, including the information about or relating to Brett and its business, prospects, condition (financial and otherwise) and assets contained in the Offer and Circular, could result in unanticipated liabilities or expenses, increase the cost of integrating Brett into Osisko's operations or adversely affect the operational plans or prospects of Osisko or Brett following Osisko's proposed acquisition of Brett, or Osisko's business, assets, results of operations and condition (financial or otherwise) following such acquisition, if successful.

Following the completion of the Offer and prior to the completion of any Compulsory Acquisition or Subsequent Acquisition Transaction, the market and listing for Common Shares not deposited under the Offer may be adversely affected

        The purchase of any Common Shares by Osisko under the Offer will reduce the number of Common Shares that might otherwise trade publicly, as well as the number of Shareholders and, depending on the number of Shareholders depositing and the number of Common Shares purchased under the Offer, successful completion of the Offer would likely adversely affect the liquidity and market value of the remaining Common Shares held by the public. After the purchase of the Common Shares under the Offer, it may be possible for Brett to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any Province of Canada or any other jurisdiction in which it has an insignificant number of Shareholders. See Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer".

        The rules and regulations of the TSXV establish certain criteria that, if not met, could lead to the delisting of the Common Shares from the TSXV. Among such criteria are the number of shareholders, the number of shares publicly held and the aggregate market value of the shares publicly held. Depending on the number of Common Shares purchased under the Offer, it is possible that the Common Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. Additionally, to the extent permitted under applicable Laws and TSXV rules, Osisko intends to cause Brett to apply to delist the Common Shares from the TSXV as soon as practicable after the completion of the Offer or any Compulsory Acquisition or Subsequent Acquisition Transaction. If the Common Shares are delisted and Brett ceases to be a "public corporation" for the purposes of the Tax Act, the Common Shares would cease to be qualified investments for trusts governed by registered retirement savings plans, registered education savings plans, registered retirement income funds, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts. Delisting can also have adverse tax consequences to Non-Resident Shareholders of the Common Shares.

Price and Volatility of Public Stock

        The market price of securities of Osisko has experienced wide fluctuations that may not necessarily be related to the financial condition, operating performance, underlying asset values or prospects of Osisko. It may be anticipated that any market for Osisko Common Shares will be subject to market trends generally and the value of Osisko Common Shares on the TSX may be affected by such volatility.

The enforcement of shareholder rights by Shareholders resident in the United States may be adversely affected by the combination of Brett and Osisko

        The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Osisko is incorporated under the laws of Canada, that Brett is incorporated under the laws of the Province of British Columbia, Canada, and that a majority of the officers and directors of Osisko and Brett are residents of Canada and that the Information Agent and the Depositary, as well as some or all of the experts named in this Offer and Circular, are residents of countries other than the United States, and that all or a substantial portion of the assets of Osisko and Brett and of the above mentioned persons may be located outside of the United States. Shareholders may not be able to sue Osisko, Brett, or their respective officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel Osisko, Brett and their respective affiliates to subject themselves to a US court's judgment.

Osisko believes it has been a PFIC for U.S. federal income tax purposes in prior taxable years but this factual determination is made annually and could change in the future.

        If Osisko were a passive foreign investment company ("PFIC") for U.S. federal income tax purposes, or if it were to became a PFIC in future taxable years, this could result in material adverse U.S. federal income tax consequences for a U.S. holder (as defined below under the heading "Certain U.S. Federal Income Tax Considerations") of Osisko Common Shares, including having gains realized on the sale of the Osisko Common Shares treated as ordinary income rather than as capital gains, and having potentially punitive interest charges apply to those gains as well as to certain other distributions made by Osisko. Further, in the event Osisko were to be or become a PFIC, certain non-corporate U.S. holders would not be eligible for the preferential tax rates on dividends paid by qualified foreign corporations, as discussed below under the heading "Certain U.S. Federal Income Tax Considerations". For a more detailed discussion of the consequences of Osisko being classified as a PFIC, including discussion of certain elections which, if available, could mitigate some of the adverse consequences described above, see below under the heading "Certain United States Federal Income Tax Considerations — Ownership of Osisko Common Shares Received in the Offer — Considerations Relating to Passive Foreign Investment Company Rules".

Additional Risk Factors

        In assessing the Offer, Shareholders should also carefully review the risks and uncertainties described in Osisko's Annual Information Form and its management's discussion and analyses incorporated by reference herein and filed with certain Canadian securities regulatory authorities. In addition, Brett may be subject to risks and uncertainties that may or may not be applicable or material to Osisko at the present time, but that may apply to Osisko following its acquisition of Brett, if successful. Risk factors relating to Brett can be found in Brett's most recent annual information form and management's discussion and analysis filed with certain Canadian securities regulatory authorities and available on SEDAR at www.sedar.com.

8.     Source of Offer Consideration

        Osisko will issue the Offer Consideration to or for the account of Shareholders who tender their Common Shares under the Offer. Fractional Osisko Common Shares will not be issued. Where a Shareholder is entitled to receive Osisko Common Shares as consideration under the Offer and the aggregate number of Osisko Common Shares to be issued to such Shareholder would result in a fraction of an Osisko Common Share being issuable, the number of Osisko Common Shares to be received by or for the account of such Shareholder will be rounded down to the nearest whole number. Cash will not be paid in lieu of any fractional Osisko Common Shares in any circumstances whatsoever. Any cash consideration owing to a Shareholder pursuant to the Offer will be rounded up to the next whole cent.

        In the event that all issued and outstanding Common Shares, including any Common Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time upon the conversion, exchange or exercise of Convertible Securities, are tendered to the Offer and are taken up and paid for by the Offeror, the cash consideration payable to such tendering Shareholders would be approximately $12,000. The Offeror intends to pay for the Common Shares with cash on hand. The Offeror's obligation to purchase the Common Shares tendered to the Offer is not subject to any financing condition.

        Osisko will pay certain expenses associated with the Offer including, without limitation, Osisko's legal fees, accounting fees, fees of other advisors, fees and expenses payable to the Information Agent, the Depositary, the TSX in connection with the additional listing of the Osisko Common Shares to be issued as consideration for Common Shares deposited under the Offer, regulatory filing fees and printing and mailing costs.

9.     Summary Historical and Unaudited Pro Forma Consolidated Financial Information

        The tables set out below include a summary of (i) Osisko's historical consolidated financial information as at and for the fiscal years ended December 31, 2009 and 2008 and (ii) unaudited pro forma consolidated financial information for Osisko as at and for the fiscal year ended December 31, 2009. The historical financial information of Osisko as at and for the fiscal years ended December 31, 2009 and 2008 has been derived from Osisko's audited consolidated financial statements, which is incorporated by reference herein and is available under Osisko's profile on SEDAR at www.sedar.com. The historical financial information for Brett as at and for the fiscal years ended August 31, 2009 and 2008 has been derived from Brett's audited financial statements, which can be found under the Brett profile on SEDAR at www.sedar.com. See note 1 of the unaudited pro forma consolidated financial statements attached as Schedule "A" hereto for information as to how the pro forma consolidated financial statements were derived.

        The summary unaudited pro forma consolidated financial statement information set forth below should be read in conjunction with the unaudited pro forma consolidated financial statements of Osisko and the accompanying notes thereto attached as Schedule "A" to the Offer and Circular. The summary unaudited pro forma consolidated financial statement information for Osisko gives effect to the proposed acquisition of Brett as if such acquisition had occurred as at December 31, 2009 for the purposes of the pro forma consolidated balance sheet information and as at January 1, 2010 and January 1, 2009 for the purposes of the pro forma consolidated statements of operations and comprehensive loss for the fiscal year ended December 31, 2009. In preparing the unaudited pro forma consolidated financial statement information, management of Osisko has made certain assumptions that affect the amounts reported in the unaudited pro forma consolidated financial statement information. The summary unaudited pro forma consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the transaction contemplated by the Offer will differ from the pro forma information presented below. In preparing the unaudited pro forma consolidated financial statements a review was undertaken by management of Osisko to identify accounting policy differences where the impact was potentially material and could be reasonably estimated. Further accounting differences may be identified after consummation of the proposed acquisition, if successful. To the knowledge of Osisko, the significant accounting policies of Brett conform in all material respects to those of Osisko. Any potential synergies that may be realized after consummation of the transaction have been excluded from the unaudited pro forma consolidated financial statement information. The unaudited pro forma consolidated financial statement information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Osisko and accompanying notes included in Schedule "A" to the Offer and Circular.

 Summary of Pro Forma Consolidated Financial Information for Osisko
(amounts expressed in thousands of dollars, except per share amounts)
(unaudited)

For the year ended December 31, 2009
$
Consolidated Statement of Operations and Comprehensive Loss
Expenses	25,004
Future income tax recovery	(2,840)
Net loss for the year	(22,164)
Net loss per share — Basic and Diluted	(0.07)

As at December 31, 2009
$
Consolidated Balance Sheet
Cash and cash equivalents	724,343
Short-term investments	84,069
Restricted cash	26,894
Cash collateral investments	5,452
Other current assets	38,667
Investments	5,732
Mining assets	939,174

Total assets	1,824,331

Current liabilities	64,188
Long-term liabilities	276,141
Shareholders' Equity	1,484,002

Total liabilities and shareholders' equity	1,824,331

Number of common shares outstanding (thousands)	377,495

 Summary of Consolidated Financial Information for Osisko
(amounts expressed in thousands of dollars, except per share amounts)

	For the year ended
	December 31, 2009	December 31, 2008
	$	$
Consolidated Statements of Operations and Comprehensive Income (Loss)
Expenses	22,770	3,013
Loss before income taxes	(22,770)	(3,013)
Future income tax recovery	(2,016)	(4,476)
Net income (loss) for the year	(20,754)	1,463
Net income (loss) per share — Basic and Diluted	(0.08)	0.01

	As at December 31, 2009	As at December 31, 2008
	$	$
Consolidated Balance Sheets
Assets	1,338,773	318,192
Liabilities	226,471	50,923
Shareholders' Equity	1,112,302	267,269

Summary of Consolidated Financial Information for Brett
(amounts expressed in thousands of dollars, except per share amounts)

	For the year ended
	August 31, 2009	August 31, 2008
	$	$
Consolidated Statements of Operations and Comprehensive Loss
Expenses	2,234	1,178
Loss before income taxes	(2,234)	(1,178)
Future income tax recovery	(824)	—
Net loss for the year	(1,410)	(1,178)
Net loss per share — Basic and Diluted	(0.02)	(0.03)

	As at August 31, 2009	As at August 31, 2008
	$	$
Consolidated Balance Sheets
Assets	47,452	35,355
Liabilities	1,151	541
Shareholders' Equity	46,301	34,814

10.   Certain Information Concerning Osisko and its Shares

Authorized and Outstanding Share Capital

        The authorized share capital of Osisko consists of an unlimited number of Osisko Common Shares. As of April 9, 2010, there were 336,603,705 Osisko Common Shares issued and outstanding. As of April 9, 2010, stock options to acquire an additional 9,647,832 Osisko Common Shares and warrants to acquire an additional 8,100,000 Osisko Common Shares, were outstanding. Assuming the exercise of all of the outstanding stock options and warrants, the issued and outstanding Osisko Common Shares on a fully diluted basis would be, as of April 9, 2010, 354,351,537 Osisko Common Shares.

        Holders of Osisko Common Shares are entitled to receive notice of any meetings of shareholders of Osisko, and to attend and to cast one vote per Osisko Common Share at all such meetings. Holders of Osisko Common Shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the Osisko Common Shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Osisko Common Shares are entitled to receive on a pro rata basis such dividends on such Osisko Common Shares, if any, as and when declared by the board of directors of Osisko at its discretion from funds legally available therefore and, upon liquidation, dissolution or winding up of Osisko, are entitled to receive on a pro rata basis the net assets of Osisko after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro rata basis with the holders of Osisko Common Shares with respect to dividends or liquidation. The Osisko Common Shares do not carry any pre-emptive, subscription, redemption, retraction, surrender or conversion or exchange rights, nor do they contain any sinking or purchase fund provisions.

        Details concerning the stock options of Osisko are set out in Osisko's Annual Information Form and its most recent management's discussion and analysis for the year ended December 31, 2009, each of which is incorporated by reference herein and is available under the Osisko profile on SEDAR at www.sedar.com.

        The following table sets forth the number of currently outstanding Osisko Common Shares and the number expected to be outstanding upon completion of the Offer, based on certain assumptions as set out in the notes to the pro forma consolidated financial statements of Osisko attached as Schedule "A" hereto:

PRO FORMA OSISKO COMMON SHARES OUTSTANDING AND OWNERSHIP

	Number of Osisko Common Shares	% Upon Completion of the Offer
	(in thousands)
Existing Osisko Common Shares (as of April 9, 2010)	336,604	89.17%
Osisko Common Shares to be Issued to Existing Brett Shareholders (as of April 9, 2010)	40,891	10.83%

Consolidated Capitalization

        The following table sets forth Osisko's consolidated capitalization as at December 31, 2009, adjusted to give effect to any material changes (if any) in the share capital of Osisko since December 31, 2009 and further adjusted to give effect to the Offer. The table should be read in conjunction with the unaudited pro forma consolidated financial statements and notes attached hereto, the audited consolidated financial statements of Osisko for the years ended December 31, 2009 and 2008, including the notes thereto, and management's discussion and analysis thereof and the other financial information contained in or incorporated by reference in this Offer and Circular.

	As at December 31, 2009	As at December 31, 2009 After Giving Effect to the Offer
Osisko Common Shares and warrants	$1,122,100	$1,493,800
Contributed Surplus	$24,272	$24,272
Equity component of convertible debenture	$11,036	$11,036
Deficit	$(45,106)	$(45,106)
Total Capitalization	$1,112,302	$1,484,002

Distributions of Osisko Common Shares

        Except as listed below, there have been no Osisko Common Shares and securities convertible into Osisko Common Shares issued by Osisko in the twelve-month period preceding the date of the Offer:

Date Issued	Number of Securities Issued		Issuance/Exercise Price Per Security ($)
April 15, 2009	950	(3)	5.45
April 16, 2009	410,000	(3)	2.00
April 21, 2009	200,000	(1)	5.20
April 27, 2009	450,000	(3)	2.00
April 27, 2009	2,400	(2)	3.125
April 28, 2009	33,333	(2)	2.20
April 29, 2009	325,000	(3)	2.00
May 1, 2009	35,000	(2)	3.125
May 4, 2009	164,719	(9)	5.72
May 5, 2009	185,000	(3)	2.00
May 7, 2009	727,050	(3)	2.00
May 8, 2009	2,180,000	(3)	2.00
May 8, 2009	5,000	(2)	2.20
May 11, 2009	6,700	(3)	2.00
May 13, 2009	200,000	(1)	5.88
May 20, 2009	5,000	(2)	1.97
June 2, 2009	102,200	(2)	3.125
June 5, 2009	425	(3)	5.45
June 18, 2009	2,500	(2)	2.20
June 19, 2009	33,334	(2)	2.20
June 26, 2009	13,756	(4)	5.35
June 26, 2009	1,216,000	(5)	8.75
June 30, 2009	375,000	(1)	6.72
July 2, 2009	14,765	(4)	6.87688
July 2, 2009	5,000	(2)	5.325
July 3, 2009	5,000	(2)	5.325
July 15, 2009	10,000	(2)	5.325
July 20, 2009	5,000	(2)	2.20
July 30, 2009	2,200	(3)	5.45
August 17, 2009	200,000	(2)	0.10
August 18, 2009	3,334	(2)	2.20
August 20, 2009	100,000	(2)	3.125
August 28, 2009	100	(3)	5.45
August 31, 2009	50	(3)	5.45
August 31, 2009	1	(3)	7.90
September 1, 2009	21,361,250	(6)	7.00
September 1, 2009	10,000	(2)	5.325
September 8, 2009	8,334	(2)	2.20
September 8, 2009	5,000	(2)	4.18
September 10, 2009	25,000	(2)	2.20
September 15, 2009	3,333	(2)	2.20
September 16, 2009	1,000	(2)	3.125
September 17, 2009	50,000	(2)	3.125
September 21, 2009	2,500	(2)	3.125
September 21, 2009	2,000	(2)	2.20

Date Issued	Number of Securities Issued		Issuance/Exercise Price Per Security ($)
September 24, 2009	7,000,000	(7)	10.75
September 24, 2009	6,000	(3)	5.45
September 30, 2009	200,000	(2)	3.125
October 1, 2009	500,000	(2)	5.50
October 1, 2009	600,000	(2)	3.125
October 5, 2009	13,333	(2)	5.20
October 5, 2009	15,487	(4)	8.183
October 7, 2009	200,000	(2)	3.125
October 8, 2009	91,000	(3)	5.45
October 9, 2009	10,000	(2)	3.125
October 14, 2009	300,000	(2)	5.46
October 15, 2009	200,000	(2)	3.125
October 16, 2009	200,000	(2)	3.125
October 16, 2009	1,000	(3)	5.45
October 19, 2009	10,000	(2)	2.20
October 22, 2009	12,500	(3)	5.45
October 26, 2009	14,700	(2)	3.125
October 29, 2009	10,000	(2)	3.125
October 30, 2009	15,300	(2)	3.125
November 2, 2009	52,600	(2)	3.125
November 3, 2009	20,400	(2)	3.125
November 4, 2009	4,400	(2)	3.125
November 5, 2009	7,600	(2)	3.125
November 5, 2009	2,875,000	(1)	7.80
November 9, 2009	$75 million senior non- guaranteed debenture	(8)	9.18
November 9, 2009	80,000	(3)	5.45
November 13, 2009	600,000	(3)	5.45
November 15, 2009	5,015,489	(3)	7.90
November 16, 2009	13,333	(2)	2.20
November 16, 2009	1,018,200	(3)	5.45
November 17, 2009	42,453,831	(3)	5.45
November 18, 2009	10,000	(2)	2.20
November 19, 2009	11,000	(2)	5.88
November 25, 2009	5,000	(2)	4.18
November 25, 2009	250,000	(10)	8.30
December 9, 2009	25,000	(2)	4.18
December 17, 2009	7,500	(2)	5.325
December 18, 2009	2,500	(2)	5.325
December 18, 2009	335,290	(5)	11.30
December 21, 2009	10,000	(2)	2.20
December 22, 2009	5,000	(2)	4.18
December 31, 2009	103,784	(11)	7.87
January 4, 2010	17,469	(4)	8.36
January 11, 2010	15,000	(2)	2.20
January 18, 2010	30,000	(2)	2.20
February 12, 2010	10,000	(2)	2.20
February 15, 2010	160,000	(1)	8.70

Date Issued	Number of Securities Issued		Issuance/Exercise Price Per Security ($)
February 17, 2010	5,000	(2)	2.20
March 2, 2010	10,000	(2)	2.20
March 4, 2010	33,334	(2)	2.20
March 8, 2010	23,334	(2)	2.20
March 19, 2010	5,000	(2)	4.18
March 31, 2009	167,476	(11)	8.2817

Notes:

(1)
Issuance of options.

(2)
Issuance of common shares upon exercise of options.

(3)
Issuance of common shares upon exercise of warrants.

(4)
Issuance of common shares pursuant to Osisko's share purchase plan.

(5)
Issuance of common shares pursuant to a private placement of flow-through common shares.

(6)
Issued pursuant to a public offering of common shares.

(7)
Issuance of Warrants, exercisable up to September 24, 2014 at price of $10.75.

(8)
Senior non-guaranteed debenture convertible into Osisko Common Shares at a price of $9.18 and carrying an interest rate of 7.5%.

(9)
Interest payment to Fonds de solidarité.

(10)
Donation to McGill University.

(11)
Interest payment to SGF Mines Inc.

Dividend and Dividend Policy

        Payment of dividends by Osisko is contractually restricted by lending agreements. Osisko has not paid any dividends on its outstanding Osisko Common Shares since the date of its incorporation. The board of directors of Osisko, from time to time, on the basis of many factors, including Osisko's earnings, operating results, financial condition and anticipated cash needs may consider paying dividends in the future when its operational circumstances permit.

Price Range and Trading Volumes of the Osisko Common Shares

        The Osisko Common Shares are listed and posted for trading on the TSX under the symbol "OSK". The following table sets forth, for the periods indicated, the reported monthly high and low daily trading prices and the aggregate volume of trading of the Osisko Common Shares on the TSX during the past twelve months:

Month	High	Low	Volume
	$	$
2009
April	6.10	4.91	35,171,864
May	7.22	5.43	31,994,899
June	7.55	6.25	35,310,867
July	7.15	6.14	24,477,953
August	7.70	6.77	54,035,957
September	9.24	6.88	71,850,547
October	8.34	6.90	34,745,819
November	8.55	7.01	71,638,566
December	9.06	7.80	32,886,391
2010
January	8.74	7.80	23,258,708
February	8.95	7.81	20,210,961
March	9.22	8.23	36,478,578
April 1 - 9	9.38	8.81	6,112,746

        The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Share prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

        Pursuant to Lock-Up Agreements entered into with each of the officers and directors of Brett, each such Shareholder has agreed to deposit under the Offer and not withdraw, subject to certain conditions, Common Shares representing in the aggregate 5.0% of the issued and outstanding Common Shares. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Common Shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Common Shares. See Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements".

11.   Documents Incorporated by Reference

        The following documents of Osisko, filed with the various securities commissions or similar regulatory authorities in certain of the Provinces of Canada, are specifically incorporated by reference into and form an integral part of the Offer and Circular:

  (a)
  the Annual Information Form for the fiscal year ended December 31, 2009 dated March 30, 2010;

  (b)
  the management information circular of Osisko dated May 21, 2009 prepared in connection with the annual meeting of shareholders of Osisko held on June 30, 2009;

  (c)
  the audited consolidated financial statements of Osisko and the notes thereto as at December 31, 2009 and 2008 and for each of the fiscal years ended December 31, 2009 and 2008, together with the report of the auditors thereon, and management's discussion and analysis relating thereto;

  (d)
  the material change report of Osisko dated March 26, 2010 regarding Osisko's announcement of its intention to make the Offer for Brett; and

  (e)
  the material change report of Osisko dated March 30, 2010 regarding Osisko's announcement of an updated reserve and resource at the Canadian Malartic project.

        Information has been incorporated by reference in the Offer and Circular from documents filed with certain securities commissions or similar regulatory authorities in Canada. Copies of these documents may be obtained on request without charge from the Corporate Secretary of Osisko at 1100 De La Gauchetière Ouest, Bureau 300, C.P. 211, Montréal, Québec H3B 2S2, Telephone: (514) 735-7131 or may be obtained under the Osisko profile on SEDAR at www.sedar.com.

        All material change reports (excluding confidential reports), financial statements (including any report of the auditor, where applicable), management's discussion and analysis, annual information forms, information circulars and business acquisition reports filed by Osisko with securities commissions or similar regulatory authorities in the Provinces of Canada after the date of the Circular and before the Expiry Time shall be deemed to be incorporated by reference into the Offer and Circular. Other than the announcement of the Offer, Osisko is not aware of any information that indicates any material change in the affairs of Osisko since the date of the last published financial statements of Osisko.

        Any statement contained in the Offer and Circular or a document incorporated or deemed to be incorporated by reference in the Offer and Circular shall be deemed to be modified or superseded for purposes of the Offer and Circular to the extent that a statement contained in the Offer and Circular or in any other subsequently filed document that also is or is deemed to be incorporated by reference in the Offer and Circular modifies or supersedes such statement. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. Any statement so modified or superseded shall not be deemed to constitute a part of the Offer and Circular, except as so modified or superseded.

        Information contained in or otherwise accessed through Osisko's website, www.osisko.com, or any other website does not form part of the Offer and Circular (other than information incorporated by reference herein). All such references to Osisko's website are inactive textual references only.

12.   Ownership of and Trading in Shares of Brett

        None of Osisko or any of its directors or officers or, to the knowledge of Osisko after reasonable enquiry: (a) any associate or affiliate of such directors or officers, (b) any other insider of Osisko and any associate or affiliate of such person, or (c) any associate, affiliate or person or company acting jointly or in concert with Osisko, beneficially owns, directly or indirectly, or exercises control or direction over any of the securities of Brett.

        To the knowledge of Osisko, no person beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights associated with the issued and outstanding Common Shares, other than the following:

Name of Shareholder	Type of Ownership or Control	Number of Common Shares Held	% of the Outstanding Common Shares
Kinross Gold Corporation	Direct Ownership	17,095,313	15.95%

        To the knowledge of Osisko based on insider reports publicly filed by directors and officers of Brett on SEDI, as of April 9, 2010 the directors and officers of Brett and its subsidiaries as a group, beneficially owned, directly or indirectly, or exercised control or direction over approximately 5,275,833 Common Shares, representing approximately 5.0% of the outstanding Common Shares.

        During the six month period preceding the date of the Offer, no Common Shares have been traded by Osisko or any of its directors or officers, or, to the knowledge of Osisko and Osisko's directors and officers after reasonable inquiry: (a) any associate or affiliate of a director or officer of Osisko; (b) any other insider of Osisko and any associate or affiliate of such person; or (c) any associate, affiliate or person or company acting jointly or in concert with Osisko.

13.   Commitments to Acquire Shares of Brett

        Except pursuant to the Offer and the Lock-Up Agreements, neither Osisko nor any of its directors or officers or, to the knowledge of Osisko, after reasonable enquiry, any associate or affiliate of any such director or officer, any other insider of Osisko and any associate or affiliate of such person, or any person or company acting jointly or in concert with Osisko or its associates or affiliates, has entered into any commitments to acquire any securities of Brett, except as otherwise disclosed in the Offer and Circular.

14.   Arrangements, Agreements or Understandings

        Except for the Lock-Up Agreements (described above under Section 4 of the Circular, "Agreements Relating to the Offer — Lock-Up Agreements") or as otherwise disclosed in the Offer and Circular, there are (a) no agreements, commitments or understandings made or proposed to be made between Osisko and any of the directors or officers of Brett; and (b) no agreements, commitments or understandings, formal or informal, between Osisko and any securityholder of Brett with respect to the Offer, or between Osisko and Brett or between Osisko and any other person or company with respect to any securities of Brett in relation to the Offer.

15.   Benefits from the Offer

        To the knowledge of Osisko, there are no direct or indirect benefits of accepting or refusing to accept the Offer, that will accrue to any director or officer of Brett, to any associate or affiliate of a director or officer of Brett or to the knowledge of Osisko, after reasonable enquiry, to any associate or affiliate of Brett, any person or company holding more than 10% of any class of equity securities of Brett or its associates or affiliates, to any other insider of Brett or its associates or affiliates, or to any person or company acting "jointly or in concert" with Brett, other than those that will accrue to Shareholders generally, other than as set out above under Section 14 "Arrangements, Agreements or Understandings" of the Circular. Certain Options that are exercisable for Common Shares that are not currently exercisable for Common Shares may become exercisable for Common Shares upon the completion of the Offer and certain officers or employees of Brett may be entitled to additional compensation or benefits under employment or management contracts in connection with the completion of the Offer.

16.   Material Changes and Other Information Concerning Brett

        Osisko has no information that indicates that any material change in the affairs of Brett has occurred since the date of the last published financial statements of Brett, other than the making of this Offer by Osisko and such other material changes as have been publicly disclosed by Brett. Osisko has no knowledge of any material fact concerning securities of Brett that has not been generally disclosed by Brett or any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

17.   Certain Information Concerning Brett and its Shares

Authorized and Outstanding Capital

        Based on publicly available information, the authorized share capital of Brett is comprised of an unlimited number of Common Shares. As of April 5, 2010, there were 107,200,539 Common Shares issued and outstanding,

        Osisko understands that as at April 5, 2010, based on publicly available information, Brett had Options outstanding which, if exercised on that date, would give rise to the issuance of 7,891,501 Common Shares and Warrants outstanding which, if exercised on that date, would give rise to the issuance of 5,175,855 Common Shares.

Dividends and Dividend Policy

        Based solely on publicly available information, Brett has never declared or paid any dividends since the date of its incorporation. According to publicly available information, there are no restrictions that could prevent Brett from paying dividends. Dividends, if any, are payable to holders of Common Shares out of profits and surplus available for dividends, on declaration by the Board of Directors from time to time.

Price Range and Trading Volumes of the Common Shares

        The Common Shares are listed and posted for trading on the TSXV under the symbol "BBR". The following table sets forth, for the periods indicated, the reported monthly high and low daily trading prices and the aggregate volume of trading of the Common Shares on the TSXV during the past twelve months:

Month	High	Low	Volume
	$	$
2009
October	1.31	1.02	4,963,900
November	1.79	1.08	7,488,433
December	1.90	1.58	5,472,476
2010
January	2.40	1.85	6,981,818
February	2.16	1.80	5,772,313
March	3.02	1.85	35,635,019
April 1 - 9	3.18	2.95	2,391,007

        The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Common Shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko Common Share on the TSX on that same date, which was the last trading day for the Common Shares prior to Osisko's announcement of its intention to make an Offer. The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

18.   Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer

        The purchase of Common Shares by Osisko under the Offer will reduce the number of Common Shares that might otherwise trade publicly and may reduce the number of holders of Common Shares and, depending on the number of Common Shares purchased by Osisko under the Offer, could adversely affect the liquidity and market value of the remaining Common Shares held by the public.

        The rules and regulations of the TSXV establish certain criteria that, if not met, could, upon successful completion of the Offer, lead to the delisting of Common Shares from the TSXV. Among such criteria are the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares publicly held. Depending upon the number of Common Shares purchased under the Offer, it is possible the Common Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Common Shares could be delisted on the TSXV and this could, in turn, adversely affect the market or result in a lack of an established market for the Common Shares. If the Common Shares are delisted from the TSXV, the extent of the public market for the Common Shares and the availability of price or other quotations would depend upon the number of Shareholders, the number of Common Shares publicly held and the aggregate market value of the Common Shares remaining at such time, the interest in maintaining a market in Common Shares on the part of securities firms, whether Brett remains subject to public reporting requirements in Canada and other factors. If permitted by applicable Laws, Osisko intends to cause Brett to apply to delist the Common Shares from the TSXV as soon as practicable after completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction.

        After the purchase of the Common Shares under the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Brett may cease to be subject to the public reporting and proxy solicitation requirements and the securities Laws of certain Provinces of Canada. Furthermore, it may be possible for Brett to request the elimination of the public reporting requirements of any Province or jurisdiction where a small number of Shareholders reside. In addition, Osisko intends to cause Brett to seek to obtain relief from its continuous disclosure obligations under applicable securities Laws pending the completion of any Compulsory Acquisition or any Subsequent Acquisition Transaction. If permitted by applicable Laws, subsequent to the completion of the Offer and any Compulsory Acquisition or any Subsequent Acquisition Transaction, Osisko intends to cause Brett to cease to be a reporting issuer under the securities Laws of each Province of Canada in which it is a reporting issuer and to cease to have public reporting obligations in any other jurisdiction where it may have such obligations.

19.   Regulatory Matters

        Except as discussed below, to the knowledge of Osisko, no authorization, consent or approval of, or filing with, any public body, court or authority is necessary on the part of Osisko for the consummation of the transactions contemplated by the Offer, except for such authorizations, consents, approvals and filings the failure to obtain or make which would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by the Offer. In the event that Osisko becomes aware of other requirements, it will make reasonable commercial efforts to obtain such approval at or prior to the Expiry Time, as such time may be extended.

Competition Laws

        Based upon an examination of publicly available information relating to the business of Brett, Osisko does not expect the Offer, the Compulsory Acquisition or the Subsequent Acquisition Transaction, as applicable, to give rise to material competition/antitrust concerns in any jurisdiction. However, Osisko cannot be assured that no such concerns will arise.

Canadian Securities Laws

        The distribution of the Osisko Common Shares under the Offer is being made pursuant to statutory exemptions from the prospectus and dealer registration requirements under applicable Canadian securities Laws. While the resale of Osisko Common Shares issued under the Offer is subject to restrictions under the securities Laws of certain Canadian Provinces and Territories, Shareholders in such Provinces and Territories generally will be able to rely on statutory exemptions from such restrictions.

Information for United States Shareholders

        The Offer and Circular have been prepared in accordance with Canadian disclosure requirements, which differ from those in the United States. The financial statements and other financial information incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles that are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements and other financial information of United States companies. Information regarding minerals described or incorporated by reference in the Offer and Circular have been prepared in accordance with Canadian requirements, which differ significantly from those of the SEC. Minerals described or incorporated by reference in the Offer and Circular may be classified as "indicated resources" and "inferred resources" under NI 43-101. While such terms are recognized and required by Canadian regulations, the SEC does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource as defined under NI 43-101 will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves nor that part or all of an inferred resource exists, or is economically or legally minable.

        A registration statement on Form F-8 has been filed with the SEC registering the Osisko Common Shares in connection with their offer and sale to Shareholders pursuant to the Offer as required by the U.S. Securities Act. The resale of Osisko Common Shares by persons that are not affiliates (as defined in Rule 144 under the U.S. Securities Act) of Osisko will not be required to be registered in the United States. However, Osisko Common Shares acquired by affiliates (as defined in Rule 144 under the U.S. Securities Act) of Osisko may be resold only in a transaction registered under the U.S. Securities Act, or in accordance with the requirements of Rule 144 or another exemption from the registration requirements of the U.S. Securities Act, or in an offshore transaction not subject to those requirements.

        This document does not constitute a registration statement covering resales of securities by persons who are otherwise restricted from selling their shares under the U.S. Securities Act.

        The Offer is being made in compliance with applicable Canadian and U.S. rules governing take-over bids and tender offers, respectively, or applicable exemptions therefrom. Pursuant to Section V.D. of the Form F-8 instructions, Osisko is exempt from having to file a Tender Offer Statement on Schedule TO to comply with the requirements of the U.S. Exchange Act.

        United States holders of Common Shares are urged to consult their legal advisers to determine the extent of all applicable resale provisions.

20.   Acquisition of Common Shares Not Deposited Under the Offer

        It is Osisko's current intention that if it takes up and pays for Common Shares deposited pursuant to the Offer, it will enter into one or more transactions to enable Osisko or an affiliate of Osisko to acquire all remaining Common Shares not acquired pursuant to the Offer. There is no assurance that such transaction will be completed, in particular if Osisko acquires less than 66 2/3% of the outstanding Common Shares under the Offer.

Compulsory Acquisition of Common Shares

        If, within four months after the date of the Offer, the Offer is accepted by holders of not less than 90% of the outstanding Common Shares, other than any Common Shares held at the date of the Offer by or on behalf of the Offeror or an affiliate or associate of the Offeror, as at the Expiry Time, the Offeror shall, to the extent possible, acquire (a "Compulsory Acquisition") the remainder of the Common Shares from those Shareholders who have not accepted the Offer (the "Dissenting Shareholders") pursuant to Section 300 of the Business Corporations Act (British Columbia).

        To exercise such statutory right, Osisko must send notice (the "Offeror's Notice") to each Dissenting Shareholder of such proposed acquisition within five months after the date of the Offer. If the Offeror's Notice is sent to a Dissenting Shareholder, Osisko is entitled and bound to acquire all of the Common Shares of that Dissenting Shareholder for the same consideration and on the same terms contained in the Offer unless the Supreme Court of the Province of British Columbia orders otherwise on an application made by the Dissenting Shareholder within two months after the date of the Offeror's Notice. Pursuant to any such application, the Court may fix the price and terms of payment for the Common Shares held by the Dissenting Shareholder and make such orders as the Court considers appropriate.

        If an Offeror's Notice is sent, Osisko must (i) if the Supreme Court has not made any order, no earlier than two months after the date of the Offeror's Notice, or (ii) if an application to the Court by the Dissenting Shareholder is pending, at any time after the application has been disposed of, send a copy of the Offeror's Notice to Brett and pay or transfer to Brett the amount or other consideration that Osisko would have had to pay or transfer to the Dissenting Shareholder for the Dissenting Shareholder's Common Shares. Any such amount or other consideration received by Brett for the Common Shares shall be held by Brett in trust for the Dissenting Shareholders and any amount shall be paid into a separate account at a bank or other savings institution and any other consideration so received must be held by Brett or placed by Brett in the custody of a trustee approved by the Court. On receiving the copy of the Offeror's Notice and the amount or other consideration representing the price payable for the Common Shares referred to in the Offeror's Notice, Brett will be required to register Osisko as a Shareholder with respect to those Common Shares subject to the Offeror's Notice.

        If an Offeror's Notice is not sent by Osisko within one month of being entitled to do so, Osisko must send a notice to each Dissenting Shareholder stating that the Dissenting Shareholder, within three months of receiving such notice, may require Osisko to acquire the Dissenting Shareholder's Common Shares on the same terms and for the same consideration as the Common Shares acquired under the Offer.

        The foregoing is a summary only of the statutory right of Compulsory Acquisition which may become available to Osisko and is qualified in its entirety by the provisions of Section 300 of the BCBCA. See Section 300 of the BCBCA for the full text of the relevant statutory provisions. Section 300 of the BCBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about those provisions of the BCBCA should consult their legal advisors.

Subsequent Acquisition Transaction

        If Osisko takes up and pays for Common Shares validly deposited under the Offer and a Compulsory Acquisition is not available, Osisko has agreed to use its best commercial efforts to pursue other means of acquiring the remaining Common Shares not tendered to the Offer whether by amalgamation, statutory arrangement, amendement to Brett's notice of articles, share consolidation, capital reorganization or other transaction involving Brett and Osisko and/or one or more affiliates of Osisko (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. The consideration to be paid to Shareholders pursuant to any Subsequent Acquisition Transaction would be equal in amount to and in the same form as that payable under the Offer.

        Provided that Osisko owns at least 66 2/3% of the outstanding Common Shares on a fully diluted basis and sufficient votes are cast by "minority" holders to constitute a majority of the "minority" on a fully diluted basis pursuant to MI 61-101, as discussed below, Osisko should own sufficient Common Shares to be able to effect such a Subsequent Acquisition Transaction.

        A Subsequent Acquisition Transaction may constitute a "business combination" within the meaning of MI 61-101 if such Subsequent Acquisition Transaction would result in the interest of a holder of Common Shares being terminated without the consent of the holder, irrespective of the nature of the consideration provided in substitution therefore. The methods of acquiring the remaining outstanding Common Shares may also be "related party transactions" within the meaning of MI 61-101, although MI 61-101 also provides an exemption from related party transaction requirements where the transaction is also a business combination. Osisko expects that any Subsequent Acquisition Transaction relating to Common Shares will be a "business combination" under MI 61-101.

        MI 61-101 provides that, unless exempted, an issuer proposing to carry out a business combination is required to prepare a formal valuation of the affected securities (and, subject to certain exceptions, any non-cash consideration being offered therefore) and provide to the holders of the affected securities a summary of such valuation. In connection with any Subsequent Acquisition Transaction, Osisko intends to rely on the exemptions contained in Section 4.4(1)(d) of MI 61-101 (or, if such exemption is not available, to seek waivers pursuant to MI 61-101 exempting Brett and Osisko or one or more of its affiliates, as appropriate), in that:

  (a)
  the business combination in respect of Brett will be effected by Osisko or an affiliate of Osisko following the formal bid constituted by Osisko and will be in respect of the Common Shares that are the subject of the Offer and that were not acquired in the Offer;

  (b)
  the business combination will be completed no later than 120 days after the Expiry Date;

  (c)
  the consideration per Common Share paid by Osisko in the business combination will be at least equal in value to and in the same form as the consideration per Common Share paid under the Offer;

  (d)
  the intent of Osisko to effect a Compulsory Acquisition or Subsequent Acquisition Transaction is disclosed in the Circular; and

  (e)
  the Circular discloses that the expected tax consequences of the bid and the business combination may be different and discloses the reasonably foreseeable tax consequences of a Compulsory Acquisition and certain foreseeable types of business combination transactions.

        See Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

        The approval of at least 66 2/3% of the votes cast by holders of the outstanding Common Shares at a meeting duly called and held will be required to approve a Subsequent Acquisition Transaction. MI 61-101 requires that, in addition to any other required securityholder approval, in order to complete a business combination (such as a Subsequent Acquisition Transaction), the approval of a majority of the votes cast by "minority" holders of the Common Shares must be obtained at a meeting held for such purpose unless an exemption is available or discretionary relief is granted by the applicable securities regulatory authorities. If, however, following the Offer, Osisko and its affiliates are the registered holders of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority shareholders.

        In relation to the Offer and any subsequent business combination, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than (a) Osisko (other than in respect of Common Shares acquired pursuant to the Offer as described below), (b) any "interested party" (within the meaning of MI 61-101), (c) certain "related parties" of Osisko or of any other "interested party" (in each case within the meaning of MI 61-101) including any director or senior officer of Osisko, affiliate or insider of Osisko or any of their directors or senior officers and (d) any "joint actor" (within the meaning of MI 61-101) with any of the foregoing persons. However, MI 61-101 also provides that Osisko may treat Common Shares acquired under the Offer as "minority" Common Shares and vote them, or consider them voted, in favour of such business combination if, among other things: (a) the business combination is completed no later than 120 days after the Expiry Time; (b) the consideration per security in the business combination is at least equal in value to and in the same form as the consideration paid under the Offer (and for these purposes, if Shareholders will receive securities that are redeemed for cash within seven days of their issuance in consideration for their Common Shares in the business combination, the cash proceeds of the redemption, rather than the redeemed securities, are deemed to be the consideration received in the business combination); and (c) the Shareholder who tendered such Common Shares to the Offer was not (i) a "joint actor" (within the meaning of Ml 61-101) with Osisko in respect of the Offer, (ii) a direct or indirect party to any "connected transaction" (within the meaning of MI 61-101) to the Offer, or (iii) entitled to receive, directly or indirectly, in connection with the Offer, a "collateral benefit" (within the meaning of MI 61-101) or consideration per Common Share that is not identical in amount and form to the entitlement of the general body of holders in Canada of Common Shares.

        Osisko currently intends that the consideration offered for Common Shares under any Subsequent Acquisition Transaction proposed by it would be equal in value to, and in the same form as, the consideration paid to Shareholders under the Offer, that such Subsequent Acquisition Transaction will be completed no later than 120 days after the Expiry Time and believes that the required disclosure has been included in this Circular. Accordingly, Osisko intends to cause Common Shares acquired under the Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

        At the date hereof, to the best of the Offeror's knowledge after reasonable enquiry, the only Common Shares that would be required to be excluded in determining whether minority approval has been obtained are 426,335 Common Shares currently owned by Patrick Soares. To the knowledge of the Offeror, a change of control payment will be received by Patrick Soares as a result of the Contemplated Transactions and such payment may constitute a "collateral benefit" within the meaning of MI 61-101 resulting in the exclusion of his 426,335 Common Shares as part of any minority approval required in connection with any Subsequent Acquisition Transaction.

        In addition, under MI 61-101, if following the Offer, Osisko and its affiliates are the beneficial owners of 90% or more of the Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantially equivalent right is made available to minority Shareholders.

        Any such Subsequent Acquisition Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Common Shares. If the relevant dissent procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Common Shares. The fair value of Common Shares so determined could be more or less than the amount paid per Common Share under the Subsequent Acquisition Transaction or the Offer.

        The timing and details of any Compulsory Acquisition or Subsequent Acquisition Transaction involving Brett will necessarily depend on a variety of factors, including the number of Common Shares acquired under the Offer. Although Osisko currently intends to propose a Compulsory Acquisition or a Subsequent Acquisition Transaction on the same terms as the Offer, it is possible that, as a result of the number of Common Shares acquired under the Offer, delays in Osisko's ability to effect such a transaction, information hereafter obtained by Osisko, changes in general economic, industry, political, social, regulatory or market conditions or in the business or prospects of Brett or its assets, properties, results of operations or condition (financial or otherwise), or other currently unforeseen circumstances, such a transaction may not be so proposed or may be delayed or abandoned. Osisko expressly reserves the right to propose other means of acquiring, directly or indirectly, all of the outstanding Common Shares in accordance with applicable Laws, including a Subsequent Acquisition Transaction on terms not described in the Circular.

        If Osisko is unable to or decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction, or proposes a Subsequent Acquisition Transaction but cannot obtain any required approvals promptly, Osisko will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable Laws, purchasing additional Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Brett, or taking no actions to acquire additional Common Shares. Subject to applicable Laws, any additional purchases of Common Shares could be at a price greater than, equal to, or less than the price to be paid for Common Shares under the Offer and could be for cash, securities and/or other consideration. Alternatively, Osisko may take no action to acquire additional Common Shares, or may even sell or otherwise dispose of any or all Common Shares acquired under the Offer, on terms and at prices then determined by Osisko, which may vary from the price paid for Common Shares under the Offer See Section 13 of the Offer, "Market Purchases".

        The tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ from the tax consequences to such Shareholder of accepting the Offer. See Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations", and Section 22 of the Circular, "Certain United States Federal Income Tax Considerations".

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction.

Judicial Developments

        On February 1, 2008, MI 61-101 came into force in the Provinces of Ontario and Québec, introducing harmonized requirements for enhanced disclosure, independent valuations and minority securityholder approval for specified types of transactions. See "Subsequent Acquisition Transaction" above.

        Certain judicial decisions may be considered relevant to any business combination that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances, granted preliminary injunctions to prohibit transactions involving business combinations. The current trend in both legislation and Canadian jurisprudence is toward permitting business combinations to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders.

        Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination.

21.   Certain Canadian Federal Income Tax Considerations

        In the opinion of Fraser Milner Casgrain LLP, counsel to Osisko, the following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who disposes of Common Shares pursuant to this Offer or otherwise disposes of Common Shares pursuant to certain transactions described under Section 20 of this Circular, "Acquisition of Common Shares Not Deposited Under the Offer".

        This summary is based on the current provisions of the Tax Act, the regulations thereunder in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current administrative practices and assessing policies of the Canada Revenue Agency ("CRA") published prior to the date hereof. No assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

        This summary is not applicable to a Shareholder that is a "financial institution" as defined in the Tax Act for the purposes of the "mark-to-market property" rules or a "specified financial institution" as defined in the Tax Act, nor does it apply to a Shareholder an interest in which is, or whose Common Shares are, a "tax shelter investment" as defined in the Tax Act or to a Shareholder to whom the "functional currency" reporting rules in Section 261 of the Tax Act apply. In addition, this summary does not address all issues relevant to Shareholders who acquired Common Shares on the exercise of an employee stock option. Such Shareholders should consult their own tax advisors.

        This summary assumes that any person that held or holds at any time Convertible Securities or other rights to acquire Common Shares will have exercised them and acquired Common Shares. Accordingly, this summary does not address persons who hold such Convertible Securities or other rights, who should consult their own tax advisors for advice regarding the income tax consequences to them of the expiry or exercise thereof, of the continued holding thereof, or replacement thereof, after the Expiry Time and of the acquisition, holding and disposing of Common Shares or any other securities acquired on exercise thereof, which may differ materially from the discussion about income tax considerations set forth in this summary.

        THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS, AND IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER AND NO REPRESENTATIONS WITH RESPECT TO THE TAX CONSEQUENCES TO ANY PARTICULAR SHAREHOLDER ARE MADE. THIS SUMMARY IS NOT EXHAUSTIVE OF ALL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS. ACCORDINGLY, SHAREHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS HAVING REGARD TO THEIR OWN PARTICULAR CIRCUMSTANCES.

Shareholders Resident in Canada

        This portion of the summary is generally applicable to a Shareholder who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty, is, or is deemed to be, resident in Canada, deals at arm's length with Osisko and Brett, is not affiliated with Osisko or Brett, and holds Common Shares as capital property (a "Resident Shareholder"). Common Shares will generally be considered to be capital property to a Resident Shareholder unless the Resident Shareholder holds such Common Shares in the course of carrying on a business, or the Resident Shareholder has acquired them in a transaction or transactions considered to be an adventure or concern in the nature of trade. Certain Resident Shareholders whose Common Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make an irrevocable election under subsection 39(4) of the Tax Act to have their Common Shares and all other "Canadian securities", as defined in the Tax Act, owned by such Resident Shareholder in the taxation year in which such election is made, and in all subsequent taxation years, deemed to be capital property.

Resident Shareholders Who Accept the Offer

Exchange of Common Shares for Osisko Common Shares and Cash — No Section 85 Election

        A Resident Shareholder whose Common Shares are exchanged for cash and Osisko Common Shares pursuant to the Offer, and who does not make a valid Section 85 Election jointly with Osisko with respect to the exchange, will be considered to have disposed of those Common Shares for proceeds of disposition equal to the aggregate of the cash received on the exchange and the fair market value, as at the time of the exchange, of the Osisko Common Shares received on the exchange. As a result, the Resident Shareholder will generally realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Resident Shareholder's Common Shares immediately before the exchange. See "Taxation of Capital Gains and Capital Losses" below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.

        The cost to the Resident Shareholder of the Osisko Common Shares acquired on the exchange will equal the fair market value of those shares as at the time of the exchange. If the Resident Shareholder separately owns other Osisko Common Shares as capital property at that time, the adjusted cost base of all Osisko Common Shares owned by the Resident Shareholder as capital property immediately after the exchange will be determined by averaging the cost of the Osisko Common Shares acquired on the exchange with the adjusted cost base of those other Osisko Common Shares.

Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election

        The following applies to a Resident Shareholder who is an "Eligible Shareholder". An Eligible Shareholder may obtain a full or partial tax deferral in respect of the disposition of Common Shares by filing with the CRA (and, where applicable, with a provincial tax authority) an election (the "Section 85 Election") under subsection 85(1) of the Tax Act or, in the case of a partnership, under subsection 85(2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) provided all members of the partnership jointly elect with Osisko.

        The Eligible Shareholder may select an elected amount (the "Elected Amount") so as to fully or partially defer realizing a capital gain for the purposes of the Tax Act as a result of the Offer. The Elected Amount means the amount selected by the Eligible Shareholder, subject to the limitations described below, in the Section 85

Election, to be treated as the proceeds of disposition of the Common Shares. The Elected Amount must be an amount which is not less than the greater of:

  (i)
  the lesser of the adjusted cost base to the Eligible Shareholder of such Common Shares and the fair market value of such Common Shares at the time of disposition; or

  (ii)
  the amount of cash received as a result of such disposition.

        The Elected Amount may not be greater than the fair market value of such Common Shares at the time of the disposition.

        An Elected Amount which does not comply with these limitations will automatically be adjusted under the Tax Act so that it is in compliance.

        Osisko has agreed to make the Section 85 Election with an Eligible Shareholder at the amount determined by such Eligible Shareholder, subject to the limitations set out in subsections 85(1) and 85(2) of the Tax Act (or any applicable provincial tax legislation).

        Where a valid Section 85 Election is filed:

  (i)
  Common Shares that are the subject of the Section 85 Election will be deemed to be disposed of for proceeds of disposition equal to the Elected Amount. Subject to the limitations set out in subsections 85(1) or 85(2) of the Tax Act regarding the Elected Amount, if the Elected Amount is equal to the aggregate of the adjusted cost base of such Common Shares immediately before the disposition and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Eligible Shareholder. Subject to such limitations, to the extent that the Elected Amount in respect of such Common Shares exceeds (or is less than) the aggregate of the adjusted cost base and any reasonable costs of disposition, such shareholder will realize a capital gain (or a capital loss). See "Taxation of Capital Gains and Capital Losses" below.

  (ii)
  The aggregate adjusted cost base to the Eligible Shareholder of the Osisko Common Shares received will be equal to the amount, if any, by which the Elected Amount exceeds the aggregate amount of cash received from Osisko as a result of the disposition. The adjusted cost base of such Osisko Common Shares received will be determined by averaging the adjusted cost base of such Osisko Common Shares with the adjusted cost base of any other Osisko Common Shares held by the shareholder at that time as capital property.

        A tax instruction letter providing certain instructions on how to complete the Section 85 Election may be obtained from the Depositary by checking the appropriate box on the Letter of Transmittal and submitting the Letter of Transmittal to the Depositary within 30 days of the Effective Time in accordance with the procedures set out in under the heading "Manner of Acceptance".

        An Eligible Shareholder interested in making a Section 85 Election should indicate that intention in the Letter of Transmittal in the space provided therein, and a tax instruction letter, explaining the election process, will be sent to the Eligible Shareholder. A Section 85 Election will be valid only if it meets all other applicable requirements under the Tax Act, and meeting these requirements will be the sole responsibility of the Eligible Shareholder.

        In order to make a Section 85 Election, an Eligible Shareholder must provide the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time. The information will include the number of Common Shares transferred, the consideration received and the applicable Elected Amount for the purposes of such election. Subject to the information complying with the provisions of the Tax Act (and any applicable provincial income tax law), a copy of the election form containing the information provided will be signed by Osisko and returned to the Eligible Shareholder for filing with the CRA (or the applicable provincial tax authority). Alternatively, a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be obtained via the internet on Osisko's website at www.osisko.com. Each Eligible Shareholder is solely responsible for ensuring the Section 85 Election is completed correctly and filed with the CRA (and any applicable provincial income tax authorities) by the required deadline.

        Osisko will make a Section 85 Election only with an Eligible Shareholder, and at the amount selected by the Eligible Shareholder subject to the limitations set out in the Tax Act (and any applicable provincial tax legislation). Osisko will not be responsible for the proper completion or filing of any election form and the Eligible Shareholder will be solely responsible for the payment of any late filing penalty. Osisko agrees only to execute any election form containing information provided by the Eligible Shareholder which complies with the provisions of the Tax Act (and any applicable provincial tax law) and to return such election form to the Eligible Shareholder for filing with the Tax Act (and any applicable provincial tax authority). At its sole discretion, Osisko may accept and execute an election form that is not received within the 90 day period; however, no assurances can be given that Osisko will do so. Accordingly, all Eligible Shareholders who wish to make a joint election with Osisko should give their immediate attention to this matter. With the exception of execution of the election form by Osisko, compliance with the requirements for a valid Section 85 Election will be the sole responsibility of the Eligible Shareholder making the election. Accordingly, neither Osisko nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to provide information necessary for the election in accordance with the procedures set out in the tax instruction letter, to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial tax legislation).

        In order for the CRA (and where applicable the provincial revenue authorities) to accept a Section 85 Election without a late filing penalty being paid by an Eligible Shareholder, the election form must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Osisko or the Eligible Shareholder is required to file an income tax return for the taxation year in which the disposition occurs. Osisko's 2010 taxation year is scheduled to end December 31, 2010, although Osisko's taxation year could end earlier as a result of an event such as an amalgamation, and its tax return is required to be filed within six months from the end of the taxation year. Eligible Shareholders are urged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadlines, information necessary for an Eligible Shareholder to make a Section 85 Election must be received by Osisko in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Effective Time.

        Any Eligible Shareholder who does not ensure that information necessary to make a Section 85 Election has been received in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Time will not be able to benefit from the tax deferral provisions of the Tax Act (or the corresponding provisions of any applicable provincial tax legislation) and therefore may realize a capital gain. Accordingly, all Eligible Shareholders who wish to enter into a Section 85 Election with Osisko should give their immediate attention to this matter. The instructions for requesting a tax instruction letter are set out in the Letter of Transmittal. Eligible Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements. Eligible Shareholders wishing to make the Section 85 Election should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

        One-half of any capital gain (a "taxable capital gain") realized by a Resident Shareholder in a taxation year will be included in the shareholder's income for the year. One-half of any capital loss (an "allowable capital loss") realized by the Resident Shareholder in a year may be deducted against taxable capital gains realized in the year. Allowable capital losses in excess of taxable capital gains realized in a taxation year may be carried back up to three taxation years or carried forward indefinitely and deducted against net taxable capital gains in those other years, to the extent and in the circumstances specified in the Tax Act.

        If the Resident Shareholder is a corporation, the amount of any capital loss arising from a disposition or deemed disposition of a share may be reduced by the amount of certain dividends received or deemed to be received by the corporation on the share, to the extent and under circumstances specified by the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns shares, or where a partnership or trust of which the corporation is a member or beneficiary is a member of a partnership or a beneficiary of a trust that owns shares. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

Alternative Minimum Tax on Individuals

        Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

Additional Refundable Tax on Canadian-Controlled Private Corporations

        A Resident Shareholder that is throughout the year a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including amounts in respect of net taxable capital gains and dividends or deemed dividends not deductible in computing taxable income.

Resident Shareholders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

        As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares", Osisko may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. The tax treatment of a Compulsory Acquisition to a Resident Shareholder will generally be similar to those described under "Resident Shareholders Who Accept the Offer".

        Pursuant to CRA's current administrative practice, a Resident Shareholder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received (not including any interest awarded by the court). As a result, such a Resident Shareholder will realize a capital gain (or a capital loss) generally calculated in the manner and subject to the tax consequences discussed in greater detail under the subheading "Taxation of Capital Gains and Capital Losses" above.

        A Resident Shareholder will be required to include in computing its income any interest awarded by a court in connection with a Compulsory Acquisition.

        Resident Shareholders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

        As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if Osisko does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Osisko may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares.

        The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for Resident Shareholders who dispose of their Common Shares pursuant to the Offer. Accordingly, it is not possible to comment as to the tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder except in very general terms. Osisko may propose an amalgamation, capital reorganization, share consolidation, statutory arrangement or other transaction. Depending on the form of the Subsequent Acquisition Transaction, a Resident Shareholder may, as a result, realize a capital gain or capital loss, be deemed to receive a dividend or incur both results. With respect to the income tax treatment of a capital gain or capital loss, see "Taxation of Capital Gains and Capital Losses" above. A tax-deferred rollover as described under "Resident Shareholders Who Accept the Offer" may not be available in respect of a Subsequent Acquisition Transaction.

        Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

        By way of example, a Subsequent Acquisition Transaction could be implemented by means of an amalgamation of Brett and one of Osisko's affiliates pursuant to which Resident Shareholders who have not tendered their Common Shares under the Offer would have their Common Shares exchanged for redeemable preference shares of the amalgamated corporation ("Redeemable Shares") which would then be immediately redeemed for Osisko Common Shares. In those circumstances, such a shareholder would not realize a capital gain or capital loss as a result of the exchange of the Common Shares for the Redeemable Shares, and the cost of the Redeemable Shares received would be the aggregate of the adjusted cost base of the Common Shares to the shareholder immediately before the amalgamation.

        Upon the redemption of Redeemable Shares, the shareholder would be deemed to have received a dividend (subject to the potential application of Subsection 55(2) of the Tax Act to shareholders of Redeemable Shares that are corporations, as discussed below) equal to the amount by which the fair market value of the Osisko Common Shares received exceeds the paid-up capital of the Redeemable Shares for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption of such Redeemable Shares.

        Subsection 55(2) of the Tax Act provides that where a Resident Shareholder that is a corporation would otherwise be deemed to receive a dividend in the circumstances described above, all or part of the deemed dividend may be deemed not to be received as a dividend and instead may be treated as proceeds of disposition of the Redeemable Shares for purposes of computing the Resident Shareholder's capital gain or capital loss. Resident Shareholders that are corporations should consult their own tax advisors in this regard.

        A Resident Shareholder that is a private corporation or a subject corporation will generally be liable to pay a 33 1/3% refundable tax under Part IV of the Tax Act on dividends received or deemed to be received on Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income for the year.

        In the case of a Resident Shareholder that is an individual, dividends deemed to be received as a result of a redemption of Redeemable Shares will be included in computing the Resident Shareholder's income for the taxation year. Such dividends will be subject to the gross-up and dividend tax credit rules normally applicable to dividends from taxable Canadian corporations. The Tax Act provides for an enhanced gross-up and dividend tax credit for "eligible dividends". There can be no assurance that any deemed dividend will be an eligible dividend.

        Resident Shareholders should consult their own tax advisors for advise with respect to the income tax consequences of them having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

        As described under Section 18 of this Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer", the Common Shares may cease to be listed on the TSXV following the completion of the Offer. Resident Shareholders are cautioned that, if the Common Shares are no longer listed on a "designated stock exchange" (which currently includes the Tier 1 and Tier 2 of the TSXV) and Brett ceases to be a "public corporation" for purposes of the Tax Act, Common Shares held following the completion of the Offer will cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, registered education savings plans, registered disability savings plans, deferred profit sharing plans and tax-free savings accounts ("TFSA") as defined in the Tax Act. Shareholders who may be so affected should consult with their own tax advisers in this regard.

Eligibility for Investment

        If the Osisko Common Shares are listed on a designated stock exchange (which currently includes the TSX), the Osisko Common Shares will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and TFSAs as defined in the Tax Act.

        Notwithstanding the foregoing, a holder of Osisko Common Shares will be subject to a penalty tax if the Osisko Common Shares held in a TFSA are a "prohibited investment" under the Tax Act. The Osisko Common

Shares generally will not be a "prohibited investment" unless either (i) the holder of the TFSA does not deal at arm's length with Osisko within the meaning of the Tax Act, or (ii) the holder has a "significant interest" in Osisko within the meaning of the Tax Act, which includes, but is not limited to, the ownership of 10% or more of any class of the issued shares of Osisko, or a person or partnership that does not deal at arms length with Osisko for the purposes of the Tax Act. Holders should consult their own tax advisors as to whether the Osisko Common Shares will be a "prohibited investment" in their particular circumstances.

Holding and Disposing of Osisko Common Shares

        In the case of a Resident Shareholder who is an individual, dividends received or deemed to be received on Osisko Common Shares will be included in computing the individual's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations including the enhanced dividend tax credit rules applicable to any dividends designated by Osisko as "eligible dividends", as defined in the Tax Act.

        In the case of a Resident Shareholder that is a corporation, dividends received or deemed to be received on Osisko Common Shares will be included in computing the corporation's income and will generally be deductible in computing its taxable income. A "private corporation" (as defined in the Tax Act), or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax of 33 1/3% under Part IV of the Tax Act on dividends received or deemed to be received on the Osisko Common Shares to the extent such dividends are deductible in computing the corporation's taxable income.

        The disposition or deemed disposition of Osisko Common Shares by a Resident Shareholder will generally result in a capital gain (or capital loss) equal to the amount by which the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the shareholder of those shares immediately before the disposition. See "Taxation of Capital Gains and Capital Losses" above for a general description of the treatment of capital gains and losses under the Tax Act.

Shareholders Not Resident in Canada

        The following portion of the summary is applicable to a Shareholder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares or Osisko Common Shares in connection with carrying on a business in Canada (a "Non-Resident Shareholder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Shareholder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Shareholders should consult their own tax advisors.

Non-Resident Shareholders Who Accept the Offer

Exchange of Common Shares for Osisko Common Shares — No Section 85 Election

        A Non-Resident Shareholder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of the Common Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" as defined in the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

        A Common Share listed on a designated stock exchange (which includes the TSXV) generally will not be taxable Canadian property to a Non-Resident Shareholder unless at any time during the 60-month period immediately preceding the disposition of such Common Share the Non-Resident Shareholder, persons with whom the Non Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, owned 25% or more of the shares of any class or series of Brett. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares could be deemed to be taxable Canadian property to the Non-Resident Shareholder.

        Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances. Even if the Common

Shares are taxable Canadian property to a Non-Resident Shareholder, a taxable capital gain or an allowable capital loss resulting from the disposition of the Common Shares will not be included in computing the Non-Resident Shareholder's income for purposes of the Tax Act provided that the Common Shares constitute "treaty protected property", as defined in the Tax Act. Common Shares owned by a Non-Resident Shareholder will generally be treaty-protected property if the gain from the disposition of such shares would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act.

Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election

        In the event that Common Shares constitute taxable Canadian property but not treaty-protected property to a particular Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Shareholder and may require Osisko to jointly execute for filing with the CRA an income tax election form pursuant to section 85 of the Tax Act, for the purpose of allowing the Eligible Shareholder to achieve an income tax-deferred exchange for Canadian federal income tax purposes. Osisko will be required to execute the form and return it to the Eligible Shareholder only if the Eligible Shareholder complies with the requirements set forth under "Resident Shareholders who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election" on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder. If the Eligible Shareholder complies with those requirements, generally the exchange may occur on an income tax-deferred basis as described above under "Resident Shareholders who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election" on the same basis as if the Non-Resident Shareholder were a Resident Shareholder thereunder.

        The Osisko Common Shares that such Eligible Shareholders received as partial consideration for the Common Shares will be deemed to be taxable Canadian property in their hands. Non-Resident Shareholders who are Eligible Shareholders should consult their own tax advisors in this regard.

Non-Resident Shareholders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

        As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares", Osisko may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition.

        A Non-Resident Shareholder whose Common Shares do not constitute taxable Canadian property will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition. A Non-Resident Shareholder whose Common Shares are taxable Canadian property for purposes of the Tax Act may be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Common Shares by way of a Compulsory Acquisition unless the Common Shares constitute treaty-protected property. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading "Potential Delisting" below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange. If Common Shares acquired from a Non-Resident Shareholder are taxable Canadian property and are not treaty-protected property to a Non-Resident Shareholder, then the Non-Resident Shareholder will be an Eligible Shareholder and may sell its Common Shares to Osisko on a tax-deferred basis, in which case the requirements for and tax treatment to such Non-Resident Shareholder generally will be as described above under the heading "Non-Resident Shareholders who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election".

        Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm's length with the payor at the time of such payment or credit and the interest is not "participating debt interest", as defined in the Tax Act.

        Non-Resident Shareholders whose Common Shares are being compulsorily acquired should consult their own tax advisors for advice having regard to their particular circumstances.

Subsequent Acquisition Transaction

        As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if Osisko does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Osisko may take certain action in order to enable it or an affiliate to acquire the remaining Common Shares. The tax treatment of such a transaction to a Non-Resident Shareholder will depend on the exact manner in which the transaction is carried out and may be substantially the same as or materially different than described above. A Non-Resident Shareholder may realize a capital gain or a capital loss and/or a deemed dividend. Dividends paid or deemed to be paid to a Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a signatory. If the Common Shares are not listed on a designated stock exchange at the time of disposition, they will be taxable Canadian property to a Non-Resident Shareholder. See the subheading "Potential Delisting" below for additional consequences of a disposition of Common Shares at a time when such shares are not listed on a designated stock exchange.

        Where interest is paid or credited to a Non-Resident Shareholder in connection with a Subsequent Acquisition Transaction, the Non-Resident Shareholder will not be subject to Canadian withholding tax on such interest under the Tax Act provided that the Non-Resident Shareholder deals at arm's length with the payor at the time of such payment or credit and the interest is not "participating debt interest", as defined in the Tax Act.

        Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Potential Delisting

        As described under Section 18 of the Circular, "Effect of the Offer on the Market for and Listing of Common Shares and Status as a Reporting Issuer", Common Shares may cease to be listed on the TSXV following the completion of the Offer and may not be listed on the TSXV at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. A Non-Resident Shareholder is cautioned that if the Common Shares are not listed on a designated stock exchange at the time they are disposed of: (a) the Common Shares will be taxable Canadian property to the Non-Resident Shareholder; (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty to which Canada is a signatory; (c) the Non-Resident Shareholder will be required to file a Canadian income tax return in respect of such disposition unless such disposition is an "excluded disposition" for purposes of Section 150 of the Tax Act; and (d) the notification and (unless the Common Shares are treaty-protected property) withholding provisions of Section 116 of the Tax Act will apply to the Non-Resident Shareholder. If the withholding provisions of Section 116 of the Tax Act apply, Osisko may be required to deduct and withhold an amount from any payment made to the Non-Resident Shareholder and to remit such amount to the Receiver General on behalf of the Non-Resident Shareholder.

        Non-Resident Shareholders whose Common Shares may constitute taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Holding and Disposing of Osisko Common Shares

        Dividends paid or deemed to be paid to a Non-Resident Shareholder on Osisko Common Shares will be subject to non-resident withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980) and is the beneficial owner of the dividends, the rate of Canadian withholding tax applicable to dividends is generally reduced to 15%. A Non-Resident Shareholder will generally not be liable to Canadian income tax on a disposition or deemed disposition of Osisko Common Shares unless the Non-Resident Shareholder's Osisko Common Shares are, or are deemed to be, taxable Canadian property to the Non-Resident Shareholder at the time of disposition and the Non-Resident Shareholder is not entitled to relief under an applicable tax treaty.

22.   Certain United States Federal Income Tax Considerations

        TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS OFFER TO PURCHASE AND CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY SHAREHOLDERS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) THIS DISCUSSION WAS WRITTEN IN CONNECTION WITH PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS DISCUSSED IN THIS OFFER TO PURCHASE AND CIRCULAR; AND (C) EACH SHAREHOLDER SHOULD SEEK ADVICE BASED ON SUCH PERSON'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

        The following discussion summarizes certain U.S. federal income tax considerations generally applicable to "U.S. Holders" (as defined below) of Common Shares relating to the exchange of Common Shares for the Offer Consideration and of the ownership of Osisko Common Shares received in the Offer. This discussion does not address the tax considerations relating to the exchange or ownership, as applicable, of Convertible Securities, Warrants, Options or Replacement Options. This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial authorities, published positions of the Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date hereof and all of which are subject to change, perhaps retroactively, and to differing interpretations, so as to result in U.S. federal income tax considerations different from those summarized below.

        For purposes of this summary, a "U.S. Holder" is a beneficial owner of Common Shares (or, following the completion of the Offer, a beneficial owner of Osisko Common Shares) who holds such Common Shares as a capital asset and who is, for U.S. federal income tax purposes:

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  an individual who is a citizen or resident of the United States;

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  a corporation, or other entity taxable as a corporation, that is created or organized under the laws of the United States or any state thereof or the District of Columbia;

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  an estate, the income of which is subject to taxation in the United States regardless of its source; or

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  trust if it has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or if a U.S. court can exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions.

        There can be no assurance that the IRS will not challenge one or more of the tax considerations described in this summary, and Osisko has not obtained, nor does it intend to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the U.S. federal income tax considerations discussed herein. This summary addresses only certain considerations arising under U.S. federal income tax law, and does not address any other federal tax considerations or any tax considerations arising under the laws of any state, locality or non-U.S. taxing jurisdiction.

        This summary is of a general nature only and does not address all of the U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of such holder's particular situation. In particular, this discussion deals only with U.S. Holders that hold Common Shares or Osisko Common Shares, as applicable, as capital assets, and does not address the special tax rules that may apply to special classes of taxpayers, such as: securities broker-dealers; persons who hold Common Shares or Osisko Common Shares, as applicable, as part of a hedging, conversion, synthetic, wash or constructive sale, straddle or other integrated transaction; U.S. Holders whose functional currency is not the U.S. dollar; U.S. expatriates; persons who are owners of an interest in a partnership or other pass-through entity that is a holder of Common Shares or Osisko Common Shares, as applicable; partnerships or other entities taxable as partnerships; regulated investment companies; financial institutions; insurance companies; traders that have elected a mark-to-market method of accounting; tax-exempt organizations; holders that own, directly, indirectly or by attribution, 10% or more of Brett's or Osisko's outstanding voting share capital, as applicable; persons who received their Common Shares upon the exercise of employee stock options or otherwise in connection with the performance of services; persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; persons that use or hold, will use or hold, or is or will be deemed to use or hold, Common Shares or Osisko Common Shares, as applicable, in connection with carrying on a business in Canada; persons whose Common Shares or Osisko Common Shares, as applicable, constitute "taxable Canadian property" under the Tax Act; or persons that have a permanent establishment in Canada for the purposes of the Canada-United States Income Tax Convention.

        If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares or Osisko Common Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership that owns or may acquire Common Shares or Osisko Common Shares should consult the partner's tax advisor regarding the specific tax consequences of the disposition, acquisition and ownership of the applicable Common Shares.

        This summary does not address the state, local, U.S. federal alternative minimum tax, estate and gift, or foreign tax consequences to U.S. Holders of the Offer or of any other matters discussed in this summary. Each U.S. Holder should consult its own tax advisor regarding the state, local, U.S. federal alternative minimum tax, estate and gift, and foreign tax consequences to them of the Offer and such other matters.

Tax Considerations of U.S. Holders Who Accept the Offer

Tax Characterization of the Offer Generally

        Osisko currently expects to treat the acquisition of Common Shares pursuant to the Offer as a taxable exchange for U.S. federal income tax purposes. Notwithstanding the foregoing, there may be some possibility that the acquisition of Common Shares pursuant to the Offer could qualify as a tax-deferred reorganization for U.S. federal income tax purposes, depending in part on a variety of facts that might occur following the completion of the Offer that cannot be predicted currently. If, contrary to expectations, the acquisition of Common Shares pursuant to the Offer qualified as a tax-deferred reorganization rather than a taxable exchange for U.S. federal income tax purposes, the U.S. federal income tax consequences of the transaction would be materially different from those tax consequences described in this summary.

        U.S. Holders should consult their own tax advisors as to the treatment of the Offer as a taxable exchange for U.S. federal income tax purposes.

Classification of Brett as a Passive Foreign Investment Company

        As described below, the tax considerations of the Offer to a particular U.S. Holder will depend on whether Brett is a passive foreign investment company (a "PFIC") during any year in which a U.S. Holder owned Common Shares. In general, a non-U.S. corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-U.S. corporation's gross income is "passive" income, or (ii) 50% or more of the average value, determined on the basis of a quarterly average, of the non-U.S. corporation's assets produced or are held for the production of "passive" income. Passive income includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Subject to certain limited exceptions Common Shares held (or deemed held) by a U.S. Holder at any time during a taxable year in which Brett was a PFIC are treated as shares of a PFIC in the hands of such holder for all subsequent years even if Brett did not meet the gross income or passive asset thresholds necessary to be classified as a PFIC in a subsequent year. The determination of PFIC status is inherently factual, is subject to a number of uncertainties, and can be determined only annually at the close of the taxable year in question. Osisko has not performed a PFIC analysis for Brett for any taxable year and, accordingly, it cannot provide any guidance regarding Brett's status under the passive foreign investment company rules. U.S. Holders are urged to consult their own U.S. tax advisors regarding the application of the PFIC rules to the Offer and the matters addressed herein.

Gain or Loss Generally

        Osisko currently expects to treat the exchange of Common Shares for Osisko Common Shares and cash as a fully taxable event to a U.S. Holder. Such characterization would generally result in the following U.S. federal income tax consequences:

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  a U.S. Holder will recognize gain or loss equal to the difference between (i) the fair market value of Osisko Common Shares (i.e., the receipt of Osisko Common Shares is not tax free) and cash received by such U.S. Holder in the Offer and (ii) the adjusted tax basis of such U.S. Holder in such Common Shares exchanged for the Osisko Common Shares and cash;

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  the aggregate tax basis of the Osisko Common Shares received by a U.S. Holder in the Offer will be equal to the aggregate fair market value of the Osisko Common Shares at the time of their receipt; and

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  the holding period of Osisko Common Shares received by a U.S. Holder in the Offer will begin on the day after their receipt.

        Subject to the modifications pursuant to the PFIC rules discussed below, any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Common Shares exchanged was more than 12 months at the closing of the exchange made pursuant to the Offer, in which case any gain or loss recognized would be long-term capital gain or loss. Preferential tax rates for long-term capital gains are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder that is a corporation. The deduction of capital losses is subject to significant limitations.

Treatment of Recognized Gain if Brett is a PFIC — Non-Electing PFIC Shareholder

        If a U.S. Holder disposes of Common Shares in the Offer that were held by the U.S. Holder directly, indirectly or constructively during such time, if any, that Brett was a PFIC (shares in a PFIC are sometimes referred to herein as "PFIC Shares") and the U.S. Holder did not make a timely QEF election or a mark-to-market election with respect to its Common Shares (such elections being described below), gain realized from the sale of such U.S. Holder's PFIC Shares will be taxed under the "excess distribution" regime. Under that regime, gain, if any, realized on that disposition will be allocated ratably on a daily basis to each day of the U.S. Holder's holding period with respect to such shares. Gain allocated to any period preceding the first year in the holding period when Brett was a PFIC and gain allocated to the year of disposition will be treated as gain arising in the year of disposition and taxed at ordinary U.S. federal income tax rates for the year of disposition. Gain allocated to each of the other years (the "PFIC Years") will be taxed at the highest U.S. federal income tax rate in effect for each of those years, without regard to the U.S. Holder's other items of income and loss for such year. Any such tax would be increased by an interest charge determined for each of the PFIC Years at the rate generally applicable to underpayments of tax for such taxable year. The sum of the taxes and interest calculated for all years will be an addition to the tax for the year in which the sale of the PFIC Shares occurs. A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest. A U.S. Holder who has previously made certain elections (as further described below) may be able to mitigate the adverse PFIC tax consequences that would apply to such U.S. Holder in the Offer if Brett is or has been a PFIC during the time such holder has held Common Shares.

Treatment of Recognized Gain if Brett is a PFIC — PFIC Shareholder who has made a Timely Qualified Electing Fund Election

        A U.S. Holder who has made a timely and effective election to treat Brett as a "qualified electing fund" under the Code for the first taxable year of the U.S. Holder's holding period for the Common Shares during which Brett was a PFIC generally would not be subject to the PFIC rules discussed above. Instead, the electing U.S. Holder would include annually in gross income its pro rata share of the ordinary earnings and net capital gain of Brett, whether or not such amounts are actually distributed, and would be taxable on gain recognized in the exchange pursuant to the Offer in the manner that a U.S. Holder would be taxable if Brett had not been a PFIC (as described above under "Gain or Loss Generally"). However, this option would require significant information and undertakings from Brett, and, accordingly, it may not be, and may not have been, available to

U.S. Holders. For an additional discussion regarding a qualified electing fund election, see "Ownership of Osisko Common Shares Received in the Offer — Considerations Relating to Passive Foreign Investment Company Rules."

Treatment of Recognized Gain if Brett is a PFIC — PFIC Shareholder who has made a Timely Mark-to-Market Election

        A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective election to mark the PFIC Shares to market (a "Mark-to-Market Election"). In the case of any U.S. Holder that has timely made an effective Mark-to-Market Election for the first taxable year of the U.S. Holder's holding period for the Common Shares during which Brett was a PFIC, gain realized by such holder from the sale of PFIC Shares generally would be taxed at ordinary income tax rates. For additional discussion regarding a Mark-to-Market Election, see the discussion below under "Ownership of Osisko Common Shares Received in the Offer — Considerations Relating to the Passive Foreign Investment Company Rules."

        U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences of the Offer applicable to them, including all aspects of the PFIC rules.

Tax Considerations of U.S. Holders Who Do Not Accept the Offer

Compulsory Acquisition of Common Shares

        As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Compulsory Acquisition of Common Shares", Osisko may, in certain circumstances, acquire Common Shares not deposited under the Offer by way of a Compulsory Acquisition. A U.S. Holder who validly exercises a right to dissent and is paid the fair value for Common Shares in respect of a Compulsory Acquisition will be considered to have disposed of such Common Shares for proceeds of disposition equal to the amount received. As a result, the U.S. federal income tax considerations to a dissenting U.S. Holder would generally be similar to those described under "Tax Considerations of U.S. Holder Who Accept the Offer." U.S. Holders that are subject to Canadian tax and/or receive Canadian currency in connection with exercising their dissent rights should also read the sections below under the headings "Foreign Tax Credit Considerations" and "Foreign Currency Considerations".

        U.S. Holders whose Common Shares may be acquired by way of a Compulsory Acquisition should consult their own tax advisors.

Subsequent Acquisition Transaction

        As described under Section 20 of the Circular, "Acquisition of Common Shares Not Deposited Under the Offer — Subsequent Acquisition Transaction", if Osisko does not acquire all of the Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, Osisko may take certain actions in order to enable it or an affiliate to acquire the remaining Common Shares.

        The tax treatment of a Subsequent Acquisition Transaction to a U.S. Holder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and the consideration offered, and may be substantially the same as or materially different from those described herein for U.S. Holders who dispose of their Common Shares pursuant to the Offer.

Ownership of Osisko Common Shares Received in the Offer

Distributions on Osisko Common Shares

        Except as noted in the discussion of the PFIC rules below, if Osisko makes distributions with respect to Osisko Common Shares received by a U.S. Holder pursuant to the Offer, the distributions, including the amount of any Canadian taxes withheld, generally will be included in the gross income of a U.S. Holder as dividend income to the extent of Osisko's current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of Osisko's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's adjusted tax basis in its Osisko Common Shares and thereafter as gain from the sale or exchange of such shares. For taxable years beginning before January 1, 2011, a dividend paid by Osisko generally will be taxed at the preferential tax rates applicable to long-term capital gains if (a) Osisko is a "qualified foreign corporation" (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust, and (c) certain holding period requirements are met. Osisko generally will be a "qualified foreign corporation" under Section 1(h)(11) of the Code (a "QFC") if (a) it is eligible for the benefits of the Canada-United States Income Tax Convention, or (b) the respective shares are readily tradable on an established securities market in the United States. However, even if Osisko satisfies one or more of such requirements, it will not be treated as a QFC if it is a PFIC for the taxable year during which it pays a dividend or for the preceding taxable year. See below under "Considerations Relating to the Passive Foreign Investment Company Rules" for a discussion of Osisko's status under the PFIC rules.

        In general, any Canadian withholding tax imposed on dividends with respect to a U.S. Holder's Osisko Common Shares will be treated as a foreign income tax that may be eligible for credit against a U.S. Holder's U.S. federal income tax liability (or, at a U.S. Holder's election, may, in certain circumstances, be deducted in computing taxable income). For additional discussion regarding foreign tax credits, see below under "Foreign Tax Credit Considerations".

Sale or Other Taxable Disposition of Osisko Common Shares

        Except as noted below in the discussion of the PFIC rules, upon the sale or other taxable disposition of Osisko Common Shares received pursuant to the Offer, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount realized by the U.S. Holder and (ii) the U.S. Holder's adjusted tax basis in the Osisko Common Shares. Any gain or loss recognized by the U.S. Holder would be short-term capital gain or loss, unless the holding period for the Osisko Common Shares disposed was more than 12 months at the time of disposition, in which case any gain or loss recognized would be long-term capital gain or loss.

        Preferential tax rates for long-term capital gains currently are generally applicable to a U.S. Holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. The deduction of capital losses is subject to significant limitations, and U.S. Holders are urged to seek advice from their own tax advisors to discuss the particular tax consequences applicable to them.

Considerations Relating to the Passive Foreign Investment Company Rules

        If Osisko is a PFIC for any taxable year in which Osisko Common Shares are held by a U.S. Holder, then the U.S. Holder would be subject to the excess distribution regime that would apply to any gain recognized on the disposition of, or certain excess distributions received with respect to, those shares. Under this regime (i) the excess distribution or gain would be allocated ratably to each day of the U.S. Holder's holding period for the Osisko Common Shares, (ii) the amount allocated to the current taxable year and to any taxable year prior to the first taxable year in which Osisko was a PFIC would be treated as ordinary income for the year of disposition, and (iii) the amount allocated to each other year would be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax would be imposed on the resulting tax attributable to each such year. A U.S. Holder that is not a corporation must treat the interest as non-deductible personal interest. In addition, if Osisko is a PFIC and owns shares of another non-U.S. corporation that also is a PFIC (a "Subsidiary PFIC"), under certain indirect ownership rules, a disposition of the shares of the Subsidiary PFIC or a distribution received from the Subsidiary PFIC by Osisko generally will be treated as a deemed disposition of such corporation's shares or a distribution deemed to be received by a U.S. Holder with respect to shares in such corporation, subject to taxation under the PFIC rules. To the extent that gain recognized on the actual disposition by a U.S. Holder or an actual distribution received from Osisko was previously subject to U.S. federal income tax under these indirect ownership rules, it is possible that such amount would not be subject to U.S. federal income tax a second time.

        If Osisko were treated as a PFIC and if a U.S. Holder holds Osisko Common Shares in any year in which Osisko is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

        The determination of Osisko's status under the PFIC rules is subject to a number of legal and factual uncertainties and can be determined only annually, at the close of the taxable year in question. Osisko believes that it has been a PFIC in prior taxable years, however, no assurance can be given regarding Osisko's status under the PFIC rules during the current or any prior or future taxable year. Thus, it is not clear whether the special PFIC rules will apply to a U.S. Holder's ownership of Osisko Common Shares or whether Osisko will be eligible for treatment as a QFC with respect to dividend payments, if any, as described above under "Distributions under Osisko Common Shares." Each U.S. Holder should consult its own tax advisor regarding the potential treatment of Osisko as a QFC.

        Under some circumstances, a U.S. Holder of a PFIC can avoid the PFIC rules described above, and instead be subject to current tax on the PFIC's ordinary earnings and net capital gain regardless of distributions by the PFIC, if the U.S. Holder makes a timely and effective "qualified electing fund" ("QEF") election for the PFIC. If a U.S. Holder were able to make a QEF Election, the U.S. Holder generally would not be subject to the excess distribution regime discussed above with respect to PFIC shares held or sold. However, Osisko has no obligation to provide U.S. Holders of Osisko Common Shares with information that a U.S. Holder may need or request in connection with making a QEF Election for Osisiko or any of its subsidiaries. Therefore, a QEF Election may not be available to a U.S. Holder with respect to its Osisko Common Shares.

        However, if such election is available, a U.S. Holder that makes a QEF election with respect to Osisko or any Subsidiary PFIC will be subject to U.S. federal income tax on such U.S. Holder's pro rata share of (a) the net capital gain of the relevant corporation, which will be taxed as long-term capital gain to such U.S. Holder, and (b) and the ordinary earnings of such corporation, which will be taxed as ordinary income to such U.S. Holder. Generally, "net capital gain" is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and "ordinary earnings" are the excess of (a) "earnings and profits" over (b) net capital gain. A U.S. Holder that makes a QEF election will be subject to U.S. federal income tax on such amounts for each taxable year in which the subject corporation is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by the corporation. However, a U.S. Holder that makes a QEF election may, subject to certain limitations, elect to defer payment of current U.S. federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as "personal interest," which is not deductible.

        A U.S. Holder that makes a QEF election, if available, with respect to Osisko generally (a) may receive a tax-free distribution from Osisko to the extent that such distribution represents "earnings and profits" of the corporation that were previously included in income by the U.S. Holder because of such QEF election and (b) will adjust such U.S. Holder's tax basis in his or her shares to reflect the amount included in income (resulting in an increase in basis) or allowed as a tax-free distribution (resulting in a decrease in basis) because of the QEF election. In addition, a U.S. Holder that makes a QEF election generally will recognize capital gain or loss on the sale or other taxable disposition of Osisko Common Shares.

        The procedure for making a QEF election, and the U.S. federal income tax consequences of making a QEF election, will depend on whether such QEF election is timely. A QEF election will be treated as "timely" if such QEF election is made for the first year in the U.S. Holder's holding period for the applicable shares in which the relevant corporation was a PFIC. A U.S. Holder may make a timely QEF election by filing the appropriate QEF election documents at the time such U.S. Holder files a U.S. federal income tax return for such first year. However, if Osisko was a PFIC in a prior year during such U.S. Holder's holding period, then in order for a U.S. Holder to avoid the rules of the excess distribution regime on a going-forward basis, in addition to filing the QEF election documents, a U.S. Holder must elect to recognize gain (which will be taxed under the rules of the excess distribution regime discussed above) as if the Osisko Common Shares were sold on the qualification date. The "qualification date" is the first day of the first taxable year in which Osisko was a QEF with respect to such U.S. Holder. The election to recognize such gain can only be made if such U.S. Holder's holding period for the Osisko Common Shares includes the qualification date. By electing to recognize such gain, such U.S. Holder will be deemed to have made a timely QEF election. In addition, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if such U.S. Holder failed to file the QEF election documents in a timely manner.

        A QEF election will apply to the taxable year for which such QEF election is made and to all subsequent taxable years, unless such QEF election is invalidated or terminated or the IRS consents to revocation of such QEF election. If a U.S. Holder makes a QEF election and, in a subsequent taxable year, Osisko ceases to be a PFIC, the QEF election will remain in effect (although it will not be applicable) during those taxable years in which Osisko is not a PFIC. Accordingly, if Osisko becomes a PFIC in another subsequent taxable year, the QEF election will be effective and the U.S. Holder will be subject to the QEF rules described above during any such subsequent taxable year in which Osisko qualifies as a PFIC. In addition, the QEF Election will remain in effect (although it will not be applicable) with respect to a U.S. Holder even after such U.S. Holder disposes of all of such U.S. Holder's direct and indirect interest in the relevant corporation's shares. Accordingly, if such U.S. Holder reacquires an interest in Osisko such U.S. Holder will be subject to the QEF rules described above for each taxable year in which Osisko is a PFIC.

        Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a QEF election with respect to Osisko and any Subsidiary PFIC.

        A U.S. Holder of PFIC Shares would also not be subject to the excess distribution regime if the U.S. Holder had made a timely and effective Mark-to-Market Election. A U.S. Holder may make a Mark-to-Market Election with respect to Osisko Common Shares only if such shares are marketable stock. Such shares generally will be "marketable stock" if they are regularly traded on (a) a national securities exchange that is registered with the Securities and Exchange Commission, (b) the national market system established pursuant to section 11A of the U.S. Exchange Act, or (c) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (i) such foreign exchange has trading volume, listing, financial disclosure, and other requirements, and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (ii) the rules of such foreign exchange ensure active trading of listed stocks. Each U.S. Holder should consult its own tax advisor with respect to the availability of a Mark-to-Market Election with respect to Osisko Common Shares.

        A U.S. Holder that makes a Mark-to-Market Election generally will not be subject to the PFIC rules discussed above. However, if a U.S. Holder makes a Mark-to-Market Election after the beginning of such U.S. Holder's holding period for the Osisko Common Shares and such U.S. Holder has not made a timely QEF Election, the PFIC rules discussed above will apply to certain dispositions of, and distributions on, the Osisko Common Shares.

        A U.S. Holder that makes a Mark-to-Market Election will include in ordinary income, for each taxable year in which Osisko is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the Osisko Common Shares as of the close of such taxable year over (b) such U.S. Holder's tax basis in such shares. A U.S. Holder that makes a Mark-to-Market Election will be allowed a deduction in an amount equal to the lesser of (a) the excess, if any, of (i) such U.S. Holder's adjusted tax basis in the Osisko Common Shares over (ii) the fair market value of such shares as of the close of such taxable year or (b) the excess, if any, of (i) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (ii) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years.

        A U.S. Holder that makes a Mark-to-Market Election generally will also adjust such U.S. Holder's tax basis in his Osisko Common Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, upon a sale or other taxable disposition of Osisko Common Shares subject to a Mark-to-Market Election, a U.S. Holder will recognize ordinary income or loss (such loss not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years).

        A Mark-to-Market Election applies to the taxable year in which such Mark-to-Market Election is made and to each subsequent taxable year, unless the Osisko Common Shares cease to be "marketable stock" or the IRS consents to revocation of such election. If a U.S. Holder makes a Mark-to-Market Election and, in a subsequent taxable year, Osisko ceases to be a PFIC, the Mark-to-Market Election will remain in effect (although it will not be applicable) during those taxable years in which Osisko is not a PFIC. Accordingly, if Osisko becomes a PFIC in another subsequent taxable year, the Mark-to-Market Election will be effective and the U.S. Holder will be subject to the Mark-to-Market rules described above during any such subsequent taxable year in which Osisko qualifies as a PFIC. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election with respect to Osisko Common Shares.

        Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the Osisko Common Shares if Osisko is a PFIC, no such election may be made with respect to the stock of any Subsidiary PFIC that a U.S. Holder is treated as owning if such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge described above with respect to deemed dispositions of Subsidiary PFIC stock or distributions from a Subsidiary PFIC.

        U.S. Holders are urged to consult their own U.S. tax advisors regarding the adverse U.S. federal income tax consequences of owning stock of a PFIC and the possibility of making certain elections designed to mitigate those adverse consequences.

Foreign Tax Credit Considerations

        A U.S. Holder that pays (whether directly or through withholding) Canadian income tax in connection with the Offer or in connection with the ownership or disposition of Osisko Common Shares may be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder's U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder's income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

        Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder's U.S. federal income tax liability that such U.S. Holder's "foreign source" taxable income bears to such U.S. Holder's worldwide taxable income. In applying this limitation, a U.S. Holder's various items of income and deduction must be classified, under complex rules, as either "foreign source" or "U.S. source." Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose. Pursuant to the United States-Canada Income Tax Convention, gains of a U.S. Holder that is a resident of the United States for purposes of the Convention may be taxed by Canada only in certain circumstances, and any gains that may be taxed by Canada will generally be treated by the United States as foreign source if the U.S. Holder so elects. However, the amount of a distribution with respect to the Osisko Common Shares that is treated as a "dividend" may be lower for U.S. federal income tax purposes than it is for Canadian income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are very complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Foreign Currency Considerations

        In the case of a U.S. Holder that receives Canadian dollars in connection with the Offer, the amount realized will be based on the U.S. dollar value of the Canadian dollars received on the date of actual or constructive receipt, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars received by a U.S. Holder are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency exchange gain or loss (taxed as U.S.-source ordinary income or loss) on a subsequent disposition or conversion of such Canadian dollars. In the case of a cash basis U.S. Holder (or an accrual basis U.S. Holder that makes an election) that receives Canadian dollars on a subsequent sale, exchange or other taxable disposition of Osisko Common Shares on an established securities market (collectively, the "Disposition"), the amount realized will be based on the U.S. dollar value of the Canadian dollars received on the settlement date of the Disposition. An accrual basis U.S. Holder that does not elect to be treated as a cash basis taxpayer for this purpose will recognize a foreign currency gain or loss for U.S. federal income tax purposes based on the difference between the U.S. dollar value of the Canadian dollars received prevailing on the date of the Disposition and the settlement date. Such foreign currency gain or loss would be treated as U.S.-source ordinary income or loss. Taxable dividends with respect to Osisko Common Shares that are paid in Canadian dollars, including the amount of any Canadian taxes withheld, will be included in the gross income of a U.S. Holder in an amount equal to the U.S. dollar equivalent (determined at the spot rate) on the date of actual or constructive receipt of the dividend, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If Canadian dollars received by a U.S. Holder are not converted into U.S. dollars on the date of receipt, a U.S. Holder may recognize foreign currency exchange gain or loss on a subsequent disposition or conversion of such Canadian dollars. U.S. Holders are urged to consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing Canadian dollars.

Information Reporting and Backup Withholding

        Information returns may be required to be filed with the IRS relating to payments made to particular U.S. Holders. In addition, a U.S. Holder may be subject to a backup withholding tax (currently imposed at a rate of 28%) on those payments unless the holder is an exempt recipient (such as a corporation) or provides its taxpayer identification number and certifies that the holder is exempt from or otherwise not subject to backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the U.S. Holder's U.S. federal income tax liability if the required information is timely furnished to the IRS. U.S. Holders should consult their own tax advisors as to the information reporting and backup withholding tax rules particular to them.

        THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSIDERATIONS APPLICABLE TO HOLDERS OF COMMON SHARES WITH RESPECT TO THE DISPOSITION OF THOSE SHARES PURSUANT TO THE OFFER OR THE OWNERSHIP AND DISPOSITION OF OSISKO COMMON SHARES RECEIVED PURSUANT TO THE OFFER. U.S. HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSIDERATIONS APPLICABLE TO THEM IN THEIR PARTICULAR CIRCUMSTANCES.

23.   Information Agent and Depositary

        Osisko has engaged Kingsdale Shareholder Services Inc. to act as the Information Agent to provide a resource for information for Shareholders.

        Osisko has also engaged Kingsdale Shareholder Services Inc. to act as Depositary under the Offer. In such capacity, the Depositary will receive deposits of certificates representing the Common Shares and accompanying Letters of Transmittal deposited under the Offer at its offices in Toronto, Ontario set out in the Letter of Transmittal. In addition, the Depositary will also receive Notices of Guaranteed Delivery at its office in Toronto, Ontario set out in the Notice of Guaranteed Delivery. The Depositary will be responsible for giving certain notices, if required, and for making payment for all Common Shares purchased by Osisko under the Offer. The Depositary will also facilitate book-entry transfers of Common Shares.

        The Information Agent and the Depositary will receive reasonable and customary compensation from Osisko for their services relating to the Offer and will be reimbursed for certain out-of-pocket expenses. Osisko has also agreed to indemnify the Depositary for certain liabilities, including liabilities under securities laws, and expenses of the Offer.

        Osisko will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of the Common Shares pursuant to the Offer, provided that Osisko may make other arrangements with soliciting dealers and/or information agents. No fee or commission will be payable by Shareholders who transmit their Common Shares directly to the Depositary.

        Shareholders should contact the Information Agent and Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Common Shares with the Depositary. Contact details for the Information Agent and Depositary are provided on the last page of the Offer and Circular.

24.   Legal Matters

        Osisko is being advised in respect of certain Canadian legal matters concerning the Offer by, and the opinions contained under "Certain Canadian Federal Income Tax Considerations" in Section 21 of the Circular, have been provided by Fraser Milner Casgrain LLP, Canadian counsel to Osisko. As of the date hereof, the partners and associates of Fraser Milner Casgrain LLP, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of each of Brett and Osisko.

        Osisko is being advised in respect of certain U.S. legal matters concerning the Offer by, and the opinions contained under "Certain U.S. Income Tax Considerations" in Section 22 of the Circular, have been provided by Goodwin Procter LLP, U.S. counsel to Osisko. As of the date hereof, the partners and associates of Goodwin Procter LLP, as a group, beneficially own, directly or indirectly, less than 1% of the issued and outstanding securities of each of Brett and Osisko.

25.   Expenses of the Offer

        Osisko currently estimates that expenses in the aggregate amount of approximately $1,100,000 will be incurred by Osisko and/or one or more of its affiliates or subsidiaries in connection with the Offer, including legal, accounting, filing and printing costs, information agent and depositary fees, and the cost of preparing and mailing the Offer and Circular and the documentation accompanying the Offer and Circular.

26.   Experts

        Reference should be made to the Section entitled "Interests of Experts" set out in the Annual Information Form which is incorporated by reference into this Offer and Circular. With respect to technical information relating to Osisko contained in the Annual Information Form, Elzéar Belzile, Eng., André-Martin Bouchard, P.Eng., Louis-Pierre Gignac, Eng., Richard Gowans, P.Eng., B. Terrence Hennessey, P.Geo., Michel R. Julien, Eng., Ph.D. and David Runnels, Eng.

        Osisko's auditors are PricewaterhouseCoopers LLP, Chartered Accountants, who have prepared an independent auditors' report dated February 16, 2010 in respect of Osisko's consolidated financial statements as at December 31, 2009 and 2008 and for each of the years then ended. PricewaterhouseCoopers LLP has advised that they are independent with respect to the Corporation within the meaning of the Code of Ethics of the Ordre des comptables agréés du Québec.

27.   Available Information

        Osisko files reports and other information with certain Canadian securities regulatory authorities. These reports and information are available to the public free of charge under the Osisko profile on SEDAR at www.sedar.com.

28.   Stock Exchange Listing Applications

        Osisko has applied to have the Osisko Common Shares issuable in connection with the Offer approved for listing on the TSX. Listing approval with the TSX remains subject to Osisko fulfilling all of the listing requirements of the TSX.

29.   Registration Statement Filed with the SEC

        Osisko has filed a Registration Statement on Form F-8 under the U.S. Securities Act to register the Osisko Common Shares in connection with their offer and sale pursuant to the Offer. The Offer and Circular do not contain all of the information set forth in the Registration Statement. Reference is made to the Registration Statement and the exhibits thereto for further information. The Registration Statement filed with the SEC concerning the Offer, including exhibits, is available free of charge at the SEC's website at www.sec.gov.

30.   Documents Filed as Part of the Registration Statement

        The following documents have been filed with the SEC as part of the Registration Statement on Form F-8: (i) the documents incorporated by referenced under the heading "Documents Incorporated by Reference"; (ii) consent of Fraser Milner Casgrain LLP; (iii) consent of Pricewaterhouse Coopers LLP; (iv) power of attorney authorizing certain signatories to execute the Form F-8; (v) press release dated March 22, 2010 relating to the intention of Osisko to make the Offer; (vi) Support Agreement dated March 21, 2010 between Osisko and Brett; (vii) forms of Lock-Up Agreement between Osisko and the Locked-Up Shareholders; and (viii) consents of Elzéar Belzile, Eng., André-Martin Bouchard, P. Eng., Louis-Pierre Gignac, Eng., Richard Gowans, P.Eng., B. Terrence Hennessey, P.Geo., Michel R. Julien, Eng., Ph.D. and David Runnels, Eng.

31.   Statutory Rights

        Securities legislation in the provinces and territories of Canada provides security holders with, in addition to any other rights they may have at law, one or more rights of rescission, price revision or to damages, if there is a misrepresentation in a circular or notice that is required to be delivered to Shareholders in connection with the Offer. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their Province or Territory for particulars of those rights or consult with a lawyer.

32.   Directors' Approval

        The contents of the Offer and Circular have been approved, and the sending, communication or delivery of the Offer and Circular to the securityholders of Brett has been authorized, by the board of directors of Osisko.

 CONSENT OF COUNSEL

To:   The Directors of Osisko Mining Corporation

        We hereby consent to the reference to our name and opinions contained under "Legal Matters" and "Certain Canadian Federal Income Tax Considerations" in the Circular accompanying the Offer dated April 13, 2010 made by Osisko Mining Corporation to the holders of Common Shares of Brett Resources Inc.

Toronto, Ontario April 13, 2010	(Signed) FRASER MILNER CASGRAIN LLP FRASER MILNER CASGRAIN LLP

To:   The Directors of Osisko Mining Corporation

        We hereby consent to the use of our name under the heading "Legal Matters" in the Circular accompanying the Offer dated April 13, 2010 made by Osisko Mining Corporation to the holders of Common Shares of Brett Resources Inc.

New York, New York April 13, 2010	(Signed) GOODWIN PROCTER LLP GOODWIN PROCTER LLP

 AUDITORS' CONSENT

        We have read the Offer and Circular of Osisko Mining Corporation (the "Company") furnished with the Company's Offer dated April 13, 2010 to purchase all of the issued and outstanding Common Shares of Brett Resources Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

        We consent to the incorporation by reference in the above-mentioned Offer and Circular of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at December 31, 2009 and 2008 and the consolidated statements of operations and comprehensive income (loss), deficit and cash flows for the years then ended. Our report is dated February 16, 2010.

(Signed) PRICEWATERHOUSECOOPER LLP
April 13, 2010	PRICEWATERHOUSECOOPERS LLP
Chartered Accountants

 APPROVAL AND CERTIFICATE

        The contents of the Offer and the Circular have been approved, and the sending, communication or delivery thereof to the securityholders of Brett Resources Inc. has been authorized, by the board of directors of Osisko Mining Corporation.

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer or the securities to be distributed.

DATED: April 13, 2010

(Signed) SEAN ROOSEN Sean Roosen President and Chief Executive Officer	(Signed) BRYAN A. COATES Bryan A. Coates Chief Financial Officer and Vice President, Finance
On behalf of the Board of Directors
(Signed) ROBERT WARES Robert Wares Director	(Signed) SERGE VÉZINA Serge Vézina Director

 SCHEDULE "A"

OSISKO MINING CORPORATION

Unaudited Pro Forma Consolidated Financial Statements
December 31, 2009

OSISKO MINING CORPORATION

PRO FORMA CONSOLIDATED BALANCE SHEET

(unaudited, tabular amounts expressed in thousands of dollars)

	Osisko Mining December 31, 2009	Brett Resources August 31, 2009	Pro Forma Adjustments (note 4)		Pro Forma consolidated
	$	$	$		$
Assets
Current assets
Cash and cash equivalents	673,777	17,287	33,279	a,b	724,343
Short-term investments	84,064	5	—		84,069
Restricted cash	10,760	—	—		10,760
Cash collateral investments	5,452	—	—		5,452
Accounts receivable	37,759	62	—		37,821
Other current assets	790	56	—		846

	812,602	17,410	33,279		863,291
Restricted cash	16,134	—	—		16,134
Investments	5,732	—	—		5,732
Mining assets	504,305	30,042	404,827	c	939,174

	1,338,773	47,452	438,106		1,824,331

Liabilities
Current liabilities
Accounts payable and accrued liabilities	46,047	486	11,500	c	58,033
Current portion of long-term debt	6,155	—	—		6,155

	52,202	486	11,500		64,188
Long-term debt	173,914	—	—		173,914
Future income tax liability	—	665	101,207	c	101,872
Asset retirement obligations	355	—	—		355

	226,471	1,151	112,707		340,329

Shareholders' Equity
Share capital and Warrants	1,122,100	56,449	315,251	a,b,c	1,493,800
Contributed surplus	24,272	2,335	(2,335)	c	24,272
Equity component of convertible debenture	11,036	—	—		11,036
Accumulated other comprehensive income	—	(58)	58		—
Deficit	(45,106)	(12,425)	12,425	c	(45,106)

	1,112,302	46,301	325,399		1,484,002

	1,338,773	47,452	438,106		1,824,331

See accompanying notes to the unaudited pro forma consolidated financial statements.

OSISKO MINING CORPORATION

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

For the year ended December 31, 2009

(unaudited, tabular amounts expressed in thousands of dollars, except per share amounts)

	Osisko Mining December 31, 2009	Brett Resources August 31, 2009	Pro Forma Adjustments (note 4)	Pro Forma consolidated
	$	$	$	$
Expenses
Salaries and fringe benefits	7,762	—	—	7,762
General and administrative expenses	6,143	1,138	—	7,281
Stock-based compensation	3,958	685	—	4,643
Investor relations and corporate development	2,907	58	—	2,965
Amortization	363	53	—	416
Write off of mining assets	—	345	—	345

Loss before the following items	(21,133)	(2,279)	—	(23,412)
Interest income	1,709	85	—	1,794
Foreign exchange gain (loss)	(4,578)	26	—	(4,552)
Share of equity investee loss	(198)	—	—	(198)
Gain on investments	1,430	—	—	1,430
Flow-through costs	—	(66)	—	(66)

Loss before income taxes	(22,770)	(2,234)	—	(25,004)
Future income tax recovery	2,016	824	—	2,840

Net loss for the year	(20,754)	(1,410)	—	(22,164)
Other comprehensive loss
Unrealized loss on short-term investments	—	(5)	—	(5)

Comprehensive loss for the year	(20,754)	(1,415)	—	(22,169)

Net loss per share (note 5)
Basic and Diluted	(0.08)			(0.07)

See accompanying notes to the unaudited pro forma consolidated financial statements.

OSISKO MINING CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS

As at December 31, 2009

(unaudited, tabular amounts expressed in thousands of dollars, except per share amounts)

1.     BASIS OF PRESENTATION

  These unaudited pro forma consolidated financial statements (the "Pro Formas") have been prepared by management in connection with the Osisko Mining Corporation ("Osisko" or the "Company") Offer to Purchase dated April 13, 2010 describing the offer, upon and subject to the terms and conditions set out in the Offer of Purchase, to purchase all of the issued and outstanding common shares of Brett Resources Inc. ("Brett"), including common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities that are convertible into or exchangeable or exercisable for common shares. The Pro Formas have been prepared for illustrative purposes only and give effect to the proposed Acquisition as defined in note 3 and pursuant to the assumptions and adjustments described in note 4. The unaudited pro forma consolidated balance sheet as at December 31, 2009 gives effect to the proposed Acquisition by Osisko as if it had occurred as at December 31, 2009. The unaudited pro forma consolidated statements of operations and comprehensive loss for the year ended December 31, 2009 give effect to the proposed Acquisition by Osisko as if had occurred on January 1, 2009.

  The Pro Formas are not necessarily indicative of the operating results of financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the period presented, nor do they purport to project the results of operations or financials position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the proposed Acquisition, if successful, have been excluded from the Pro Formas.

  In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statements of operations and comprehensive loss, the following historical information, that was prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), was used:

    a)
    the audited consolidated financial statements of Osisko for the year ended December 31, 2009; and

    b)
    the audited consolidated financial statements of Brett for the year ended August 31, 2009

  The Pro Formas do not reflect the unaudited interim consolidated financial statements published by Brett for the three-month period ended November 30, 2009; in Osisko's view the financial condition and results of operations of Brett for that period are substantially unchanged from the audited consolidated financial statements reflected in the Pro Formas.

  The Pro Formas should be read in conjuction with: (i) the description of the transaction in the Offer and Circular, and (ii) the historical financial statements, together with the notes therto, of Osisko and Brett referred to above which are available at www.sedar.com.

  In the opinion of management of Osisko, these Pro Formas include all adjustments necessary for a fair presentation of the transactions described in the notes to the Pro Formas applied on a basis consistent with Osisko's accouting policies.

2.     SIGNIFICANT ACCOUNTING POLICIES

  The accounting policies used in preparing the Pro Formas are set out in Osisko's audited consolidated financial statements for the year ended December 31, 2009. In preparing the Pro Formas, a review of publicly available information was undertaken to identify accounting policy differences between Osisko and Brett. While management believes that the significant accounting policies of Osisko and Brett are consistent in all material respects, accounting policy differences may be identified upon consummation of the proposed Acquisition.

  Certain of Brett's assets and liabilities have been reclassified to conform to Osisko's consolidated financial statements presentation.

  The transaction is expected to be accounted for as a purchase of assets.

3.     ACQUISITION

  Osisko offers to purchase all of the issued and outstanding common shares of Brett, including common shares that may become outstanding after the date of the Offer but before the expiry time of the Offer upon the conversion, exchange or exercise of options, warrants or other securities that are convertible into or exchangeable or exercisable for common shares, on a basis of 0.34 of an Osisko common share and $0.0001 in cash for each common share. In consideration, Osisko will issue approximately 40,891,000 common shares to the shareholders of Brett based on a presumed exercise of all outstanding warrants and options of Brett before the expiry date of the Offer, valued at approximately $371,700,000 based on the closing price of Osisko's common share on March 16, 2010, and approximately $12,000 in cash. The actual results may differ from these amounts due to Osisko's share price at the closing date as well as the final number of issued and outstanding shares purchased.

OSISKO MINING CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS (Continued)

As at December 31, 2009

(unaudited, tabular amounts expressed in thousands of dollars, except per share amounts)

3.     ACQUISITION (Continued)

  The Offer, and therefore the Acquisition, is subject to the satisfaction of a number of conditions. There can be no assurance that the Acquisition will be completed as proposed or at all.

  The unaudited pro forma consolidated financial information assumes the cost of the acquisition will be based on the value of Osisko common shares, cash payment, and related acquisition costs. The assets and the liabilities acquired are to be recorded at their estimated fair market values, which are based on preliminary management estimates and are subject to final valuation adjustments:

$
Purchase price
Osisko Mining Corporation common shares	371,700
Cash	12
Transactions costs	11,500

383,212

$
Net assets acquired
Cash	50,578
Short-term investments	5
Accounts receivable	62
Other current assets	56
Mineral properties	29,666
Property, plant and equipment	376
Bump-up of mineral properties acquired	404,827
Current liabilities	(486)
Future income tax liability	(665)
Future income tax liability related to the bump-up of mineral properties acquired	(101,207)

383,212

4.     PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

  The Pro Formas includes the following assumptions and adjustments:

    a)
    An increase of cash and cash equivalent and Brett's share capital to record the flow-through private placement of 2,637,000 flow-through common shares, closed in December 2009. Each flow-through common share was issued at $2.00 per share, issuance expenses were estimated to $239,000.

    b)
    An increase of cash and cash equivalent and Brett's share capital to record the bought deal of 12,425,000 common shares and the over-allotment option of 1,863,750 common shares, closed in February 2010. Each common share was issued at $2.10. Issuance expenses were estimated to $1,750,000, including the underwriters' fees of 5% on the gross proceeds and expenses of $250,000 payable by Brett.

    c)
    To record the acquisition of Brett Resources Inc. by Osisko Mining Corporation and to adjust for the elimination of the existing shareholders' equity of Brett Resources Inc.

OSISKO MINING CORPORATION

NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS (Continued)

As at December 31, 2009

(unaudited, tabular amounts expressed in thousands of dollars, except per share amounts)

5.     PRO FORMA LOSS PER SHARE

  The following table sets for the computation of pro forma basic and diluted loss per share.

  (unaudited, in thousands of dollars, except per share amounts)

Year ended December 31, 2009
Pro forma consolidated net loss	$22,164
Weighted average common shares outstanding	260,180,000
Shares issued to acquire Brett	40,891,000

Pro forma weighted average common shares of Osisko	301,071,000
Pro forma net loss per share — basic and diluted	$0.07

Any questions and requests for assistance may be directed to the
Depositary and the Information Agent:

The Exchange Tower
130 King Street West, Suite 2950, P.O. Box 361
Toronto, Ontario
M5X 1E2

North American Toll Free Phone:

1-877-659-1824

Email: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

The instructions accompanying this Letter of Transmittal should be read carefully before this Letter of Transmittal is completed. Your broker or other financial advisor can assist you in completing this Letter of Transmittal.

LETTER OF TRANSMITTAL

for deposit of common shares
of

BRETT RESOURCES INC.

pursuant to the Offer dated April 13, 2010
by

OSISKO MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME)
ON MAY 19, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

USE THIS LETTER OF TRANSMITTAL IF:

1.
YOU ARE DEPOSITING ONE OR MORE COMMON SHARE CERTIFICATE(S);

2.
YOU ARE FOLLOWING PROCEDURES FOR BOOK ENTRY TRANSFER WITH DTC AND DO NOT HAVE AN AGENT'S MESSAGE; OR

3.
YOU PREVIOUSLY DEPOSITED COMMON SHARES PURSUANT TO A NOTICE OF GUARANTEED DELIVERY

        This Letter of Transmittal (the "Letter of Transmittal"), or a manually signed facsimile thereof, properly completed and duly executed, together with all other required documents, must accompany the share certificates representing common shares (the "Common Shares") in the capital of Brett Resources Inc. ("Brett") deposited pursuant to the offer (the "Offer") set forth in the Offer to Purchase dated April 13, 2010 (the "Offer to Purchase") made by Osisko Mining Corporation ("Osisko") to holders of Common Shares on the basis of 0.34 of an Osisko Common Share and $0.0001 in cash for each Common Share.

        The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase and accompanying Circular dated April 13, 2010 (together, the "Offer and Circular") shall have the meanings given to them in the Offer and Circular.

        Holders of Common Shares (the "Shareholders") can also accept the Offer by following the procedures for book-entry transfer set forth in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer". A Shareholder accepting the Offer by following the procedures for book-entry transfer does not need to use this Letter of Transmittal unless such Shareholder is following the procedures for book-entry transfer with DTC and does not have an accompanying Agent's Message. A Shareholder who utilizes the procedures for book-entry transfer established by DTC to accept the Offer by causing DTC to deliver an Agent's Message of the book-entry transfer of such Shareholder's Common Shares will be bound by the terms of this Letter of Transmittal as if executed by such Shareholder.

        Where Common Shares are deposited by way of book-entry transfer without delivery of an executed Letter of Transmittal, unless the context otherwise requires, references herein to the "undersigned" are to the person on whose behalf that book-entry transfer is made (notwithstanding that such person has not executed a Letter of

Transmittal). Shareholders, through their respective CDS participants, who use CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a Letter of Transmittal and to be bound by the terms thereof and therefore such instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and the certificate(s) representing the Common Shares is (are) not immediately available or the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer pursuant to the procedure for guaranteed delivery provided that all of the conditions set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", are met. See Instruction 2, "Procedures for Guaranteed Delivery".

        Kingsdale Shareholder Services Inc. (the "Depositary") or your broker or other financial advisor can assist you in completing this Letter of Transmittal (see back page of this document for addresses and telephone numbers). Persons whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should immediately contact such registered holder for assistance if they wish to accept the Offer.

        The Offer will be immediately taxable to a Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act") or a Shareholder who is not resident in Canada for the purposes of the Tax Act and whose Common Shares are "taxable Canadian property" and not "treaty-protected property" (as each term is defined in the Tax Act), unless such Shareholder receives Osisko Common Shares pursuant to the Offer and such Shareholder files a joint tax election form (duly executed by Osisko) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Shareholder who qualifies as an Eligible Holder and wish to make a tax election, you may request a tax election package by completing Box "5" in this Letter of Transmittal. Alternatively, a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be obtained via the internet on Osisko's website at www.osisko.com.

        Delivery of this Letter of Transmittal and accompanying certificate(s) representing Common Shares to the address of the Depositary other than as set forth below does not constitute a valid delivery to the Depositary. You must sign this Letter of Transmittal in the appropriate space provided below and, if you are a U.S. Person (as defined in Instruction 10, "Important Tax Information for U.S. Shareholders"), you must also complete the Substitute Form W-9 set forth on page 9 or a Form W-8, as applicable (see Instruction 10, "Important U.S. Federal Income Tax Information for U.S. Shareholders").

        No fractional Osisko Common Shares will be issued pursuant to the Offer. Where the aggregate number of Osisko Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of an Osisko Common Share being issuable, the number of Osisko Common Shares to be received by such Shareholder will be rounded down to the nearest whole number. Any cash consideration owing to Shareholders pursuant to the Offer Consideration will be rounded up to the next whole cent.

2

TO:	OSISKO MINING CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC.

        The undersigned delivers to you the enclosed certificate(s) for Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Common Shares upon the terms and conditions contained in the Offer. The following are the details of the enclosed certificate(s):

BOX 1
Certificate Number(s) (if available)	Name and Address of Registered Shareholder of Common Shares (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited*

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Letter of Transmittal in above form)

*
Unless otherwise indicated, the total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited. See Instruction 6 herein, "Partial Deposits".

        The undersigned acknowledges receipt of the Offer and Circular and acknowledges entering into a binding agreement between the undersigned and Osisko in accordance with the terms and conditions of the Offer. The undersigned represents and warrants that (a) the undersigned has full power and authority to deposit, sell, assign and transfer the Common Shares covered by this Letter of Transmittal (the "Deposited Shares") and in and to all rights and benefits arising from such Common Shares including, without limitation, any and all Distributions (as defined below) being deposited under the Offer, (b) the Deposited Shares and Distributions have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Deposited Shares and Distributions, to any other person, (c) the deposit of the Deposited Shares and Distributions complies with applicable laws, and (d) when the Deposited Shares and Distributions are taken up and paid for by Osisko, Osisko will acquire good title thereof, free and clear of all liens, restrictions, charges, encumbrances, claims and rights of others in accordance with the terms and conditions set forth in the Offer and in this Letter of Transmittal.

        IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned irrevocably accepts the Offer for and in respect of the Deposited Shares and delivers to Osisko the enclosed Common Share certificate(s) representing the Deposited Shares and, on and subject to the terms and conditions of the Offer, deposits, sells, assigns and transfers to Osisko all right, title and interest of the undersigned in and to the Deposited Shares, and in and to all rights and benefits arising from such Deposited Shares, including any and all dividends, distributions, payments, securities, property or other interests which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Deposited Shares or any of them on and after the date of the Offer (other than any dividend, distribution or payment in respect of which a reduction in the price of the Offer is made pursuant to Section 9 of the Offer to Purchase, "Changes in Capitalization; Adjustments; Liens"), including any dividends, distributions or payments on such dividends, distributions, payments, securities, property or other interests (collectively, "Distributions").

        If, on or after the date of the Offer, Brett should divide, combine, reclassify, consolidate, convert or otherwise change any of the Common Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then Osisko may, in its sole discretion and without prejudice to its rights under Section 4 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the offered consideration or other terms of the Offer (including the type of securities offered to be purchased and the consideration payable therefor).

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        Common Shares acquired pursuant to the Offer shall be transferred by such Shareholder and acquired by Osisko free and clear of all liens, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom, the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or after the date of the Offer on or in respect of the Common Shares but subject to any Common Shares being validly withdrawn by or on behalf of a depositing Shareholder.

        If, on or after the date of the Offer, Brett should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to any Common Shares, which is or are payable or distributable to Shareholders of record on a date prior to the transfer into the name of Osisko or its nominees or transferees on the securities register maintained by or on behalf of Brett in respect of Common Shares, then the whole of any such dividend, distribution, payment, right or other interest will be promptly remitted and transferred by the depositing Shareholder to the Depositary for the account of Osisko accompanied by appropriate documentation of transfer. Pending such remittance, Osisko will be entitled to any such dividend, distribution, payment, right or other interest and may deduct from the purchase price payable by Osisko pursuant to the Offer the amount or value thereof, as determined by Osisko in its sole discretion.

        Shareholders whose Common Share certificate(s) is (are) not immediately available or who cannot cause their Common Share certificate(s) and all other required documents to be delivered to the Depositary at or before the Expiry Time must deliver their Common Shares according to the guaranteed delivery procedures set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

        The undersigned irrevocably approves, constitutes and appoints, effective on and after the date that Osisko takes up and pays for the Deposited Shares taken up and paid for under the Offer (which shares upon being taken up and paid for are, together with any Distributions thereon, hereinafter referred to as the "Purchased Securities"), certain officers of Osisko and any other person designated by Osisko in writing (each an "Appointee") as the true and lawful agents, attorneys and attorneys-in-fact and proxies, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), of the depositing Shareholder with respect to the Purchased Securities. This Letter of Transmittal or the making of a book-entry transfer authorizes an Appointee, in the name and on behalf of the undersigned (a) to register or record the transfer and/or cancellation of such Purchased Securities (to the extent consisting of securities) on the appropriate register maintained by or on behalf of Brett; (b) for so long as any Purchased Securities are registered or recorded in the name of the undersigned (whether or not they are now so registered or recorded), to exercise any and all rights of the undersigned including the right to vote, to execute and deliver any and all instruments of proxy, authorizations or consents in form and on terms satisfactory to the Offeror in respect of any or all Purchased Securities, to revoke any such instrument, authorization or consent, and to designate in such instrument, authorization or consent any person or persons as the proxy of the undersigned in respect of the Purchased Securities for all purposes including in connection with any meeting or meetings (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition Transaction) of holders of relevant securities of Brett; (c) to execute, endorse and negotiate, for and in the name of and on behalf of such Shareholder, any and all cheques or other instruments representing any Distribution payable to or to the order of, or endorsed in favour of, such Shareholder; (d) to exercise any other rights of a holder of Purchased Securities; and (e) execute all such further and other documents, transfers or other assurances as may be necessary or desirable in the sole judgement of Osisko to effectively convey Purchased Securities to Osisko.

        The undersigned revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the Shareholder at any time with respect to the Deposited Shares or any Distributions. The undersigned agrees that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise will be granted with respect to the Deposited Shares or any Distributions by or on behalf of the undersigned unless the Deposited Shares are not taken up and paid for under the Offer.

        The undersigned agrees not to vote any of the Purchased Securities at any meeting (whether annual, special or otherwise or any adjournment thereof, including any meeting to consider a Subsequent Acquisition

4

Transaction) of holders of relevant securities of Brett and not to exercise any of the other rights or privileges attached to the Purchased Securities, and agrees to execute and deliver to Osisko any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities, and agrees to appoint in any such instruments of proxy, authorizations or consents, the person or persons specified by Osisko as the proxy of the holder of the Purchased Securities. Upon such appointment, all prior proxies and other authorizations (including all appointments of any agent, attorney-in-fact or attorney) or consents given by the holder of such Purchased Securities with respect thereto will be revoked and no subsequent proxies or other authorizations or consents may be given by such person with respect thereto.

        The undersigned covenants to execute, upon request of Osisko, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities to Osisko. Each authority herein conferred or agreed to be conferred and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, executors, administrators, attorneys, personal representatives, successors and assigns of the undersigned.

        The undersigned instructs Osisko and the Depositary, upon Osisko taking up the Deposited Shares, to mail the cheques, payable in Canadian funds, and certificate(s) representing the Osisko Common Shares, by first class mail, postage prepaid, or to hold such cheques and share certificate(s) representing the Osisko Common Shares for pick-up, in accordance with the instructions below. Any Deposited Shares that are not taken up and paid for by Osisko pursuant to the terms and conditions of the Offer for any reason will be returned, at Osisko's expense, to the depositing Shareholder as soon as practicable after the Expiry Time or withdrawal or termination of the Offer, by either (i) sending certificates representing the Common Shares not purchased by first-class mail to the address of the depositing Shareholder specified in this Letter of Transmittal or, if such name or address is not so specified, in such name and to such address as shown on the securities registers maintained by or on behalf of Brett or (ii) in the case of Common Shares deposited by book-entry transfer of such Common Shares pursuant to the procedures set out in Section 3 of the Offer, "Manner of Acceptance — Acceptance by Book-Entry Transfer", crediting such Common Shares to the depositing holder's account maintained with CDS or DTC, as applicable.

        The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid by Osisko or by the Depositary to persons depositing the Common Shares on the purchase price of the Common Shares purchased by Osisko, regardless of any delay in making such payment.

        The Depositary will act as the agent of persons who have deposited Common Shares in acceptance of the Offer for the purposes of receiving certificates for Osisko Common Shares and cash payment from Osisko and transmitting such certificates and such cash payment to such persons, and receipt thereof by the Depositary shall be deemed to constitute receipt thereof by persons depositing Common Shares.

        The undersigned acknowledges that the Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction.

        By reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned, Osisko and the Depositary shall be deemed to have required that any contract evidenced by the Offer as accepted through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l'utilisation d'une lettre d'envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par l'offre et son acceptation au moyen de la présente lettre d'envoi, de même que tous les documents qui s' y rapportent, soient rédigés exclusivement en langue anglaise.

5

BOX 2 (See Instructions 3 and 4)
REGISTER OSISKO COMMON SHARES IN / ISSUE CHEQUE PAYABLE TO THE FOLLOWING
IN THE NAME OF: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code
Telephone — Business Hours
Tax Identification, Social Insurance or Social Security No. (See Substitute Form W-9 included herein)

BOX 3 (See Instructions 3 and 4)
DELIVER OSISKO COMMON SHARE CERTIFICATE(S) AND CHEQUE
(UNLESS BOX 4 IS CHECKED) TO: (please print or type)
Name
Street Address and Number
City and Province or State
Country and Postal Code

BOX 4
☐ HOLD OSISKO COMMON SHARES AND CHEQUE FOR PICK-UP AGAINST COUNTER RECEIPT AT THE OFFICE OF THE DEPOSITARY WHERE THIS LETTER OF TRANSMITTAL IS DEPOSITED

6

 SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 4):
Dated:
Authorized Signature of Guarantor	Signature of holder of Common Shares or Authorized Representative — See Instructions 3 and 5
Name of Guarantor (please print or type)	Name of holder of Common Shares (please print or type)
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable
Daytime telephone number and facsimile of holder of Common Shares or daytime telephone number and facsimile Authorized Representative
Tax Identification, Social Insurance or Social Security Number of holder of Common Shares

BOX 5

TAX DEFERRAL ELECTION FOR CANADIAN TAX PURPOSES

☐ Check this box if the beneficial owner of the Deposited Shares represented by the certificate(s) listed in Box 1 (i) is an "Eligible Holder" (defined below), and (ii) would like to make the joint tax election with Osisko described in Section 21 of the Circular, "Certain Canadian Federal Income Tax Considerations — Resident Shareholders Who Accept the Offer — Exchange of Common Shares for Osisko Common Shares and Cash — Section 85 Election", in respect of such Osisko Common Shares that are received as partial consideration for such Deposited Shares. Eligible Holders who check this box and submit this Letter of Transmittal will receive a tax instruction letter providing instructions on how to complete the forms that must be completed and sent by the Eligible Holder in accordance with the procedures set out in the tax instruction letter no later than 90 days after the Expiry Time.

The joint tax election can only be made by a beneficial owner of Common Shares who is an Eligible Holder, and who receives Osisko Common Shares as partial consideration for such deposited Common Shares. No joint tax election will be made with any other persons.

An "Eligible Holder" means a beneficial owner of Common Shares that is (i) a resident of Canada for the purposes of the Tax Act other than a Tax Exempt Person, (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all the members of which that are residents of Canada are Tax Exempt Persons), or (iii) a non-resident of Canada for the purposes of the Tax Act and any applicable income tax treaty whose Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) and who is not exempt for Canadian tax in respect of any gain realized on the disposition of Common Shares by reason of an exemption contained in an applicable income tax treaty.

Eligible Holders should consult their own advisors as to whether they should make this tax election and (if so) the procedure for doing so. Compliance with the requirements to ensure a valid election is filed under subsection 85(1) or (2) of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) will be the sole responsibility of the Eligible Holder making such election. Accordingly, neither Osisko nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election form or to properly file it within the time prescribed and in the form prescribed under the Tax Act (and the corresponding provisions of any applicable provincial tax legislation).
☐
Eligible Holders who check the box above and who would like to make a similar election for Québec income tax purposes must also check this box to receive a tax instruction letter relating to such Québec tax election from the Depositary.

7

BOX 6
TO BE COMPLETED BY ALL SHAREHOLDERS BY SELECTING ONE BOX BELOW
☐	The undersigned represents that he or she is a resident of Canada for tax purposes.
OR
☐	The undersigned represents that he or she is not a resident of Canada for tax purposes.
OR
☐
The undersigned represents that he or she is not a resident of Canada for tax purposes, but is a resident of the following country as may be provided pursuant to the terms of a tax treaty entered into between Canada and the aforesaid country, where applicable:

BOX 7
DEPOSIT PURSUANT TO NOTICE OF GUARANTEED DELIVERY (See Instruction 2)
☐
CHECK HERE IF COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE TORONTO, ONTARIO OFFICE OF THE DEPOSITARY AND COMPLETE THE FOLLOWING:
(Please print or type)
Name of Registered Holder:
Date of Execution of Guaranteed Delivery:
Window Ticket Number (if any):
Name of Institution which Guaranteed Delivery:

BOX 8
STATUS AS U.S. SHAREHOLDER
TO BE COMPLETED BY ALL HOLDERS BY SELECTING ONE BOX BELOW (See Instruction 10)
Indicate whether or not you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder.
☐ The person signing this Letter of Transmittal represents that he/she/it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.
☐ The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

"U.S. Shareholder" is any holder of Common Shares that is either (a) providing an address in Box 2 that is located within the United States or any territory or possession thereof or (b) that is a U.S. Person for United States federal income tax purposes as more fully described under Instruction 10, "Important U.S. Federal Income Tax Information for U.S. Shareholders".

If you are a U.S. Shareholder or acting on behalf of a U.S. Shareholder, then in order to avoid U.S. backup withholding, you must generally complete (i) the Substitute Form W-9 included below or otherwise provide certification that you are exempt from backup withholding, as provided in Instruction 10, "Important Tax Information For U.S. Shareholders", or (ii) the relevant IRS Form W-8, as applicable.

If you are a U.S. Shareholder, you must also complete the accompanying
Substitute Form W-9 or the relevant IRS Form W-8, as applicable

8

 SUBSTITUTE FORM W-9
TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY

PAYER'S NAME: Kingsdale Shareholder Services Inc.

SUBSTITUTE Form W-9 Department of the Treasury Internal Revenue Service Payor's Request for Taxpayer Identification Number ("TIN")

Part I — Taxpayer Identification
Number — For all accounts, enter your taxpayer identification number on the appropriate line at right. Certify by signing and dating below. For further instructions, including if the account is held in more than one name, see Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
 Name
	Business Name		Social Security Number OR Employer Identification Number (If awaiting TIN, write "Applied For")
Please check appropriate box
	☐ ☐ ☐ ☐	Individual/Sole Proprietor Corporation Partnership ☐ Other Limited Liability Company. Enter the tax classification (D = disregarded entity, C = corporation, P = partnership):
Part II — For Payees exempt from backup withholding, see the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, check the Exempt box below, and complete the Substitute Form W-9.
Exempt ☐
Address City, State, Zip Code

Part III — Certification — Under penalties of perjury, I certify that:
(1)	The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me); and
(2)	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and
(3)	I am a U.S. Person for U.S. federal income tax purposes (including a U.S. resident alien).
Certification Instructions — You must cross out item (2) above if you have been notified by the IRS that you are subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines).

Signature	Date

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU
WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that, notwithstanding the information I provided in Part III of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), with respect to interest and dividend payments, and certain payments made with respect to readily tradable instruments, I will generally have 60 days to get a TIN and give it to the requester before I am subject to backup withholding on payments. This 60-day rule does not apply to other types of payments. I understand that I will be subject to backup withholding on all such payments until I provide a TIN to the requester.
Signature	Date

Note: Failure to complete and return this Substitute Form W-9 may subject you to applicable Federal income tax withholding on any payments made to you. Please review the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 for additional details.

9

INSTRUCTIONS

1.     Use of Letter of Transmittal

  (a)
  This Letter of Transmittal, or a manually signed facsimile thereof, properly completed and duly executed, in either case with the signature(s) guaranteed if required in Instruction 4 below, and all other documents required by the terms of the Offer and this Letter of Transmittal, together with the accompanying certificate or certificates representing the Deposited Shares, must be received by the Depositary at the offices specified on the back cover page before the Expiry Time, being 5.00 p.m., Toronto time, on May 19, 2010, unless the Offer is extended or withdrawn or unless the procedures for guaranteed delivery set out in Instruction 2 below are used.

  (b)
  The method of delivery of certificates representing Common Shares, this Letter of Transmittal and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received. Osisko recommends that all such documents be delivered by hand to the Depositary and that a receipt be obtained or, if mailed, that registered mail, with return receipt requested, be used and that proper insurance be obtained.

  (c)
  Shareholders who wish to accept the Offer and whose Common Shares are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their Common Shares.

2.     Procedures for Guaranteed Delivery

        If a Shareholder wishes to deposit Common Shares pursuant to the Offer and either (i) the certificate(s) representing the Common Shares is (are) not immediately available or (ii) the Shareholder is not able to deliver the certificate(s) and all other required documents to the Depositary at or prior to the Expiry Time, those Common Shares may nevertheless be deposited under the Offer provided that all of the following conditions are met:

  (a)
  the deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  a Notice of Guaranteed Delivery (printed on blue paper) in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery, is received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing the Deposited Shares, in proper form for transfer, together with this properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Common Shares, with any required signature guarantees and all other documents required by this Letter of Transmittal, are received by the Depositary at its principal office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery at or prior to 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

        The Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by electronic facsimile to the Depositary at its office in Toronto, Ontario as set out in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying share certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Industry Regulator Authority or banks or trust companies in the United States.

10

3.     Signatures

        No signature guarantee is required on this Letter of Transmittal if:

  (a)
  this Letter of Transmittal is signed by the registered holder of Common Shares exactly as the name of the registered holder appears on the Common Share certificate deposited herewith, and the certificates for Osisko Common Shares issuable and the cash payable under the Offer, are to be delivered directly to such registered holder, or

  (b)
  Common Shares are deposited for the account of an Eligible Institution.

        In all other cases, all signatures on this Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate representing Common Shares is registered in the name of a person other than the signatory of this Letter of Transmittal or if the certificates for Osisko Common Shares issuable and the cash payable are to be delivered to a person other than the registered holder, the certificate must be endorsed or accompanied by an appropriate power of attorney, in either case, signed exactly as the name of the registered holder appears on the certificate with the signature on the certificate or power of attorney guaranteed by an Eligible Institution.

4.     Guarantee of Signatures

        If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares or if Deposited Shares not purchased are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Brett or if payment is to be issued in the name of a person other than the registered holder(s) of the Deposited Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5.     Fiduciaries, Representatives and Authorizations

        Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Either Osisko or the Depositary, in their sole discretion, may require additional evidence of such person's authority or additional documentation.

6.     Partial Deposits

        If less than the total number of Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, new certificate(s) for the number of Common Shares not deposited will be sent to the registered holder unless otherwise provided as soon as practicable after the Expiry Time. The total number of Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7.     Governing Law

        The Offer and agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

8.     Miscellaneous

  (a)
  If the space on this Letter of Transmittal is insufficient to list all certificates for Deposited Shares, additional certificate numbers and number of Deposited Shares may be included on a separate signed list affixed to this Letter of Transmittal.

  (b)
  If Deposited Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

  (c)
  No alternative, conditional or contingent deposits will be accepted. All depositing holders of Common Shares by execution of this Letter of Transmittal or a facsimile hereof waive any right to receive any notice of the acceptance of Deposited Shares for payment, except as required by applicable law.

11

  (d)
  Before completing this Letter of Transmittal, you are urged to read the accompanying Offer and Circular.

  (e)
  All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Common Shares deposited pursuant to the Offer will be determined by Osisko in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Osisko reserves the absolute right to reject any and all deposits which it determines not to be in proper form or which may be unlawful to accept under the laws of any jurisdiction. Osisko reserves the absolute right to waive any defects or irregularities in the deposit of any Common Shares. No deposit of Common Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. There shall be no duty or obligation on Osisko or the Depositary or any other person to give notice of any defects or irregularities in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Osisko's interpretation of the terms and conditions of the Offer, the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery will be final and binding. Osisko reserves the right to permit the Offer to be accepted in a manner other than that set out herein.

  (f)
  Under no circumstance will any amount be paid by Osisko or the Depositary by reason of any delay in exchanging any Common Shares to any person on account of Common Shares accepted for exchange pursuant to the Offer.

  (g)
  Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at its office at the address listed below.

9.     Lost Certificates

        If a share certificate has been lost or destroyed, mutilated or mislaid, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary as soon as possible. The Depositary will forward such letter to Brett's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a certificate has been lost, destroyed, mutilated or mislaid, please ensure that you provide your telephone number so that the Depositary or Brett's transfer agent may contact you.

10.   Important U.S. Federal Income Tax Information for U.S. Shareholders

        To ensure compliance with Internal Revenue Service Circular 230, you are hereby notified that any discussion of tax matters set forth in this Letter of Transmittal was written in connection with the promotion or marketing of the transactions or matters addressed herein and was not intended or written to be used, and cannot be used by any person, for the purpose of avoiding tax-related penalties under federal, state, or local tax law. You should seek advice based on your particular circumstances from an independent tax advisor.

        The tax consequences of the Offer to holders of Common Shares are complex, and depend upon each Shareholder's particular circumstances. See the Circular under the heading "Certain Material U.S. Federal Income Tax Considerations" for further details.

        You are urged to consult your own tax advisors regarding the tax consequences of the Offer to you, including the tax consequences that may pertain if Brett and/or Osisko were deemed a "passive foreign investment company" or "controlled foreign corporation" for U.S. federal income tax purposes.

        To prevent backup withholding on any payment made to a U.S. Shareholder (or person acting on behalf of a U.S. Shareholder), with respect to Common Shares deposited, each U.S. Shareholder that is a U.S. person (as defined below) must either (1) provide his correct TIN or EIN by completing the Substitute Form W-9 set out in this document, which requires such Shareholder to certify under penalty of perjury: (i) that the TIN or EIN provided is correct (or that such Shareholder is awaiting a TIN or EIN); (ii) that (x) the Shareholder is exempt from backup withholding; (y) the Shareholder has not been notified by the Internal Revenue Service that such Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends; or (z) the IRS has notified the Shareholder that such Shareholder is no longer subject to backup withholding; and (iii) that the Shareholder is a U.S. person (including a U.S. resident alien), or (2) otherwise establish a basis for exemption from backup withholding. If you are a U.S. Shareholder that is not a U.S. Person but provides a mailing address in the United States, you may be required to furnish an applicable IRS Form W-8 to avoid backup withholding. You should speak to your tax advisor to obtain this form.

12

        If backup withholding applies, the Depositary is required to withhold 28% of the amount of any gross payments made pursuant to the Offer. Backup withholding is not an additional tax. Amounts withheld are creditable against the U.S. Shareholder's regular United States federal income tax liability, and any amount overwithheld generally will be refundable to the U.S. Shareholder if the U.S. Shareholder properly files a United States federal income tax return.

        Certain U.S. Shareholders are exempt from backup withholding. To prevent possible erroneous backup withholding, an exempt Shareholder must enter its correct TIN or EIN in Part 1 of the Substitute Form W-9, write "Exempt" in Part 2 of such form, and sign and date the form. See the "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" that follow these instructions.

        You are a U.S. person ("U.S. Person"), if you are, for U.S. federal income tax purposes, (1) an individual citizen or a resident of the United States (including a U.S. resident alien), (2) a partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, or any state thereof (including the District of Columbia), (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court can exercise primary supervision over the trust's administration and one or more U.S. Persons are authorized to control all substantial decisions of the trust or certain other electing trusts.

        The TIN is generally the U.S. Person's U.S. Social Security number or the U.S. federal employer identification number. The U.S. Person is required to furnish the TIN of the registered holder of the Common Shares. The enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" explain the proper certification to use if the Common Shares are registered in more than one name or are not registered in the name of the actual owner. The U.S. Shareholder may write "Applied For" on the Substitute Form W-9 if the tendering U.S. Person has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. In such case, the Depositary may withhold 28% of the gross proceeds of any payment made to such Shareholder prior to the time a properly certified TIN or EIN is provided to the Depositary. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally a U.S. Shareholder will have 60 days to get a TIN and give it to the requester before such Shareholder is subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. A U.S. Shareholder will be subject to backup withholding on all such payments until such Shareholder provides its TIN to the requester. See the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional instructions.

        Failure to provide the required information on the Substitute Form W-9 may subject the tendering U.S. Person to a penalty imposed by the Internal Revenue Service and backup withholding at the rate of 28% on any payment made pursuant to the Offer. More serious penalties may be imposed for providing false information which, if wilfully done, may result in fines and/or imprisonment.

        Shareholders that are not U.S. Persons but provide a mailing address in the United States will need to submit a properly completed IRS Form W-8BEN or other appropriate IRS Form W-8 signed under penalty of perjury. You should speak to your tax advisor to obtain this form. A failure to properly complete and furnish the appropriate IRS Form W-8 may result in backup withholding.

        Each U.S. Shareholder is urged to consult his or her own tax advisor to determine whether such U.S. Shareholder is required to furnish Substitute Form W-9, is exempt from backup withholding and information reporting, or is required to furnish an IRS Form W-8.

11.   Assistance

        THE DEPOSITARY (SEE BACK COVER PAGE FOR ITS ADDRESS AND TELEPHONE NUMBER) OR YOUR INVESTMENT DEALER, STOCKBROKER, TRUST COMPANY MANAGER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL.

        THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE (TOGETHER WITH CERTIFICATES FOR DEPOSITED SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY AT OR PRIOR TO THE EXPIRY TIME.

13

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION
NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer — Social Security numbers ("SSNs") have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers ("EINs") have nine digits separated by only one hyphen: i.e., 00-0000000. All "section" references are to the Internal Revenue Code of 1986, as amended. "IRS" is the Internal Revenue Service.

Specific Instructions

Name. If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name.

If the account is in joint names, list first and then circle the name of the person or entity whose number you enter in Part I of the form.

Sole proprietor. Enter your individual name as shown on your income tax return on the "Name" line. You may enter your business, trade, or "doing business as (DBA)" name on the "Business name" line.

Limited liability company (LLC). Check the "Limited Liability Company" box only and enter the appropriate code for the tax classification ("D" for disregarded entity, "C" for corporation, "P" for partnership) in the space provided. If you are a single-member LLC (including a foreign LLC with a domestic owner) that is disregarded as an entity separate from its owner under Treasury Regulations section 301.7701-3, enter the owner's name on the "Name" line. Enter the LLC's name on the "Business name" line. For an LLC classified as a partnership or a corporation, enter the LLC's name on the "Name" line and any business, trade, or DBA name on the "Business name" line.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Other entities. Enter your business name as shown on required Federal tax documents on the "Name" line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the "Business name" line.

Note. You are requested to check the appropriate box for your status (individual/sole proprietor, corporation, etc.)

Exempt From Backup Withholding

If you are exempt, enter your name as described above and check the appropriate box for your status, then check the "Exempt" box in Part II, sign and date the form.

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends.

Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding.

Exempt payees. Backup withholding is not required on any payments made to the following payees:

1.
An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2),

2.
The United States or any of its agencies or instrumentalities,

3.
A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities,

4.
A foreign government or any of its political subdivisions, agencies, or instrumentalities, and

5.
An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

1.
A corporation,

2.
A foreign central bank of issue,

3.
A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States,

4.
A futures commission merchant registered with the Commodity Futures Trading Commission,

5.
A real estate investment trust,

6.
An entity registered at all times during the tax year under the Investment Company Act of 1940,

14

7.
A common trust fund operated by a bank under section 584(a), and

8.
A financial institution.

9.
A middleman known in the investment community as a nominee or custodian, or

10.
A trust exempt from tax under section 664 or described in section 4947.

Part I — Taxpayer Identification Number (TIN)

Enter your TIN on the appropriate line.

If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it on the Social Security number line. If you do not have an ITIN, see How to get a TIN below.

If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN.

If you are an LLC that is disregarded as an entity separate from its owner (see Limited liability company (LLC) above), enter your SSN (or EIN, if you have one). If the owner of a disregarded LLC is classified as a corporation or a partnership, enter the owner's EIN.

Note: See the chart on the next page for further clarification of name and TIN combinations.

How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form on-line at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Get Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses/ and clicking on Employer ID Numbers under Related Topics. You may get Forms W-7 and SS-4 from the IRS by calling 1-800 -TAXFORM (1-800-829-3676) or from the IRS's Internet Web Site at www.irs.gov.

If you do not have a TIN, write "Applied For" in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester.

Note: Writing "Applied For" means that you have already applied for a TIN or that you intend to apply for one soon.

Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8.

Part III — Certification

To establish to the withholding agent that you are a U.S. Person, or resident alien, sign Form W-9. For a joint account, only the person whose TIN is shown in Part I should sign (when required).

Privacy Act Notice

Section 6109 of the Internal Revenue Code requires you to give your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, and the District of Columbia to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, or to Federal and state agencies to enforce Federal non tax criminal laws and to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

15

What Name and Number To Give the Requestor

For this type of account:		Give name and SSN or EIN of:

1.	Individual	The individual

2.	Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)

3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)

4.	a. The usual revocable savings trust (grantor is also trustee)	The grantor trustee(1)

	b. So-called trust account that is not a legal or valid trust under state law	The actual owner

5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)

6.	Disregarded entity not owned by an individual	The owner

7.	A valid trust, estate, or pension trust	Legal entity(4)

8.	Corporate or LLC electing corporate status on Form 8832	The corporation

9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization

10.	Partnership or multi-member LLC	The partnership

11.	A broker or registered nominee	The broker or nominee

12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

1.
List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

2.
Circle the minor's name and furnish the minor's SSN

3.
You must show your individual name, but you may also enter your business or "DBA" name on the second name line. You may use either your SSN or EIN (if you have one). If you are a sole proprietor, the IRS encourages you to use your SSN.

4.
List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note: If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed.

Penalties

1.
Penalty for Failure to Furnish Taxpayer Identification Number. If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

2.
Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

3.
Criminal Penalty for Falsifying Information. Falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

16

The Depositary for the Offer is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:
 1-877-659-1824
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

Your broker or other financial advisor can assist you in completing this Notice of Guaranteed Delivery.

THIS IS NOT A LETTER OF TRANSMITTAL

NOTICE OF GUARANTEED DELIVERY
for deposit of common shares
of
BRETT RESOURCES INC.
Pursuant to the Offer dated April 13, 2010 made
by
OSISKO MINING CORPORATION

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME)
ON MAY 19, 2010, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN

        This Notice of Guaranteed Delivery must be used to accept the offer (the "Offer") set forth in the Offer dated April 13, 2010 (the "Offer") made by Osisko Mining Corporation ("Osisko") for share certificates representing common shares (the "Common Shares") of Brett Resources Inc. ("Brett") only if certificates representing the Common Shares to be deposited are not immediately available or if the holder of Common Shares (each, a "Shareholder") is not able to deliver the certificates and all other required documents to Kingsdale Shareholder Services Inc. (the "Depositary") at or prior to the Expiry Time. This Notice of Guaranteed Delivery may be delivered by hand, by courier, by mail or transmitted by facsimile to the Depositary at its principal office in Toronto, Ontario at the address or facsimile number, as applicable, set out below.

        The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer and accompanying Circular dated April 13, 2010 (together, the "Offer and Circular") shall have the meanings given to them in the Offer and Circular.

        As set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery", if a Shareholder wishes to accept the Offer and either (i) the certificates representing such Shareholder's Common Shares are not immediately available or (ii) such Shareholder cannot deliver the certificates and Letter of Transmittal to the Depositary by the Expiry Time, those Common Shares may nevertheless be deposited under the Offer, provided that all of the following conditions are met:

  (a)
  such deposit is made only at the principal office of the Depositary in Toronto, Ontario by or through an Eligible Institution;

  (b)
  this Notice of Guaranteed Delivery (or a manually signed facsimile hereof), properly completed and duly executed, including a guarantee to deliver by an Eligible Institution in the form specified below, is received by the Depositary at its principal office in Toronto, Ontario as set out below, at or prior to the Expiry Time; and

  (c)
  the certificate(s) representing the Deposited Shares in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile thereof), relating to such Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by the Letter of Transmittal, are received by the Depositary by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

        An "Eligible Institution" means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Industry Regulatory Organization of Canada, members of the Financial Regulatory Authority or banks or trust companies in the United States.

        The undersigned understands and acknowledges that payment for Common Shares deposited and taken up by Osisko under the Offer will be made only after timely receipt by the Depositary of certificate(s) representing the Common Shares, a Letter of Transmittal, or a manually signed facsimile thereof, properly completed and executed, covering such Common Shares, with the signature(s) guaranteed, if so required, in accordance with the instructions set out in the Letter of Transmittal, and all other documents required by the Letter of Transmittal before 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

        The undersigned further understands and acknowledges that under no circumstances will interest accrue or be paid by Osisko or the Depositary to persons depositing Common Shares on the purchase price of Common Shares purchased by Osisko, regardless of any delay in making such payment, and that the consideration for Common Shares tendered pursuant to the guaranteed delivery procedures will be the same as that for Common Shares delivered to the Depositary before the Expiry Time, even if Common Shares to be delivered pursuant to the guaranteed delivery procedures are not so delivered to the Depositary, and therefore payment by the Depositary on account of such Common Shares is not made, until after the take up and payment for Common Shares under the Offer.

        The Offer will be immediately taxable to a Shareholder who is resident in Canada for the purposes of the Income Tax Act (Canada) (the "Tax Act") or a Shareholder who is not resident in Canada for the purposes of the Tax Act and whose Common Shares are "taxable Canadian property" and not "treaty-protected property" (as each term is defined in the Tax Act), unless such Shareholder receives Osisko Common Shares pursuant to the Offer and such Shareholder files a joint tax election form (duly executed by Osisko) with the Canada Revenue Agency and any applicable provincial tax authority by the applicable deadline, in which case a full or partial tax deferral may be obtained. If you are a Shareholder who qualifies as an Eligible Holder and wish to make a tax election, you may request a tax election package by completing Box "5" in the Letter of Transmittal. Alternatively, a tax election package, consisting of the relevant federal tax election forms and a letter of instructions, may be obtained via the internet on Osisko's website at www.osisko.com.

        No fractional Osisko Common Shares will be issued pursuant to the Offer. Where the aggregate number of Osisko Common Shares to be issued to a Shareholder as consideration under the Offer would result in a fraction of a Osisko Common Share being issuable, the number of Osisko Common Shares to be received by such Shareholder will be rounded down to the nearest whole number. Any cash consideration owing to Shareholders pursuant to the Offer Consideration will be rounded up to the next whole cent.

        Shareholders whose Common Shares are registered in the name of an investment broker, stock broker, bank, trust company or other nominee should immediately contact such nominee for assistance in depositing their Common Shares with the Depositary. Contact details for the Depositary are provided at the end of this Notice of Guaranteed Delivery.

        Each authority herein conferred or agreed to be conferred is irrevocable and may be exercised during any subsequent legal incapacity of the undersigned and shall, to the extent permitted by law, survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned.

        Any deposited Common Shares that are not taken up and paid for by Osisko pursuant to the terms and conditions of the Offer for any reason will be returned, at Osisko's expense, in accordance with the procedures set out in the Letter of Transmittal and the Offer to Purchase and Circular.

2

TO:	OSISKO MINING CORPORATION
AND TO:	KINGSDALE SHAREHOLDER SERVICES INC., AS DEPOSITARY

        DO NOT SEND CERTIFICATES FOR COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. CERTIFICATES FOR COMMON SHARES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

        DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO ANY OFFICE OTHER THAN THE TORONTO OFFICE OF THE DEPOSITARY AS SET FORTH BELOW OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA FACSIMILE TO A NUMBER OTHER THAN THE NUMBER SET FORTH BELOW DOES NOT CONSTITUTE DELIVERY FOR PURPOSES OF SATISFYING A GUARANTEED DELIVERY.

        THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES ON THE LETTER OF TRANSMITTAL. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE PROVIDED IN THE SIGNATURE BOX IN THE LETTER OF TRANSMITTAL.

        The undersigned hereby deposits with Osisko, upon the terms and subject to the conditions set forth in the Offer and in the related Letter of Transmittal, receipt of which is hereby acknowledged, Common Shares listed below pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase, "Manner of Acceptance — Procedure for Guaranteed Delivery".

Certificate Number(s) (if available)	Name and Address of Registered Shareholder (please print)	Number of Common Shares Represented by Certificate	Number of Common Shares Deposited

TOTAL

(Please print or type. If space is insufficient, please attach a list to this Notice of Guaranteed Delivery in the above form.)

(Daytime Area Code and Telephone Numbers)	(Signature of Shareholder)
(Date)	(Please Print Name of Shareholder)

3

 GUARANTEE OF DELIVERY
(Not to be used for signature of guarantee)

        The undersigned, an Eligible Institution, guarantees delivery to the Depositary at its address in Toronto, Ontario set forth herein of the certificate(s) representing Common Shares deposited hereby, in proper form for transfer together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile thereof), relating to such Common Shares, with signatures guaranteed if so required in accordance with the Letter of Transmittal, and all other documents required by such Letter of Transmittal, are received at the Toronto, Ontario office of the Depository by 5:00 p.m. (Toronto time) on the third trading day on the TSXV after the Expiry Date.

Name of Firm	Authorized Signature
Address of Firm	Name (please print)
Title
Zip Code/Postal Code	Date
Area Code and Telephone Number

4

The Depositary and Information Agent for the Offer is:

By Mail	By Registered, by Hand or by Courier
The Exchange Tower 130 King Street West, Suite 2950, P.O. Box 361 Toronto, Ontario M5X 1E2	The Exchange Tower 130 King Street West, Suite 2950, Toronto, Ontario M5X 1E2

North American Toll Free Phone:
 1-877-659-1824
E-mail: contactus@kingsdaleshareholder.com
Facsimile: 416-867-2271
Toll Free Facsimile: 1-866-545-5580
Outside North America, Banks and Brokers Call Collect: 416-867-2272

Any questions and requests for assistance or additional copies of the Offer and Circular, as varied from time to time, this Letter of Transmittal and the Notice of Guaranteed Delivery may be directed by Shareholders to the Depositary at the addresses set out above. You may also contact your broker, investment dealer, bank, trust company or other nominee for assistance concerning the Offer.

A Letter to Brett Resources Inc. Shareholders, from Osisko Mining Corporation

April 13, 2010

Dear Brett Resources Shareholder,

As you may already be aware, Osisko Mining Corporation (“Osisko”) has made a premium offer (the “Offer”) for your Brett Resources Inc. (“Brett”) shares. This potential transaction represents an excellent opportunity for both Brett shareholders and Osisko. The details of the transaction are contained in the accompanying offer documents.

PREMIUM OFFER FOR BRETT SHARES

Osisko is offering to purchase all of the issued and outstanding common shares of Brett on the basis of 0.34 of an Osisko common share and $0.0001 in cash for each common share of Brett.

The Offer represents a premium of approximately 56.1% over the March 16, 2010 closing price of the Brett common shares on the TSXV of $1.98, based on a closing price of $9.09 per Osisko common share on the TSX on that same date, which was the last trading day for the Brett common shares prior to Osisko’s announcement of its intention to make the Offer.

The Offer also represents a premium of approximately 52.5% based on the volume weighted average prices of Osisko and Brett for the 20 trading days ended March 16, 2010 on the TSX and TSXV, respectively.

CREATING ENHANCED VALUE THROUGH COMBINATION

We believe that an Osisko-Brett business combination presents an enhanced value creation opportunity for both Osisko shareholders and Brett shareholders.

Osisko forecasts that 2012 production from its Canadian Malartic project will be approximately 688,000 ounces of gold and Brett has a preliminary assessment that indicates potential average production from Hammond Reef of approximately 463,000 ounces of gold per year during the first six years of production. Completion of the proposed transaction will result in Brett shareholders owning part of what is expected to be a mid-tier gold producer by the second quarter of 2011. Osisko’s management has experience and a track record for mine-building, mine permitting and mine operations, with a team that has collectively built, permitted and operated numerous mines in Quebec and internationally.

GREATER SIZE EQUALS ENHANCED LIQUIDITY AND LOWER COST OF CAPITAL

In addition to the potential to realize greater production results, a larger company would also present other benefits. Osisko common shares are listed on the TSX and trade a significantly larger volume of shares per day. Upon completion of the Offer, former Brett shareholders will have greater trading liquidity and exposure to a larger shareholder base.

With near-term producer status, the potential for a growing resource base at both Canadian Malartic and Hammond Reef, access to capital from Osisko’s near-term production and an experienced management team, we believe the combination of Osisko and Brett makes solid business sense for both companies and their shareholders.

STRONG EARLY SUPPORT FOR THE TRANSACTION

Brett’s Board of Directors and a special committee of the Brett Board of Directors comprised of independent directors received fairness opinions from their financial advisors that, subject to the scope of the review, analysis undertaken and various assumptions, limitations and qualifications set forth in the opinions, the consideration offered to Brett Shareholders pursuant to the Offer is fair, from a financial point of view, to the Brett Shareholders (other than Osisko and its affiliates).

Brett’s Board of Directors has unanimously determined that the Offer is fair and is in the best interests of Brett and the Shareholders and therefore recommends that Shareholders accept the Offer and tender their Brett common shares to the Offer.

All of the directors and officers of Brett have entered into Lock-Up Agreements pursuant to which they have agreed to deposit all Brett common shares held by them, representing approximately 5.0% of Brett’s issued and outstanding common shares, to the Offer. In addition, the Offer has the support of certain institutional and other shareholders of Brett who have agreed to tender their Brett common shares to the Offer, which together represent approximately 16.5% of the issued and outstanding Brett common shares.

Notwithstanding the strong initial support we have received in connection with the Offer, if you decide to tender your Brett common shares to the Offer, we urge you to do so as soon as possible.

We look forward to welcoming you as new shareholders of Osisko.

Best Regards,

/s/ Sean Roosen

Sean Roosen, President, Chief Executive Officer and Director,
Osisko Mining Corporation

Questions and requests should be directed to the depositary and information agent,
Kingsdale Shareholder Services Inc.,

North American Toll Free Number: 1-877-659-1824
Outside North America, Banks and Brokers Call Collect: 416-867-2272

National Instrument 43-101 — Standards for Disclosure for Mineral Projects

Mr. Bob Wares, P.Geo., Executive Vice-President and COO of Osisko, a Qualified Person under NI 43-101, has read and approved the scientific and technical information in this document. Mr. Joe Ringwald, P.Eng. and Vice-President of Brett, a Qualified Person under NI 43-101 has read and approved the technical information in this document. This document contains information relating to a preliminary assessment that includes inferred mineral resources which are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. For further information on the Canadian Malartic project, please see Osisko’s “Updated Resource and Reserve Estimates for the Canadian Malartic Project, Malartic, Quebec” completed by Elzéar Belzile, Ing., and Louis-Pierre Gignac, Ing., March 22, 2010. For further information on Hammond Reef please see Brett’s “Preliminary Assessment of the Hammond Reef Gold Project, Atikokan, Ontario, Canada”; completed by Scott Wilson Roscoe Postle Associates Inc., November 27, 2009.

This document contains forward-looking information, specifically in respect of the forecast production from Osisko’s Canadian Malartic project and Brett’s Hammond Reef property. The material factors and assumptions on which this forward-looking information is based, the material risks associated therewith and the obligations of Brett and Osisko to update forward-looking information are referenced in the accompanying Directors’ Circular of Brett and Take-Over Bid Circular of Osisko.

 PART II

INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

INDEMNIFICATION

        Under the Canada Business Corporations Act, the Registrant may indemnify a director or officer of the Registrant, a former director or officer of the Registrant or another individual who acts or acted at the Registrant's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Registrant or other entity and provided that the director, officer or other individual acted honestly and in good faith with a view to the best interest of the Registrant, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Registrant's request and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director, officer or other individual referred to above is entitled to indemnification from the Registrant as a matter of right if he was not judged by the court or other competent authority to have committed any fault or omitted to do anything that the individual ought to have done and fulfilled the conditions set forth above.

        A policy of directors' and officers' liability insurance is maintained by the Registrant which insures directors and officers for losses as a result of claims against the directors and officers of the Registrant in their capacity as directors and officers and also reimburses the Registrant for payments made pursuant to the indemnity provisions under the Registrant's By-Laws and the Canada Business Corporations Act.

        Insofar as indemnification for liabilities under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy in the United States as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

        The exhibits specified below are filed as exhibits to this registration statement:

Exhibit No.	Description
1.1	Press release dated March 22, 2010 relating to the Registrant's intention to make an offer for all outstanding shares of Brett (incorporated by reference to the Registrant's filing pursuant to Rule 425 (Commission File No. 132-02710).
2.1	Support Agreement dated March 21, 2010 by and between the Registrant and Brett.
2.3	Forms of Lock-Up Agreements.
3.1	Annual Information Form of the Registrant dated March 30, 2010 for the Fiscal Year ended December 31, 2009.
3.2	Management information circular of the Registrant dated May 21, 2009 prepared in connection with the annual meeting of shareholders of the Registrant held on June 30, 2009.
3.3
Annual audited consolidated financial statements of the Registrant and the notes thereto as at December 31, 2009 and 2008 and for each of the fiscal years ended December 31, 2009 and 2008, together with the report of the auditors thereon, and management's discussion and analysis relating thereto.
3.4	Material change report of the Registrant dated March 26, 2010 regarding the Registrant's announcement of its intention to make the Offer for Brett.

II-1

Exhibit No.	Description
3.5	Material change report of the Registrant dated March 30, 2010 regarding the Registrant's announcement of an updated reserve and resource at Canadian Malartic project.
4.1	Consent of PricewaterhouseCoopers LLP.
4.2	Consent of David Runnels, BBA.
4.3	Consent of B. Terrence Hennessey, Micon International.
4.4	Consent of Elzéar Belzile, Belzile Solutions.
4.5	Consent of Louise-Pierre Gignac, G Mining.
4.6	Consent of André-Martin Bouchard, Genivar.
4.7	Consent of Michel R. Julien, Golder.
4.8	Consent of Richard Gowans, Micon International.
4.9	Consent of Robert Wares P. Geo and Chief Operating Officer of the Registrant.
4.10	Consent of Fraser Milner Casgrain LLP.
5.1	Power of Attorney of certain officers and directors of the Registrant (included on signature page).

II-2

 PART III

UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS

Item 1.    Undertakings.

(a)
Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-8 or to transactions in said securities.

(b)
Registrant further undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to any applicable Canadian federal and/or provincial or territorial law, regulation or policy, information regarding purchases of the Registrant's securities or of the subject issuer's securities during the exchange offer. Such information shall be set forth in amendments to this Form.

Item 2.    Consent to Service of Process.

(a)
Concurrently with the filing of this Registration Statement, Registrant has filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

(b)
Not applicable.

(c)
Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

 SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Montreal, Province of Quebec, Country of Canada on April 13, 2010.

Osisko Mining Corporation (Registrant)
By:	/s/ SEAN ROOSEN Sean Roosen President and Chief Executive Officer

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Sean Roosen and Bryan A. Coates, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, from such person and in each person's name, place and stead, in any and all capacities, to sign a registration statement on Form F-8 for purposes of registering equity securities of Osisko Mining Corporation, and any amendments thereto (including any post-effective amendments thereto), and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing as fully to all intents and purposes as he or she might or could in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities indicated on April 13, 2010.

Signature	Title	Date

/s/ VICTOR BRADLEY Victor Bradley	Director and Chairman of the Board of Directors	April 13, 2010
/s/ SEAN ROOSEN Sean Roosen	President, Chief Executive Officer and Director (Principal Executive Officer)	April 13, 2010
/s/ BRYAN A. COATES Bryan A. Coates	Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2010
/s/ ANDRÉ J. DOUCHANE André J. Douchane	Director	April 13, 2010
/s/ STAPH LEAVENWORTH BAKALI Staph Leavenworth Bakali	Director	April 13, 2010
/s/ NORMAN STORM Norman Storm	Director	April 13, 2010
/s/ SERGE VÉZINA Serge Vézina	Director	April 13, 2010
/s/ ROBERT WARES Robert Wares	Director	April 13, 2010

 AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

        Pursuant to the requirements of Section 6(a) of the Securities Act, the undersigned has signed this registration statement solely in the capacity of the duly authorized representative of Osisko Mining Corporation, on April 13, 2010.

Goodwin Procter LLP
/s/ MARTIN C. GLASS Name: Martin C. Glass Title: Partner

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PART I INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
  Item 1. Jurisdiction Document.
  Item 2. Informational Legends.
  Item 3. Incorporation of Certain Information by Reference.
  Item 4. List of Documents Filed with the Commission.
NOTICE TO UNITED STATES SHAREHOLDERS
TABLE OF CONTENTS
NOTICE TO HOLDERS OF CONVERTIBLE SECURITIES
STATEMENTS REGARDING FORWARD-LOOKING INFORMATION
INFORMATION CONCERNING BRETT
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES
CAUTIONARY NOTE CONCERNING MINERAL RESOURCE CALCULATIONS
QUESTIONS AND ANSWERS ABOUT THE OFFER
SUMMARY OF THE OFFER
SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
Summary of Pro Forma Consolidated Financial Information for Osisko (amounts expressed in thousands of dollars, except per share amounts) (unaudited)
Summary of Consolidated Financial Information for Osisko (amounts expressed in thousands of dollars, except per share amounts)
Summary of Consolidated Financial Information for Brett (amounts expressed in thousands of dollars, except per share amounts)
GLOSSARY
OFFER
  April 13, 2010
CIRCULAR
Summary of Pro Forma Consolidated Financial Information for Osisko (amounts expressed in thousands of dollars, except per share amounts) (unaudited)
Summary of Consolidated Financial Information for Osisko (amounts expressed in thousands of dollars, except per share amounts)
Summary of Consolidated Financial Information for Brett (amounts expressed in thousands of dollars, except per share amounts)
PRO FORMA OSISKO COMMON SHARES OUTSTANDING AND OWNERSHIP
CONSENT OF COUNSEL
AUDITORS' CONSENT
APPROVAL AND CERTIFICATE
SCHEDULE "A"
OSISKO MINING CORPORATION PRO FORMA CONSOLIDATED BALANCE SHEET (unaudited, tabular amounts expressed in thousands of dollars)
OSISKO MINING CORPORATION PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS For the year ended December 31, 2009 (unaudited, tabular amounts expressed in thousands of dollars, except per share amounts)
OSISKO MINING CORPORATION NOTES TO THE PRO FORMA CONSOLIDATED STATEMENTS As at December 31, 2009 (unaudited, tabular amounts expressed in thousands of dollars, except per share amounts)
SHAREHOLDER SIGNATURE
BOX 5 TAX DEFERRAL ELECTION FOR CANADIAN TAX PURPOSES
SUBSTITUTE FORM W-9 TO BE COMPLETED BY U.S. SHAREHOLDERS ONLY
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE "APPLIED FOR" IN PART I OF THIS SUBSTITUTE FORM W-9
GUARANTEE OF DELIVERY (Not to be used for signature of guarantee)
PART II INFORMATION NOT REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS
EXHIBITS
PART III UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
  Item 1. Undertakings.
  Item 2. Consent to Service of Process.
SIGNATURES
AUTHORIZED REPRESENTATIVE IN THE UNITED STATES